                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               -------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                           FIRST FEDERAL CAPITAL CORP
             (Exact name of registrant as specified in its charter)

       WISCONSIN                        6711                    39-1651288
       (State of           (Primary Standard Industrial      (I.R.S. Employer
       Incorporation)      Classification Code Number)       Identification No.)

                                605 STATE STREET
                           LA CROSSE, WISCONSIN 54601
                                 (608) 784-8000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

              JACK C. RUSCH, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           FIRST FEDERAL CAPITAL CORP
                                605 STATE STREET
                           LA CROSSE, WISCONSIN 54601
                                 (608) 784-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

                                    Copy to:
                               W. Charles Jackson
                          Michael Best & Friedrich LLP
                            100 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-6560

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
         As soon as practicable after the effective date of the Merger.

                                 ---------------

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                                 ---------------

                         CALCULATION OF REGISTRATION FEE


                                                                              Proposed
  Title of Each Class of                 Amount         Offering Price        Aggregate         Amount of
Securities to be Registered         to be Registered      Per Share (1)     Offering Price   Registration Fee
---------------------------         ----------------    ---------------     --------------   ----------------
Common Stock, $.10 par value           1,950,000             $15.84           $30,888,000         $7,722

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act of 1933, as amended.

                                 ---------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                       AMERICAN COMMUNITY BANKSHARES, INC.
                                400 SCOTT STREET
                             WAUSAU, WISCONSIN 54403
                                 (715) 359-4047

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON ____________, 2001


TO THE SHAREHOLDERS OF AMERICAN COMMUNITY BANKSHARES, INC.:

         We will hold a special meeting of the shareholders of American Community Bankshares, Inc. on ________, 2001, at ____ a.m., local time, at __________________________________, to vote on the merger of American Community Bankshares, Inc. and First Federal Capital Corp. In the merger, you will receive
4.5 shares of First Federal common stock for each share of American Community Bankshares stock you own before the merger (the exchange rate will be adjusted in the event of stock dividends or other events as described on Page ___ of the attached Proxy Statement/Prospectus). You will also receive cash for any fractional shares of First Federal common stock you would otherwise receive in the merger.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AT THE SPECIAL MEETING. The merger agreement must be approved at the special meeting by the affirmative vote of at least a majority of the outstanding shares of our stock. Only shareholders as of the close of business on ________, 2001, may vote at the special meeting. The Proxy Statement/Prospectus attached to this Notice gives you detailed information about the merger and includes a copy of the Agreement and Plan of Merger as Annex A. You should read these documents carefully.

         Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. If no instructions are indicated on your signed proxy, your shares will be voted "FOR" the merger. You may revoke your proxy prior to its exercise by giving written notice to the corporate secretary, filing another proxy or by attending the special meeting and voting in person. If you do not return your proxy and do not vote in person at the special meeting, it will have the same effect as if your shares were voted against the merger. YOUR VOTE IS VERY IMPORTANT.

                                       By Order of the Board of Directors,


                                       George D. Wolff III
                                       Secretary

Wausau, Wisconsin
__________, 2001

      DO NOT RETURN YOUR STOCK CERTIFICATES WITH YOUR PROXY. IF THE MERGER IS APPROVED, YOU WILL BE NOTIFIED AND FURNISHED WITH INSTRUCTIONS ON
                    HOW AND WHERE TO SURRENDER YOUR SHARES.

                               PROXY STATEMENT FOR
                       AMERICAN COMMUNITY BANKSHARES, INC.
                                 SPECIAL MEETING
                                   ----------
                                  PROSPECTUS OF
                           FIRST FEDERAL CAPITAL CORP
                       UP TO _____ SHARES OF COMMON STOCK

         The boards of directors of American Community Bankshares, Inc. and First Federal Capital Corp have agreed that First Federal Capital Corp will acquire American Community Bankshares, Inc. in a merger. If the merger is approved by the shareholders of American Community Bankshares, Inc. and all other closing conditions are satisfied, each outstanding share of American Community Bankshares, Inc. common stock will be exchanged for 4.5 shares of First Federal Capital Corp common stock. The Board of Directors of American Community Bankshares, Inc. believes that the merger is in the best interest of you and American Community Bankshares, Inc.

         This document is a proxy statement for the solicitation of proxies by the Board of Directors of American Community Bankshares, Inc. for use at the American Community Bankshares, Inc. special meeting of shareholders to be held to vote on the merger with First Federal Capital Corp. It is also a prospectus relating to First Federal Capital Corp's issuance of up to _______ shares of common stock of First Federal Capital Corp in connection with the merger and the exercise of stock options of American Community Bankshares, Inc. which will be converted into options to acquire First Federal Capital Corp common stock at the effective time of the merger.

         The merger cannot be completed unless the shareholders of American Community Bankshares, Inc. approve the Agreement and Plan of Merger between First Federal Capital Corp and American Community Bankshares, Inc., and the merger described therein. American Community Bankshares, Inc. has scheduled a special meeting for its shareholders to vote on the Agreement and Plan of Merger. The date, time and place of the special meeting are as follows:

                             __________, local time
                             __________, 2001
                             ______________________
                             ______________________

         Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card(s) to us. Your vote is very important.

         First Federal Capital Corp common stock is traded on The Nasdaq National Market under the symbol "FTFC."

                                  ------------

         For a description of certain significant considerations in connection with the merger and related matters described in this document, see "Risk Factors" beginning on Page ___.

                                  ------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

                                  ------------

         The shares of First Federal Capital Corp common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      The date of this Proxy Statement/Prospectus is _______, 2001, and it is first being mailed to shareholders on or about ________, 2001.

                                TABLE OF CONTENTS


                                                                                                PAGE
AVAILABLE INFORMATION.............................................................................1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE ................................................1

QUESTIONS AND ANSWERS ABOUT THE MERGER............................................................2

SUMMARY...........................................................................................3

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST FEDERAL CAPITAL
        CORP.....................................................................................10

SELECTED CONSOLIDATED FINANCIAL DATA OF  AMERICAN COMMUNITY
        BANKSHARES, INC..........................................................................11

RISK FACTORS.....................................................................................12

A WARNING ABOUT FORWARD-LOOKING INFORMATION......................................................12

THE AMERICAN COMMUNITY BANKSHARES, INC. SPECIAL MEETING..........................................14

General..........................................................................................14

Time and Place...................................................................................14

Record Date; Voting Power........................................................................14

Vote Required....................................................................................14

Recommendation of the American Community Bankshares, Inc. Board of Directors.....................15

Solicitation and Revocation of Proxies...........................................................15

Other Matters....................................................................................15

Rights of Dissenting Shareholders................................................................15

THE MERGER.......................................................................................17

Structure of the Merger..........................................................................17

Reasons for the Merger...........................................................................21

THE AGREEMENT AND PLAN OF MERGER.................................................................23

Conversion of Shares.............................................................................23

Treatment of Stock Options.......................................................................23

Representations and Warranties...................................................................23

Conditions to the Merger.........................................................................25

Fees and Expenses................................................................................26

Termination......................................................................................26

Conduct of Business Prior to Completion of the Merger............................................27

COMPARISON OF SHAREHOLDERS RIGHTS................................................................28

                                TABLE OF CONTENTS
                                   (CONTINUED)


                                                                                               PAGE
Removal of Directors.............................................................................29

Vacancies on the Board of Directors..............................................................29

Amendments to the Articles of Incorporation and Bylaws...........................................29

Shareholder Rights Agreement.....................................................................30

BUSINESS OF AMERICAN COMMUNITY BANKSHARES, INC...................................................32

Regulation and Supervision.......................................................................34

Regulation.......................................................................................34

Monetary Policy..................................................................................35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS................................................................37

Overview.........................................................................................37

Results of Operations............................................................................37

Net Interest Income..............................................................................37

Provision for Loan Losses........................................................................39

Non-Interest Income..............................................................................41

Non-Interest Expense.............................................................................41

Financial Condition..............................................................................41

Non-Performing Assets............................................................................44

Capital Resources................................................................................46

Quantitative and Qualitative Disclosures about American Community Bankshares, Inc.'s
        Market Risk..............................................................................46

Market for American Community Bankshares, Inc. Stock and Related Matters.........................46

Holders and Market for American Community Bankshares, Inc. Stock.................................46

Dividends........................................................................................46

Beneficial Ownership of American Community Bankshares, Inc. Common Stock.........................46

Ownership of American Community Bankshares, Inc. Management......................................46

LEGAL MATTERS....................................................................................47

EXPERTS..........................................................................................47

AMERICAN COMMUNITY BANKSHARES, INC. FINANCIAL STATEMENTS........................................F-1

                              AVAILABLE INFORMATION

         First Federal Capital Corp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by First Federal Capital Corp can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains an internet worldwide web site at http://www.sec.gov at which reports, proxy and information statements and other information regarding First Federal Capital Corp are available. Reports, proxy statements and other information concerning First Federal Capital Corp may be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006.

         First Federal Capital Corp has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

         American Community Bankshares, Inc. is not subject to the informational requirements of the Exchange Act.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         First Federal Capital Corp hereby incorporates by reference into this Proxy Statement/Prospectus the following documents:

         (a) First Federal's Annual Report on Form 10-K for the year ended December 31, 2000.

         (b) First Federal's Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2001.

         (c) The description of First Federal Common Stock and First Federal Series A Junior Participating Preferred Stock and Preferred Stock Purchase Rights set forth in First Federal Capital Corp's Registration Statements on Form 8-A dated October 19, 1989 and January 27, 1995 respectively.

         (d) All documents filed by First Federal Capital Corp pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the termination of the offering of the shares of First Federal Capital Corp common stock offered hereby.

         Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM 605 STATE STREET, LA CROSSE, WISCONSIN 54601, TELEPHONE (608) 784-8000. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ____________, 2001.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?
A: For each outstanding share of American Community Bankshares, Inc. you own before the merger, you will receive 4.5 shares of First Federal Capital Corp common stock (subject to pro rata adjustment for any stock dividends, splits, etc.).

         First Federal Capital Corp will not issue fractional shares in the merger. Instead, you will receive a check, equal to the fraction of a share of First Federal Capital Corp common stock that you would otherwise be entitled to receive multiplied by the average closing price for First Federal Capital Corp common stock on The Nasdaq National Market for the ten (10) consecutive trading days ending five business days before the merger becomes effective.

         We estimate that, upon completion of the merger, current American Community Bankshares, Inc. shareholders will own approximately 8.2% of First Federal Capital Corp's outstanding shares of common stock and current First Federal Capital Corp shareholders will own approximately 91.8% of First Federal Capital Corp's outstanding shares of common stock. These figures (i) assume that no stock options for shares of American Community Bankshares, Inc. are exercised, and (ii) are not adjusted to reflect the cashing out of fractional shares of First Federal Capital Corp that otherwise would have been received by American Community Bankshares, Inc. shareholders in the merger.

Q:       WHAT RISKS SHOULD I CONSIDER BEFORE I VOTE ON THE MERGER?
A:       You should review "Risk Factors" beginning on  Page _____.

Q: WHAT HAPPENS AS THE MARKET PRICE OF FIRST FEDERAL CAPITAL CORP COMMON STOCK FLUCTUATES?
A: The value of the merger consideration will fluctuate correspondingly. We have fixed the merger consideration at 4.5 shares of First Federal Capital Corp common stock for each share of American Community Bankshares, Inc. common stock. However, since the market value of First Federal Capital Corp common stock will fluctuate before and after the closing of the merger, the value of the First Federal Capital Corp common stock that American Community Bankshares, Inc. shareholders receive in the merger could increase or decrease. As of _______, 2001, the closing price for First Federal Capital Corp common stock was $_____ per share. You should obtain current market prices for shares of First Federal Capital Corp common stock. First Federal Capital Corp common stock is listed on The Nasdaq Stock Market under the symbol "FTFC."

Q:       WHEN IS THE MERGER EXPECTED TO BE COMPLETED?
A: We expect to complete the merger immediately following the ____ , 2001 special meeting of American Community Bankshares, Inc. shareholders.

Q:       WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?
A: We expect that the exchange of shares by American Community Bankshares, Inc. shareholders generally will be tax-free for U.S. federal income tax purposes. We expect, however, that shareholders will have to pay taxes on any cash they receive in lieu of fractional shares.

         Your tax consequences will depend on your personal situation. You should consult your tax advisor for full understanding of the tax consequences of the merger to you.

Q:       WILL I BE ABLE TO DISSENT?
A: You will be able to dissent from the proposed merger of American Community Bankshares, Inc. and First Federal Capital Corp, but only by strictly complying with the applicable provisions of the Wisconsin Business Corporation Law. The process for complying with those provisions is set forth on Page ____.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?
A: No. Your broker will vote your shares of American Community Bankshares, Inc. common stock only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your broker will not be able to vote your shares on the proposed merger and this will have the same effect as voting against the merger.

Q: IF I AM AN AMERICAN COMMUNITY BANKSHARES, INC. SHAREHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES NOW?
A: No. After the merger is completed, the transfer agent will send American Community Bankshares, Inc. shareholders written instructions on how to exchange their stock for shares of First Federal Capital Corp. First Federal Capital Corp shareholders will keep their existing stock certificates.

                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, AS WELL AS THE ADDITIONAL DOCUMENTS WE REFER YOU TO, INCLUDING THE AGREEMENT AND PLAN OF MERGER WHICH WE HAVE ATTACHED AS ANNEX A. SEE "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" AT PAGE ______.

GENERAL

         We are proposing a merger between American Community Bankshares, Inc. and First Federal Capital Corp, which we believe will create opportunities for the combined company to realize enhanced revenues through asset growth and operating efficiencies. In the merger, each American Community Bankshares, Inc. shareholder will receive 4.5 shares of First Federal Capital Corp common stock for each share of American Community Bankshares, Inc. common stock. First Federal Capital Corp will also pay cash in lieu of issuing fractional shares of First Federal Capital Corp common stock to current holders of American Community Bankshares, Inc. common stock.

THE COMPANIES

         FIRST FEDERAL CAPITAL CORP

         First Federal Capital Corp was incorporated under the laws of the State of Wisconsin in 1989. In that year, it also became the savings and loan holding company for First Federal Savings Bank La Crosse-Madison upon its conversion from mutual to stock form. First Federal Capital Corp currently owns all of the outstanding capital stock of the bank, which is its principal asset. The Corporation's principal office is located at 605 State Street, La Crosse, Wisconsin 54601, and its telephone number is (608) 784-8000.

                  FIRST FEDERAL SAVINGS BANK LA CROSSE-MADISON

         First Federal Savings Bank La Crosse-Madison was founded in 1934 and is a federally chartered, federally insured, savings bank headquartered in La Crosse, Wisconsin. First Federal Savings Bank's primary business is retail community banking, which includes attracting deposits from and making loans to the general public. In addition to deposits, the bank obtains funds through borrowings from the Federal Home Loan Bank of Chicago ("FHLB"), as well as through other sources such as securities sold under agreements to repurchase and purchases of federal funds. Funds from these sources are used primarily to originate loans, including single-family residential loans, commercial real estate loans, consumer loans, and education loans. First Federal Savings Bank also purchases single-family residential and commercial real estate loans from third-party financial institutions and invests in mortgage-backed and related securities, and is also an active seller of residential loans in the secondary market.

         First Federal Savings Bank's primary market areas for conducting its activities consist of communities located in the western, south-central, and eastern portions of Wisconsin and the northern portion of Illinois, as well as contiguous counties in Iowa and Minnesota. As of June 30, 2001, First Federal Savings Bank maintains 74 banking offices in its market areas. Twenty of these offices are located in the Madison metropolitan area, six in the La Crosse metropolitan area, five in the City of Eau Claire, four in the City of Appleton, three in the cities of Beloit and Hudson, and two each in the cities of Green Bay, Kenosha, Janesville, Neenah, Oshkosh and Racine, Wisconsin. First Federal Savings Bank also maintains one retail banking facility in 13 other cities located throughout its market area in Wisconsin, as well as five offices in Rockford, Illinois. The Bank also has separate residential loan production offices in Appleton and Janesville, Wisconsin.

         First Federal Savings Bank is subject to regulation and examination by the Office of Thrift Supervision ("OTS"), its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund, which insures the Bank's deposits to the maximum extent permitted by law.

         First Federal Savings Bank maintains an investment subsidiary organized under Nevada law to manage, hold and trade cash, securities and loans and also offers brokerage services, including the sale of annuities, mutual funds and other investments to bank customers and the general public.

         First Federal Savings Bank's principal executive offices are located at 605 State Street, La Crosse, Wisconsin 54601, and its telephone number is (608) 784-8000.

         AMERICAN COMMUNITY BANKSHARES, INC.

         American Community Bankshares, Inc. was incorporated under Wisconsin law in September, 1994, for the purpose of acquiring and operating American Community Bank. American Community Bankshares, Inc. is a registered one-bank holding company under the Bank Holding Company Act of 1956, as amended. American Community Bankshares, Inc.'s sole business is the ownership and management of American Community Bank.

                  AMERICAN COMMUNITY BANK

         American Community Bank was organized in connection with the formation of American Community Bankshares, Inc. and began operations as a Wisconsin banking corporation in March, 1995. The bank is a wholly owned subsidiary of American Community Bankshares, Inc. American Community Bank's principal office is located in Wausau, Wisconsin, and it maintains one branch banking office in Mosinee, Wisconsin.

         American Community Bank is engaged in general commercial and retail banking in the Wausau and Mosinee areas and the surrounding portions of Marathon County. American Community Bank serves individuals, businesses, and governmental units and offers most forms of commercial and consumer lending, including lines of credit, secured and unsecured term loans and real estate financing. In addition, American Community Bank provides a full range of personal banking services, including checking accounts, savings and time accounts, installment and other personal loans, as well as mortgage loans. American Community Bank offers automated teller machines and online computer banking to its customers to provide services on a 24-hour basis.

         American Community Bank maintains an investment subsidiary organized under Nevada law to manage, hold and trade cash, securities and loans and also offers brokerage services, including the sale of annuities, mutual funds and other investments to bank customers and the general public.

         American Community Bank is subject to regulation and examination by the Wisconsin Department of Financial Institutions, its chartering authority and primary regulator, and by the FDIC, which administers the Bank Insurance Fund and insures American Community Bank's deposits to the maximum extent permitted by law.

THE AMERICAN COMMUNITY BANKSHARES, INC. SPECIAL MEETING (PAGE ____)

         The American Community Bankshares, Inc. special shareholders' meeting will be held at __________________ at _____ a.m., local time, on ______________,
2001. At the meeting, American Community Bankshares, Inc. shareholders will vote upon a proposal to approve the merger.

RECORD DATE; VOTING POWER (PAGE ____)

         You are entitled to vote at the American Community Bankshares, Inc. special meeting if you owned shares of American Community Bankshares, Inc. on __________, 2001. As of that date, there were ______ shares of American Community Bankshares, Inc. common stock issued and outstanding held by approximately 159 shareholders. Each holder of American Community Bankshares, Inc. common stock will be entitled to one vote per share on the merger agreement to be acted upon at the meeting.

VOTE REQUIRED (PAGE ____)

         Approval by the American Community Bankshares, Inc. shareholders of the proposal to approve and adopt the Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding shares of American Community Bankshares, Inc. common stock. The Agreement and Plan of Merger obligates the directors and executive officers of American Community Bankshares, Inc., in their individual capacities, to vote in favor of the merger. Collectively, these individuals own ______ shares with power to vote, or _____% of the outstanding shares of American Community Bankshares, Inc. common stock.

RECOMMENDATION OF BOARD OF DIRECTORS (PAGE ____)

         The American Community Bankshares, Inc. Board of Directors has unanimously approved and adopted the Agreement and Plan of Merger, and recommends that you vote "FOR" approval of the merger. You also should refer to the reasons that the American Community Bankshares, Inc. Board of Directors considered in determining whether to approve and adopt the Agreement and Plan of Merger on Page ___.

OUR REASONS FOR THE MERGER (PAGE __ AND __)

         FIRST FEDERAL CAPITAL CORP. The Board of Directors of First Federal Capital Corp considered a number of financial and non-financial factors in making its decision to merge with American Community Bankshares, Inc., including its respect for the ability and integrity of the American Community Bankshares, Inc. Board of Directors, management and staff. The Board of Directors of First Federal Capital Corp believes that increasing its presence in the Wausau, Wisconsin, area offers long range strategic benefits to First Federal Capital Corp.

         AMERICAN COMMUNITY BANKSHARES, INC. American Community Bankshares, Inc.'s Board of Directors considered several financial and non-financial factors in determining to approve the merger into First Federal Capital Corp, including, among other things, the price First Federal Capital Corp offered to the American Community Bankshares, Inc. shareholders, the form of consideration, the nature of the merger, and the impact of the merger on American Community Bankshares, Inc.'s shareholders, customers, employees and on the communities it serves as well as First Federal Capital Corp's continuing commitment to the Wausau, Wisconsin, community and to the other communities in which it operates.

TERMS OF THE AGREEMENT AND PLAN OF MERGER (PAGES __ TO __)

         THE AGREEMENT AND PLAN OF MERGER IS ATTACHED TO THIS DOCUMENT AS ANNEX
A. WE ENCOURAGE YOU TO READ THE AGREEMENT IN ITS ENTIRETY. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER. WE ALSO ENCOURAGE YOU TO READ THE RISK FACTORS BEGINNING ON PAGE __.

         GENERAL. The Agreement and Plan of Merger provides that American Community Bankshares, Inc. will merge with and into First Federal Capital Corp, with First Federal Capital Corp as the surviving corporation, and that American Community Bank will merge with and into First Federal Savings Bank, with First Federal as the surviving entity.

         MERGER CONSIDERATION. You will receive 4.5 shares of First Federal Capital Corp common stock for each share of American Community Bankshares, Inc. common stock that you own. You will not receive fractional shares of First Federal Capital Corp common stock, but rather will receive cash in the amount of any fractional share of First Federal Capital Corp common stock that you would otherwise receive multiplied by the average closing price for First Federal Capital Corp common stock on The Nasdaq National Market for the ten consecutive trading days ending five business days before the merger becomes effective.

         COMPLETION OF THE MERGER. The merger will become effective when we file Articles of Merger with the Wisconsin Department of Financial Institutions.

         CONDITIONS TO THE MERGER. The completion of the merger depends upon the satisfaction of a number of conditions, including:

         - approval of the Agreement and Plan of Merger by the American Community Bankshares, Inc. shareholders;

         - the common stock that First Federal Capital Corp will issue in the merger has been approved for listing on The Nasdaq National Market;

         - receipt of all necessary authorizations, orders, and consents of governmental authorities and the expiration of any regulatory waiting periods;

         - First Federal Capital Corp and American Community Bankshares, Inc. shall have received an opinion of Michael Best & Friedrich LLP that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of
                  Section 368(b) of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by American Community Bankshares, Inc. shareholders in the merger to the extent they receive shares of First Federal Capital Corp common stock as consideration for their shares of American Community Bankshares, Inc. common stock; and

         - other customary conditions and obligations of the parties set forth in the Agreement and Plan of Merger.

         Unless prohibited by law, either First Federal Capital Corp or American Community Bankshares, Inc. could elect to waive a condition that has not been satisfied and complete the merger anyway.

         FEES AND EXPENSES. Generally, First Federal Capital Corp and American Community Bankshares, Inc. will pay their own fees, costs and expenses incurred in connection with the merger. If, however, either party terminates the merger due to the other party's failure to satisfy its obligations under the Agreement and Plan of Merger, the party terminating the Agreement and Plan of Merger is entitled to receive reimbursement for its fees and expenses, up to a maximum of $100,000.

         TERMINATION. Either American Community Bankshares, Inc. or First Federal Capital Corp may call off the merger under certain circumstances, including if:

         -        we both consent in writing;

         -        the merger is not completed before January 31, 2002;

         -        we are not able to obtain required governmental approvals;

         - the other party is made a party to or threatened with a lawsuit which can be reasonably expected to have a material adverse effect on the assets, properties, business or financial condition of that party;

         - the other party breaches in a material manner any of the representations or warranties or any covenant or agreement it has made under the Agreement and Plan of Merger and the breach is not cured within thirty days; or

         - any condition to a party's obligations under the Agreement and Plan of Merger has not been met or waived.

         First Federal Capital Corp may terminate the merger under certain circumstances, including:

         - if American Community Bankshares, Inc.'s net worth as of the calendar quarter prior to completion of the merger is less than $11,758,723;

         - if prior to consummation of the merger there is an adverse change in the condition of American Community Bankshares, Inc. (which is defined as an adverse change in business, financial conditions or operating results, or pending or threatened litigation reasonably expected to have a material adverse effect); or

         - if the merger is not approved by a majority of American Community Bankshares, Inc. shareholders or if more than 20% of such shareholders exercise dissenters' rights.

         In addition, if American Community Bankshares, Inc. terminates the merger because:

                  (i) it receives a different acquisition proposal from another party and American Community Bankshares, Inc.'s Board of Directors determines in good faith that it could be a breach of its fiduciary duty not to accept such proposal (provided that prior to acceptance of any such offer American Community Bankshares, Inc. is obligated to negotiate with First Federal Capital Corp to determine if the terms of the merger can be adjusted in a manner that would allow the merger to proceed);

                  (ii) it enters into another agreement to be acquired or to merge; or

                  (iii) it's Board of Directors fails to continue to recommend approval of the merger (unless First Federal Capital Corp has materially breached its obligations under the Agreement and Plan of Merger and has not reasonably attempted to cure such breach);

         then American Community Bankshares, Inc. shall be obligated to pay First Federal Capital Corp a "termination" fee of $950,000.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN COMMUNITY BANKSHARES, INC. IN THE MERGER (PAGE____)

         When you consider the American Community Bankshares, Inc. Board of Directors' recommendation, you should be aware that one of the directors and certain executive officers of American Community Bankshares, Inc. have interests in the merger as employees and/or directors that are different from, and may conflict with, your interests as a shareholder of American Community Bankshares, Inc. The American Community Bankshares, Inc. Board of Directors recognized and considered these interests and determined that they did not affect the benefits of the merger to the American Community Bankshares, Inc. shareholders.

DIRECTORS OF FIRST FEDERAL CAPITAL CORP FOLLOWING THE MERGER (PAGE ___)

         Upon completion of the merger, the current directors of First Federal Capital Corp and First Federal Savings Bank will continue to serve in such capacities. In addition, Mr. Edwin J. Zagzebski, Chairman of the Board of Directors and Chief Executive Officer of American Community Bankshares, Inc., will be appointed to the Board of Directors of First Federal Capital Corp and First Federal Savings Bank and will be nominated for election to a full three-year term on the Board of Directors of First Federal Capital Corp at the next annual meeting of First Federal Capital Corp shareholders. [Need Regulation S-K Item 401, 402 and 404 information for Edward Zagzebski]

ACCOUNTING TREATMENT (PAGE ___)

         The merger will be accounted for using the purchase method of accounting. This means that all of the tangible and identifiable intangible assets and liabilities of American Community Bankshares, Inc. will be marked to fair market value. This will include an estimate of the value of deposit-based intangibles. Any excess payment by First Federal Capital Corp over the fair market value of the net tangible and identifiable intangible assets of American Community Bankshares, Inc. will be recorded as goodwill on the financial statements of First Federal Capital Corp.

RESALES OF FIRST FEDERAL CAPITAL CORP COMMON STOCK (PAGE ___)

         Shares of First Federal Capital Corp common stock received by American Community Bankshares, Inc. shareholders will receive in the merger will be freely transferable by the holders, except for those shares held by holders who may be "affiliates." Affiliates generally include directors, executive officers, and holders of 10% or more of American Community Bankshares, Inc. common stock. American Community Bankshares, Inc. will use its best efforts to provide to First Federal Capital Corp the written agreement of each person who may be deemed its "affiliate" that such person will not dispose of his or her shares of First Federal Capital Corp common stock, except in compliance with the Securities Act of 1933.

REGULATORY APPROVALS (PAGE ___)

         We must make filings with or obtain approvals from regulatory authorities to effect the merger of American Community Bankshares, Inc. into First Federal Capital Corp and of American Community Bank into First Federal Savings Bank. These include, without limitation, the approval of the OTS, waiver by the Board of Governors of the Federal Reserve System ("FRB") of certain requirements under the Bank Holding Company Act, approval of the FDIC and the registration of First Federal Capital Corp common stock to be issued in the merger with the Securities and Exchange Commission. In addition, the First Federal Capital Corp common stock to be issued in the merger must be approved for listing on The Nasdaq National Market.

         We cannot predict whether or when we will obtain all required regulatory approvals.

                           COMPARATIVE PER SHARE DATA

         The tables below show the earnings, book value, and dividends per share for First Federal Capital Corp and American Community Bankshares, Inc. both on a historical and a pro forma basis. We derived the First Federal Capital Corp and American Community Bankshares, Inc. pro forma data as we describe under "Unaudited Pro Forma Condensed Combined Financial Information" on Page ___. You should read the respective audited and unaudited historical consolidated financial statements and related notes of First Federal Capital Corp incorporated by reference herein and American Community Bankshares, Inc. beginning at Page ___ of this Proxy Statement/Prospectus.

         We urge you to obtain current market quotations for First Federal Capital Corp common stock. The market price of First Federal Capital Corp common stock will fluctuate between the date of this document and the date on which the merger is completed and thereafter. Because the market price of First Federal Capital Corp common stock is subject to fluctuation, the value of the shares of First Federal Capital Corp common stock that American Community Bankshares, Inc. shareholders will receive in the merger may increase or decrease prior to and after the merger.

                            [PER SHARE DATA TO COME]

                HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

FIRST FEDERAL CAPITAL CORP

         First Federal Capital Corp common stock is listed on The Nasdaq National Market under the symbol "FTFC." On August __, 2001, there were approximately ________ shareholders of First Federal Capital Corp common stock. The following table sets forth for the calendar quarter indicated the high and low bid prices per share of First Federal Capital Corp common stock as reported on The Nasdaq National Market, and the dividends per share of First Federal Capital Corp common stock.


                                            Stock Price                         Dividends Per Share
Quarter Ended                           High            Low
June 30, 2001                          $16.20          $13.16                          $.012
March 31, 2001                          16.63           12.75                           0.11

December 31, 2000                      $14.88          $10.88                          $0.11
September 30, 2000                      12.44           10.63                           0.11
June 30, 2000                           12.75           10.13                           0.11
March 31, 2000                          14.63           10.44                           0.09

December 31, 1999                      $16.13          $12.56                          $0.09
September 30, 1999                      18.00           14.75                           0.09
June 30, 1999                           15.88           11.75                           0.09
March 31, 1999                          16.38           11.75                           0.07

AMERICAN COMMUNITY BANKSHARES, INC.

         There is no established trading market for American Community Bankshares, Inc. common stock.

         American Community Bankshares, Inc.'s ability to pay dividends depends upon the receipt of dividends from American Community Bank. Payment of dividends by American Community Bank is subject to various limitations under banking laws and regulations. The declaration of dividends by American Community Bankshares, Inc. is discretionary and depends upon operating results and financial condition, regulatory limitations, tax considerations and other factors. American Community Bankshares, Inc. did not pay a cash dividend on its stock until May, 2000. Historical per share dividends declared by American Community Bankshares, Inc. are:


                  Quarter Ended
                  June 30, 2001                      $ .11
                  March 31, 2001                     $ .11

                  December 31, 2000                  $ .10
                  September 30, 2000                 $ .10
                  June 30, 2000                      $ .10
                  March 31, 2000                        --

COMPARATIVE MARKET PRICE INFORMATION

         The following table presents quotation information for First Federal Capital Corp common stock on The Nasdaq National Market on May 22, 2001 and ____________________, 2001. May 22, 2001 was the last trading day prior to our announcement of the signing of the Agreement and Plan of Merger.
________________, 2001 was the last practicable trading day for which information was available prior to the date of this document.


                                     First Federal Capital Corp Common Stock
                                    -----------------------------------------
                                    High             Low               Close
         May 22, 2001               $14.99           $14.50            $14.98
         ___________, 2001

       SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST FEDERAL CAPITAL CORP


SELECTED BALANCE SHEET DATA                        At or for the six                 At or for the year ended December 31,
                                                 months ended June 30,               -------------------------------------
                                                 ----------------------------------------------------------------------------------
                                                    2001        2000        2000        1999        1998        1997        1996
                                                 ----------------------------------------------------------------------------------
                                                               (Dollars in thousands, except for per share amounts)
Total assets ................................... $2,447,250  $2,246,061  $2,352,726  $2,084,554  $1,786,504  $1,544,294  $1,515,413
Investment securities available for sale, at
  fair value....................................    253,168     227,964     332,054     253,038     204,109      69,272     135,904
Investment securities held to maturity at cost..     62,596      89,548      77,299     103,932     102,500     124,336     147,835
Loans held for investment, net..................  1,904,515   1,757,477   1,772,477   1,538,595   1,177,526   1,193,893   1,106,040
Allowance for loan losses.......................      8,394       7,664       8,028       7,624       7,624       7,638       7,888
Mortgage servicing rights, net..................     27,027      22,658      23,280      21,728      21,103      16,291      11,887
Intangible assets...............................     10,980      11,955      11,490      12,463      13,485       5,921       5,221
Deposit liabilities.............................  1,808,000   1,620,707   1,699,252   1,471,259   1,460,136   1,146,534   1,024,093
FHLB advances and other borrowings..............    455,775     470,933     490,846     469,580     189,778     275,779     383,593
Stockholders' equity............................    155,523     133,081     146,549     127,275     122,685     109,361      95,414

SELECTED OPERATING DATA
Interest income................................. $   85,818  $   76,318    $161,436  $  130,071    $118,668  $  114,976  $  103,977
Interest expense................................     55,680      46,581     101,896      75,953      71,457      70,265      63,684
Net interest income.............................     30,138      29,737      59,540      54,117      47,211      44,711      40,293
Provision for loan losses.......................        831         304       1,009         387         293         539           -
Net interest income after provision for              29,307      29,433      58,531      53,731      46,918      44,172      40,293
loan losses.....................................
Gains from sales of loans.......................      8,270         796       2,736       7,226      16,929       6,374       4,331
Gains (losses) from sales of real estate
and investments.................................          -           -       1,189           -         343        (725)       (311)
Other non-interest income.......................     13,903      15,216      31,708      27,952      14,088      18,645      15,811
Total non-interest income.......................     22,173      16,012      35,633      35,178      31,360      24,294      19,831
Total non-interest expense......................     32,481      28,495      58,250      54,299      47,597      40,197      44,245
Income before income tax expense................     18,999      16,950      35,914      34,609      30,681      28,269      15,880
Income tax expense..............................      6,735       6,023      12,770      12,167      11,257      10,879       5,806
Net income...................................... $   12,264  $   10,928  $   23,144  $   22,441  $   19,424  $   17,390  $   10,074

SELECTED OTHER DATA
Return on average assets........................       1.03%       1.02%       1.04%       1.19%       1.19%       1.13%       0.97%
Return on average equity........................      15.95%      16.56%      17.01%      17.63%      16.59%      17.20%      14.21%
Average equity to average assets................       6.35%       5.93%       6.12%       6.74%       7.16%       6.57%       6.80%
Average interest rate spread....................       2.12%       2.49%       2.34%       2.58%       2.51%       2.63%       2.61%
Average net interest margin.....................       2.69%       2.95%       2.83%       3.05%       3.07%       3.07%       3.02%
Ratio for allowance for loan losses to total
  loan held for investment at end of period.....       0.44%       0.44%       0.45%       0.50%       0.65%       0.64%       0.71%
Ratio of non-interest expense to average
assets..........................................       2.83%       2.67%       2.62%       2.88%       2.90%       2.62%       2.71%
Earnings per share:
Diluted earnings per share...................... $     0.66  $     0.59  $     1.25  $     1.17  $     0.98  $     0.88  $     0.68
Basic earnings per share........................ $     0.67  $     0.60  $     1.26  $     1.21  $     1.05  $     0.95  $     0.73
Dividends paid per share........................ $    0.230  $    0.200  $    0.420  $    0.340  $    0.270  $    0.233  $    0.207
Book value per share at end of period........... $     7.85  $     6.62  $     7.99  $     6.92  $     6.68  $     5.95  $     5.19
Banking facilities at end of period.............         74          67          72          64          61          50          48

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                       AMERICAN COMMUNITY BANKSHARES, INC.


SELECTED BALANCE SHEET DATA                         At or for the six              At or for the year ended December 31,
                                                  months ended June 30,
                                                  ---------------------------------------------------------------------------------
                                                     2001       2000        2000           1999      1998        1997        1996
                                                  ---------------------------------------------------------------------------------
                                                                (Dollars in thousands, except for per share amounts)
TOTAL ASSETS....................................  $143,163    $131,736    $138,627     $116,228    $107,133    $ 85,185    $ 57,425
Investment securities available for sale, at
fair value......................................     8,941       7,814       6,979        7,600      10,854      13,003      12,022
Investment securities held to maturity at cost..    17,693      17,564      19,375       18,067      15,680       8,127       1,300
Loans held for investment, net..................   104,690      99,360     103,927       85,455      73,938      59,867      37,036
Allowance for loan losses.......................     1,297       1,133       1,222        1,060         947         741         468
Mortgage servicing rights, net..................       522         517         493          522         286         133           0
Deposit liabilities.............................   116,150     107,470     112,029       94,793      86,382      72,551      49,709
FHLB advances and other borrowings..............    13,000      12,250      13,500       10,250      10,979       3,715           0
Stockholders' equity............................    12,463      10,797      11,601       10,093       8,828       7,763       7,206
                                                                          --------     --------    --------    --------    --------

Selected Operating Data
Interest income.................................  $  5,336    $  4,712    $ 10,073     $  8,226    $  7,219    $  5,429    $  3,233
Interest expense................................     3,273       2,815       6,173        4,511       4,299       3,284       1,807
                                                  --------    --------    --------     --------    --------    --------    --------
Net interest income.............................     2,063       1,897       3,900        3,715       2,920       2,145       1,426
Provision for loan losses.......................        88          58         158          129         225         299         225
Net interest income after provision for loan
losses..........................................     1,975       1,839       3,742        3,586       2,695       1,846       1,201
Gains from sales of loans.......................       412          84         237          412         816         302          58
Gains (losses) from sales of real estate and
investments.....................................         0           0         (30)           0           0           0           2
Other non-interest income ......................       166         151         326          239         114          73          31
Total non-interest income ......................       578         235         533          651         930         375          91
Total non-interest expense .....................     1,467         984       2,045        2,046       2,038       1,434       1,067
Income before income tax expense ...............     1,086       1,090       2,230        2,191       1,587         787         225
Income tax expense .............................       354         355         722          762         566         286           0
Net income .....................................  $    732    $    735    $  1,508     $  1,429    $  1,021    $    501    $    225
                                                  ========    ========

SELECTED OTHER DATA
Return on average assets .......................      1.05%       1.19%       1.16%        1.28%       1.07%       0.70%       0.52%
Return on average equity .......................     12.32%      14.21%      13.99%       15.14%      12.32%       6.69%       3.18%
Average equity to average assets ...............      8.51%       8.39%       8.32%        8.45%       8.67%      10.50%      16.40%
Average interest rate spread ...................      2.39%       2.56%       2.48%        2.86%       2.66%       2.27%       2.46%
Average net interest margin ....................      3.10%       3.22%       3.16%        3.49%       3.25%       3.09%       3.50%
Ratio for allowance for loan losses to total
loans held for
  investment at end of period ..................      1.22%       1.13%       1.16%        1.23%       1.26%       1.22%       1.25%
Ratio of non-interest expense to average assets       2.10%       1.60%       1.58%        1.83%       2.13%       2.01%       2.51%
Earnings per share:
   Diluted earnings per share ..................  $   1.82    $   1.87    $   3.84     $   3.66    $   2.62    $   1.28    $   0.61
   Basic earnings per share ....................  $   1.99    $   2.00    $   4.11     $   3.89    $   2.78    $   1.37    $   0.62
Dividends paid per share .......................  $   0.22    $   0.10    $   0.30     $     --    $     --    $     --    $     --
Book value per share at end of period ..........  $  33.96    $  29.42    $  31.61     $  27.50    $  24.06    $  21.20    $  19.76
                                                  ========    ========    ========     ========    ========    ========    ========
Banking facilities at end of period ............         2           2           2            2           2           2           2

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS DOCUMENT, INCLUDING THE MATTERS ADDRESSED IN "A WARNING ABOUT FORWARD-LOOKING INFORMATION," YOU SHOULD CONSIDER THE MATTERS DESCRIBED BELOW CAREFULLY IN DETERMINING WHETHER TO APPROVE THE AGREEMENT AND PLAN OF MERGER. WHERE "WE" AND "OUR" AND OTHER SIMILAR TERMS ARE USED IN THIS SECTION, IT IS MEANT TO REFER TO BOTH AMERICAN COMMUNITY BANKSHARES, INC. AND FIRST FEDERAL CAPITAL CORP AND THEIR SUBSIDIARIES BEFORE THE MERGER AND TO FIRST FEDERAL CAPITAL CORP AND ITS SUBSIDIARIES FOLLOWING THE MERGER.

         THE VALUE OF THE MERGER CONSIDERATION YOU RECEIVE MAY FLUCTUATE. Because you will receive a fixed amount of First Federal Capital Corp common stock in the merger and because the market price of First Federal Capital Corp common stock may fluctuate, you will not know the value of the merger consideration you will receive until the date we consummate the merger. For each outstanding share of American Community Bankshares, Inc. common stock that you own, you will receive 4.5 shares of First Federal Capital Corp common stock. We urge you to obtain current market quotations for First Federal Capital Corp common stock because the value of what you receive may be more or less than the shown value as of the date of this Proxy Statement/Prospectus.

         THERE ARE UNCERTAINTIES IN INTEGRATING OUR BUSINESS OPERATIONS AND REALIZING ENHANCED EARNINGS. The success of the merger depends, in part, upon our ability to integrate the operations of American Community Bankshares, Inc. into First Federal Capital Corp, and there are uncertainties in integrating the operations of the companies that could affect whether the merger will enhance our earnings. Successful integration of American Community Bankshares, Inc.'s consolidated operations will depend primarily on First Federal Capital Corp's ability to consolidate operations, systems, and procedures and to eliminate redundancies and costs. No assurance can be given that First Federal Capital Corp and American Community Bankshares, Inc. will be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses, or possible inconsistencies in standards, controls, procedures, and policies.

         AN ECONOMIC SLOWDOWN IN OUR MARKET COULD HURT OUR BUSINESS. Because we focus a significant portion of our business in western, south central and eastern Wisconsin and northern Illinois, an economic slowdown in our area could hurt our business. An economic slowdown could have the following consequences:

         -        Loan delinquencies may increase;

         -        Problem assets and foreclosures may increase;

         - Demand for the products and services of First Federal Capital Corp may decline;

         - Collateral for loans made by First Federal Capital Corp, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with existing loans of First Federal Capital Corp.

                   A WARNING ABOUT FORWARD-LOOKING INFORMATION

         First Federal Capital Corp and American Community Bankshares, Inc. have each made forward-looking statements in this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company's management and on information currently available to such management. Forward-looking statements include the information concerning possible or assumed future results of operations of First Federal Capital Corp and/or American Community Bankshares, Inc. set forth under "Questions and Answers About the Merger," "Summary," "The Merger," "Unaudited Pro Forma Condensed Combined Financial Information," "American Community Bankshares Inc. - Management's Discussion and Analysis of Financial Condition and Results of Operations" and statements preceded by, followed by, or that include the words "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

         In particular, we have made statements in this document regarding expected cost savings from the merger, the anticipated effect of the merger and our anticipated performance in future periods. With respect to estimated cost savings, we have made assumptions regarding, among other things, the extent of operational overlap between First Federal Capital Corp and American Community Bankshares, Inc., the amount of general and administrative expense consolidation, costs relating to converting American Community Bank's operations and outside data processing to First Federal Capital Corp's systems, the amount of severance expenses, and the costs related to the merger. The realization of cost savings is subject to the risk that the foregoing assumptions are not accurate.

         Moreover, any statements in this document regarding the anticipated effect of the merger and First Federal Capital Corp's anticipated performance in future periods are subject to risks relating to, among other things, the following:

         - First Federal Capital Corp may not realize expected cost savings from the merger within the expected time frame;

         - First Federal Capital Corp's revenues following the merger may be lower than expected, or deposit attrition, operating costs, or customer loss and business disruption following the merger may be greater than expected;

         - competitive pressures among depository and other financial institutions may increase significantly;

         - First Federal Capital Corp may experience greater than expected costs or difficulties relating to the integration of the businesses of First Federal Capital Corp and American Community Bankshares, Inc.;

         -        changes in the interest rate environment may reduce profits;

         - there may be less than favorable general economic or business conditions, either nationally or in north-central Wisconsin, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; and

         - competitors of First Federal Capital Corp and American Community Bankshares, Inc. may have greater financial resources and develop products that enable such competitors to compete more successfully than First Federal Capital Corp and American Community Bankshares, Inc.

         Management of First Federal Capital Corp and American Community Bankshares, Inc. believe these forward-looking statements are reasonable; however, you should not place undue reliance on such forward-looking statements, which are based on current expectations.

         Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. The future results and shareholder values of First Federal Capital Corp following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond First Federal Capital Corp's and American Community Bankshares, Inc.'s ability to control or predict. For those statements, First Federal Capital Corp and American Community Bankshares, Inc. claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

             THE AMERICAN COMMUNITY BANKSHARES, INC. SPECIAL MEETING

GENERAL

         We are furnishing this document to shareholders of American Community Bankshares, Inc. in connection with the solicitation of proxies by the American Community Bankshares, Inc. Board of Directors for use at the special meeting of American Community Bankshares, Inc. shareholders to be held on _______, 2001, including any meeting adjournments.

         The purpose of the special meeting is for you to consider and vote upon the Agreement and Plan of Merger, dated as of May 23, 2001, providing for the merger of American Community Bankshares, Inc. with and into First Federal Capital Corp, and of American Community Savings Bank with and into First Federal Savings Bank La Crosse-Madison. The Agreement and Plan of Merger is attached to this document as ANNEX A and is incorporated in this document by this reference. For a description of the Agreement and Plan of Merger, see "The Agreement and Plan of Merger."

         The Agreement and Plan of Merger provides that American Community Bankshares, Inc. will merge with and into First Federal Capital Corp. In the merger, shareholders of American Community Bankshares, Inc. will receive 4.5 shares of common stock of First Federal Capital Corp for each share of American Community Bankshares, Inc. common stock that they own. American Community Bankshares, Inc. shareholders will also receive cash equal to any fraction of a share of First Federal Capital Corp common stock that you would otherwise be entitled to receive multiplied by the average closing price for First Federal Capital Corp common stock on The Nasdaq National Market for the ten (10) consecutive trading days ending five business days before the merger becomes effective.

TIME AND PLACE

         American Community Bankshares, Inc. will hold its special meeting on __________, 2001 at _____ a.m., _________ time, at ____________________________.

RECORD DATE; VOTING POWER

         If you were an American Community Bankshares, Inc. shareholder at the close of business on ________, 2001, you may vote at the special meeting. As of ________, 2001, there were _______ issued and outstanding shares of American Community Bankshares, Inc. common stock held by approximately 159 shareholders. You will have one vote per share. Brokers who hold shares of American Community Bankshares, Inc. common stock as nominees will not have discretionary authority to vote these shares without instructions from the beneficial owners. Any shares of American Community Bankshares, Inc. stock for which a broker has submitted an executed proxy but for which the beneficial owner has not given instructions on voting to such broker are referred to as "broker non-votes."

VOTE REQUIRED

         The presence in person or by proxy of the holders of a majority of the shares of American Community Bankshares, Inc. common stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. American Community Bankshares, Inc. will count abstentions and broker non-votes for purposes of establishing the presence of a quorum at the meeting. Approval of the proposal to approve the Agreement and Plan of Merger requires the affirmative vote of a majority of the outstanding shares of American Community Bankshares, Inc. common stock. Because broker non-votes and abstentions are not affirmative votes, they will have the effect of a vote against approval of the Agreement and Plan of Merger.

         On the record date for the special meeting, the executive officers and directors of American Community Bankshares, Inc., including their affiliates, had voting power with respect to an aggregate of ________ shares of American Community Bankshares, Inc. common stock or approximately ______ % of the shares of American Community Bankshares, Inc. common stock then outstanding. The Agreement and Plan of Merger obligates the directors and executive officers of American Community Bankshares, Inc., in their individual capacities, to vote all of their shares for approval of the Agreement and Plan of Merger.

RECOMMENDATION OF THE AMERICAN COMMUNITY BANKSHARES, INC. BOARD OF DIRECTORS

         The American Community Bankshares, Inc. Board of Directors has unanimously approved and adopted the Agreement and Plan of Merger. The American Community Bankshares, Inc. Board of Directors believes that the merger is fair to and in the best interests of American Community Bankshares, Inc. and the American Community Bankshares, Inc. shareholders, and unanimously recommends that you vote "FOR" approval of the Agreement and Plan of Merger.

SOLICITATION AND REVOCATION OF PROXIES

         We have enclosed a form of proxy with this Proxy Statement/Prospectus. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but which do not have voting instructions will be voted by the proxy holders FOR the merger. Properly signed and dated proxies will also confer on the proxy holder the power to vote in the discretion of the proxy holder as to any matter incident to the conduct of the meeting.

         AMERICAN COMMUNITY BANKSHARES, INC. ASKS YOU TO VOTE BY COMPLETING, DATING AND SIGNING THE ACCOMPANYING PROXY CARD AND RETURNING IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. YOU SHOULD NOT SEND STOCK CERTIFICATES WITH YOUR PROXY CARDS. You may revoke your proxy at any time before its exercise. You may revoke your proxy by

         - filing with the Secretary of American Community Bankshares, Inc. prior to the special meeting, at American Community Bankshares, Inc.'s principal executive offices, either a written revocation of your proxy or a duly executed proxy bearing a later date; or

         - attending the special meeting and voting in person. Presence at the special meeting will not revoke your proxy unless you vote in person.

         American Community Bankshares, Inc. is soliciting proxies for use at its special meeting. American Community Bankshares, Inc. will bear the cost of solicitation of proxies from its own shareholders. In addition to solicitation by mail, American Community Bankshares, Inc. directors, officers, and employees may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. American Community Bankshares, Inc. will also make arrangements with brokerage firms, fiduciaries, and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. American Community Bankshares, Inc. will reimburse these brokerage firms, fiduciaries, and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

OTHER MATTERS

         The persons named in the proxy will have authority to vote all properly executed proxies in accordance with their judgment on any proposal to adjourn the special meeting for any purpose. Proxies that have been designated to vote against approval of the Agreement and Plan of Merger will not be voted in favor of any proposal to adjourn the special meeting for the purpose of soliciting additional proxies to approve the Agreement and Plan of Merger unless the shareholder so indicates on the proxy.

RIGHTS OF DISSENTING SHAREHOLDERS

         Under the Agreement and Plan of Merger, shareholders of American Community Bankshares, Inc. are entitled to dissenters' rights as set forth in Wisconsin law. Those shareholders that perfect dissenters' rights according to the terms set forth in the Wisconsin dissenters' rights statutes will be entitled to receive the fair value of their shares as determined under the dissenters' rights statutes. A copy of the relevant provisions of Wisconsin law is attached as ANNEX

B to this Proxy Statement/Prospectus. These dissenters' rights are subject to a number of restrictions and requirements described in ANNEX B and summarized below.

         Sections 180.1301 to 180.1331 of Wisconsin law provide that any shareholder may dissent from the merger and obtain payment of the fair value of his or her shares as determined in accordance with Section 180.1301(4), provided that such shareholder delivers to American Community Bankshares, Inc., before the shareholder vote on the merger, a written notice of such shareholder's intent to demand payment for his or her shares if the merger is completed, does not vote his or her shares in favor of the merger, and complies with all of the remaining provisions of Sections 180.1301 to 180.1331. Wisconsin law provides that a dissenting shareholder may not challenge the corporate action creating his or her entitlement to dissent unless the action is unlawful or fraudulent with respect to such shareholder or the issuer corporation.

         The following is a brief summary of Sections 180.1301 to 180.1331 of Wisconsin law, which set forth the procedures for demanding statutory dissenters' rights. This summary is qualified in its entirety by reference to the full text of Sections 180.1301 to 180.1331 which is attached to this Proxy Statement/Prospectus as ANNEX B. For purposes of this summary, "shareholder" refers to shareholders of record and beneficial shareholders who comply with the provisions of Section 180.1303 applicable to beneficial shareholders.

         If the merger is approved and completed, shareholders who elect to exercise their dissenters' rights and who properly and timely perfect such rights will be entitled to receive the "fair value" in cash, as determined under the dissenters' rights statutes, for their shares of American Community Bankshares, Inc. common stock.

         A shareholder who elects to exercise his or her dissenters' rights must perfect those rights by delivering to American Community Bankshares, Inc., prior to the vote at the special meeting written notice of his or her intent to demand payment and must either vote against the merger or abstain from voting on the merger. Neither voting in person or by proxy against, abstaining from voting on or failing to vote on the proposal to approve the exchange agreement will constitute a written notice of intent to exercise dissenters' rights within the meaning of Section 180.1321 of Wisconsin law. The written notice of intent to exercise dissenters' rights must be in addition to, and separate from, any such proxy or vote. Any shareholder who fails to deliver written notice prior to the vote on the merger at the special meeting or votes in favor of the merger will lose the right to exercise dissenters' rights.

         If the merger is approved, then within ten days after such approval, American Community Bankshares, Inc. will deliver to those shareholders who deliver the written notice described above and who do not vote in favor of the merger (each, a "Dissenting Shareholder") a written dissenters' notice (the "Dissenters' Notice"). The Dissenters' Notice will set forth where the Dissenting Shareholder must send the payment demand, where and when certificates for shares of American Community Bankshares, Inc. common stock must be deposited and the date by which American Community Bankshares, Inc. must receive the payment demand, which date must not be fewer than 30 nor more than 60 days from the date on which the Dissenters' Notice is delivered. In addition, the Dissenters' Notice must include a form for demanding payment, which includes the date of first announcement to the shareholders of the terms of the merger and requires the Dissenting Shareholder to certify whether he or she acquired beneficial ownership of the shares of American Community Bankshares, Inc. common stock before such date, and a copy of the sections of Wisconsin law pertaining to dissenters' rights.

         A Dissenting Shareholder who is sent a Dissenters' Notice must demand payment in writing, certifying whether he or she acquired beneficial ownership of the shares before the date specified in such notice and depositing his or her certificates in accordance with such notice. A shareholder who does not demand payment by the date set in the Dissenters' Notice or who does not deposit his or her certificates where required by the date set forth in the Dissenters' Notice is not entitled to exercise dissenters' rights.

         Upon the later of completion of the merger or receipt of the payment demand, American Community Bankshares, Inc. will pay each Dissenting Shareholder who has complied with the above the fair value of the Dissenting Shareholder's shares of American Community Bankshares, Inc. common stock, plus accrued interest. The payment must be accompanied by the latest available financial statements of American Community Bankshares, Inc., an estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenters' rights if the Dissenting Shareholder is dissatisfied with the payment and a copy of the Sections of the Wisconsin law pertaining to dissenters' rights.

         If the Dissenting Shareholder believes that the amount paid by American Community Bankshares, Inc. is less than the fair value of his or her shares or that the interest due was incorrectly calculated, if American Community Bankshares, Inc. fails to make payment within 60 days after the date set in the Dissenters' Notice for demanding payment, or if the merger is not completed and American Community Bankshares, Inc. does not return the deposited certificates within 60 days after the date set in the Dissenters' Notice for demanding payment, the Dissenting Shareholder may notify American Community Bankshares, Inc. of his or her estimate of the fair value of his or her shares and the amount of interest due and demand payment of his or her estimate, less any payment previously received. The Dissenting Shareholder must notify American Community Bankshares, Inc. in writing within 30 days after American Community Bankshares, Inc. made payment for the Dissenting Shareholder's shares. If within 60 days after receipt by American Community Bankshares, Inc. of a demand described in this paragraph, the demand remains unsettled, American Community Bankshares, Inc. will bring a special proceeding and will petition the court to determine the fair value of the shares and accrued interest. If American Community Bankshares, Inc. does not bring the special proceeding within such 60-day period, American Community Bankshares, Inc. will pay each Dissenting Shareholder whose claim remains unsettled the amount demanded. The Dissenting Shareholder will be entitled to judgment for the amount by which the court finds the fair value of his or her shares exceeds the amount paid by American Community Bankshares, Inc.

         FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTIONS 180.1301 TO 180.1331 OF WISCONSIN LAW WILL RESULT IN THE LOSS OF A SHAREHOLDER'S DISSENTERS' RIGHTS. CONSEQUENTLY, ANY SHAREHOLDER WISHING TO EXERCISE DISSENTERS' RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

         SHAREHOLDERS CONSIDERING THE EXERCISE OF DISSENTERS' RIGHTS SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTIONS 180.1301 TO 180.1331 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE VALUE OF FIRST FEDERAL CAPITAL CORP COMMON STOCK AFTER THE MERGER IS COMPLETED.

                                   THE MERGER

         THE DETAILED TERMS OF THE MERGER ARE CONTAINED IN THE AGREEMENT AND PLAN OF MERGER ATTACHED AS ANNEX A TO THIS DOCUMENT. THE FOLLOWING DISCUSSION AND THE DISCUSSION UNDER "THE AGREEMENT AND PLAN OF MERGER" DESCRIBE THE MORE IMPORTANT ASPECTS OF THE MERGER AND ALL OF THE MATERIAL TERMS OF THE AGREEMENT AND PLAN OF MERGER. THESE DESCRIPTIONS ARE QUALIFIED BY REFERENCE TO THE AGREEMENT AND PLAN OF MERGER, WHICH WE ENCOURAGE YOU TO READ CAREFULLY.

STRUCTURE OF THE MERGER

         GENERAL. The Agreement and Plan of Merger provides that, after approval by the American Community Bankshares, Inc. shareholders and the satisfaction or waiver of the other conditions to the merger, American Community Bankshares, Inc. will merge with and into First Federal Capital Corp. Immediately after the merger, American Community Bank will merge with and into First Federal Savings Bank. The Articles of Incorporation and Bylaws of First Federal Capital Corp, as in effect immediately prior to the merger, will be the Articles of Incorporation and Bylaws of First Federal Capital Corp after the merger. The directors and officers of First Federal Capital Corp immediately prior to the merger will be the directors and officers of First Federal Capital Corp after the merger until they resign or until their respective successors are duly elected and qualified. In addition, Mr. Edward Zagzebski, Chairman of the Board of Directors and Chief Executive Officer of American Community Bankshares, Inc. will be appointed to the Board of Directors of First Federal Capital Corp and will be nominated for election to a full three-year term at the next annual meeting of First Federal Capital Corp shareholders.

         TIMING OF CLOSING. The closing of the merger will occur after approval by a majority of American Community Bankshares, Inc. shareholders and after receipt of all regulatory approvals, or on such other day mutually agreed to by First Federal Capital Corp and American Community Bankshares, Inc. after the satisfaction or waiver of all conditions and after all regulatory approvals have been obtained. The merger will become effective when Articles of Merger are filed with the Wisconsin Department of Financial Institutions or such later date and time as may be specified in the Articles of Merger. The parties anticipate that the merger will be completed during the fourth quarter of 2001.

         CONVERSION OF SHARES. At the completion of the merger, each issued and outstanding share of American Community Bankshares, Inc. common stock will convert into the right to receive 4.5 shares of First Federal Capital Corp common stock. First Federal Capital Corp will also pay cash in lieu of issuing fractional shares of First Federal Capital Corp common stock in an amount equal to such fraction multiplied by the average closing price for First Federal Capital Corp common stock on The Nasdaq National Market for the ten (10) consecutive trading days ending five business days before the merger becomes effective. Assuming that no options to acquire shares of American Community Bankshares, Inc. common stock are exercised before the merger, First Federal Capital Corp will issue approximately ____________ shares of First Federal Capital Corp common stock in the merger. Following the merger, the current shareholders of American Community Bankshares, Inc. will own approximately 8.2% of First Federal Capital Corp.

         If First Federal Capital Corp changes the number of outstanding shares of First Federal Capital Corp common stock before the merger through any stock split or other combination, or if First Federal Capital Corp declares a stock dividend, then First Federal Capital Corp will adjust the conversion ratio appropriately.

         American Community Bankshares, Inc. and First Federal Capital Corp shareholders should obtain current market quotations for First Federal Capital Corp common stock. The market price of First Federal Capital Corp common stock will change between the date of this document and the date of the merger and will continue to change thereafter. Because the number of shares of First Federal Capital Corp common stock American Community Bankshares, Inc. shareholders will receive in the merger is fixed and the market price of First Federal Capital Corp common stock may change, the shares of First Federal Capital Corp common stock that American Community Bankshares, Inc. shareholders receive in the merger may increase or decrease in value prior to and after the merger.

         TREATMENT OF STOCK OPTIONS. The Agreement and Plan of Merger provides that each option to acquire shares of American Community Bankshares, Inc. common stock as of the effective time of the merger shall be converted into an option to acquire 4.5 shares of First Federal Capital Corp common stock at an exercise price per share equal to the option exercise price per share of American Community Bankshares, Inc. divided by 4.5 and subject to the same terms and conditions as were applicable to American Community Bankshares Inc. options.

BACKGROUND OF THE MERGER

         The provisions of the Agreement and Plan of Merger are the result of negotiations conducted among representatives of First Federal Capital Corp and American Community Bankshares, Inc. and their respective legal advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded execution of the Agreement and Plan of Merger.

         American Community Bankshares, Inc. was incorporated in 1994 for the purpose of forming a community bank and sought investors in the Wausau area who shared the views of the organizers that an independent, locally owned bank could serve a niche by providing banking products and services primarily to small to medium-sized businesses and retail banking customers. In its initial years of operation, the Board of Directors of American Community Bankshares, Inc. felt that the best interests of American Community Bankshares, Inc.'s shareholders would be served by increasing the asset base of American Community Bank and focusing on improving earnings while operating as an independent community bank. American Community Bankshares, Inc.'s strategic plan proved successful and American Community Bank grew rapidly in size and profitability from its organization in 1995.

         Since early 1998, however, the American Community Bankshares, Inc. Board of Directors has believed that the emphasis on consolidation within the banking was shifting to a national or regional level, as compared to regional financial institutions growing by acquisition of smaller institutions within their own market areas. The American Community Bankshares, Inc. Board of Directors believes that the result of this shift has been an increase in the size of bank combination transactions and a general lessening of interest in independent banks located in smaller markets. Given this trend, the American Community Bankshares, Inc. Board of Directors recognized that these changes in the manner in which consolidation within the banking industry was occurring and the level of success American Community Bank had achieved required a review of its strategic plan. In particular, the American Community Bankshares, Inc. Board of Directors had concluded that several factors made it appropriate to consider alternatives to remaining independent, including a possible business combination with a larger institution:

         - while the Wausau area remains a strong banking market and American Community Bankshares, Inc. expects American Community Bank to continue to grow, the bank would not likely be able to sustain the rapid growth it had achieved as a newly chartered bank;

         - continued growth through acquisitions would be difficult as American Community Bankshares, Inc. stock is not traded on a public market making it difficult to use American Community Bankshares, Inc. stock to acquire another institution, leaving only the less desirable option of a cash transaction taxable to the acquired institution's shareholders;

         - changes in the pattern of consolidation in the banking industry would be likely to reduce the number of potentially acceptable acquirers of American Community Bankshares, Inc. in the future; and

         - the belief that the lack of liquidity in American Community Bankshares, Inc. stock was becoming an increasing concern for many American Community Bankshares, Inc. shareholders.

         From time to time, American Community Bankshares, Inc. had received inquiries from various regional bank holding companies regarding a possible merger with or other acquisition of American Community Bankshares, Inc. In some cases, American Community Bankshares, Inc.'s management had held informal discussions in response to these inquiries. None of these discussions had moved beyond informal, preliminary inquiries because it was the opinion of the American Community Bankshares, Inc. Board of Directors that it was not in the best interest of the American Community Bankshares, Inc. shareholders to expand those preliminary inquiries at that time.

         Since its conversion to a stock institution in 1989, First Federal Capital Corp has sought to extend the markets for its subsidiary financial institution, First Federal Savings Bank, through expansion and acquisitions in western Wisconsin and southern Illinois. As part of that strategy, First Federal Capital Corp had decided, partially in conjunction with its planning sessions held in August and September of 2000, to pursue the establishment of two supermarket banking locations in Wausau, Wisconsin. At those same planning meetings, First Federal Capital Corp determined that First Federal Savings Bank should begin to pursue an expansion of its small business lending activities and that a possible approach to such expansion might be through acquisition of a commercial bank. The consensus of the First Federal Capital Corp Board of Directors was that Jack C. Rusch, as President and CEO of First Federal Capital Corp and First Federal Savings Bank, should evaluate any appropriate expansion opportunities that might become available.

         Mr. Rusch and Mr. Zagzebski had formerly worked together at a bank holding company located in Wausau, Wisconsin. As a result of that former association, Messrs. Rusch and Zagzebski maintained contact on a somewhat regular basis. The concept of a merger between American and First Federal Capital Corp was referred to generally in telephone conversations between Messrs. Rusch and Zagzebski early in February 2001, leading to a meeting between Messrs. Zagzebski and Rusch at First Federal Capital Corp's offices on February 13, 2001. During that meeting, the possibility of a business combination between First Federal Capital Corp and American Community Bankshares, Inc. was discussed in somewhat greater detail, with the principals agreeing that a possible combination had sufficient merit to warrant American Community Bankshares, Inc. and First Federal Capital Corp each undertaking financial analyses to determine the range of merger consideration that the parties might be willing to consider. In subsequent telephone conversations, Messrs. Rusch and Zagzebski discussed both the possibility of a merger transaction and the possible range of merger consideration in greater detail, but without resolving specific issues.

         On April 5, 2001, Messrs. Rusch and Zagzebski met in Tomah, Wisconsin, for an extensive discussion of a possible merger transaction. At the April 5 meeting, Mr. Zagzebski expressed an interest on the part of American Community Bankshares, Inc. in proceeding with the transaction and Mr. Rusch indicated that First Federal Capital Corp would be interested in acquiring American Community Bankshares, Inc. The parties devoted the major part of these discussions to pricing issues and to the results of their respective financial analyses. At the conclusion of the meeting the parties agreed to present for discussion and consideration by their respective boards of directors a proposal for a merger in which American Community Bankshares, Inc. shareholders would receive 4.5 shares of First Federal Capital Corp stock for each share of American Community Bankshares, Inc. stock outstanding.

         On April 11, the American Community Bankshares, Inc. Board of Directors met and Mr. Zagzebski discussed First Federal Capital Corp's interest in a merger, the proposed merger consideration, and various public information concerning First Federal Capital Corp's operations and stock price performance. The American Community Bankshares, Inc. Board of Directors expressed its interest in pursuing a possible merger with First Federal Capital Corp and directed Mr. Zagzebski to undertake the customary steps toward negotiation of a definitive agreement. Mr. Rusch and Mr. Zagzebski then negotiated a confidentiality agreement which was executed on April 20, 2001, and American Community Bankshares, Inc. and First Federal Capital Corp began an exchange of financial and other information. At a regularly scheduled meeting of the First Federal Capital Corp Board of Directors, held on April 24, 2001, Mr. Rusch made a detailed presentation to the Board of Directors concerning the status of discussions with American Community Bankshares, Inc. and the proposed 4.5 share exchange ratio. The First Federal Capital Corp Board of Directors authorized Mr. Rusch to continue to pursue discussions consistent with the general terms he had outlined at the meeting. On or about that same date, legal counsel for American Community Bankshares, Inc. and First Federal Capital Corp were directed to begin to negotiate the terms of an Agreement and Plan of Merger between First Federal Capital Corp and American Community Bankshares, Inc. that might be considered by the respective Boards of Directors.

         Richard A. Price, President of American Community Bankshares, Inc. and American Community Bank, met with Mr. Rusch on April 26, 2001 to discuss generally the commercial lending operations of American Community Bank and how such operations might be integrated with those of First Federal Savings Bank. The parties also began to discuss procedures for the conduct of a due diligence examination of American Community Bankshares, Inc.'s loan portfolio and records at the offices of American Community Bank. Over the next several weeks, the parties and their legal counsel had numerous discussions for the purpose of negotiating the terms of a definitive agreement and of employment agreements intended to ensure that in the event of a merger First Federal Savings Bank would be able to retain the services of Mr. Price and other officers of American Community Bank. None of these discussions concerned any change or proposed change in the merger consideration.

         On May 17, 2001, Mr. Price again met with Mr. Rusch and other executive officers of First Federal Capital Corp at the First Federal Capital Corp offices to discuss in greater detail First Federal Capital Corp's general business philosophy, interest in American Community Bankshares, Inc.'s commercial banking operations, the positions that might be filled by Mr. Price and other American Community Bank executives if the merger were to be completed, and to make final arrangements for the completion by First Federal Capital Corp of its due diligence examination of American community Bankshares, Inc.

         First Federal Capital Corp completed its due diligence investigation of American Community Bankshares, Inc. at American Community Bank's offices on May 20, 2001, reviewing loan files, financial statements, other materials and meeting with selected American Community Bank personnel. A preliminary draft of the merger agreement was presented to the American Community Bankshares, Inc. Board of Directors at a meeting held on May 21, 2001. American Community Bankshares, Inc.'s legal counsel conducted a discussion of various legal aspects of the merger agreement, including the provisions on break-up fees and expenses, ancillary documents and procedures to complete the proposed merger, the employment contracts and noncompete agreements to be entered into with Mr. Price and three other officers of American Community Bankshares, Inc., and the fact that Mr. Zagzebski would become a director of First Federal Capital Corp and First Federal Savings Bank upon completion of the merger. The American Community Bankshares, Inc. Board of Directors thoroughly reviewed the information provided, and there was a full discussion by the board and its legal advisors regarding the terms of the merger agreement, the specific effects of the merger proposal, the various employment agreements, and Mr. Zagzebski's role following the merger. Following such discussion, the American Community Bankshares, Inc. Board of Directors unanimously determined that the merger was fair to, and in the best interests of, the shareholders of American Community Bankshares, Inc., and unanimously approved and adopted the preliminary form of merger agreement and unanimously recommended that the holders of American Community Bankshares, Inc. stock approve the merger and merger agreement. The American Community Bankshares, Inc. Board of Directors authorized Messrs. Zagzebski and Price to negotiate a final definitive agreement which did not differ in any material respects from the agreement presented to the board. On May 22, 2001, the American Community Bankshares, Inc. Board of Directors met again to clarify certain adjustments to the terms of the merger agreement concerning certain outstanding options to acquire American Community Bankshares, Inc. stock held by American Community Bankshares, Inc. directors and by certain employees of American Community Bank. The Board of Directors also received a report from a representative of its independent accountants concerning his review of First Federal Capital Corp's SEC filings and the presentation of data on other bank merger and acquisition transactions in the Midwest since 1999 for banks and bank holding companies of various sizes. Following the presentation of this information, the American Community Bankshares, Inc. Board of Directors unanimously ratified the adoption of the resolutions at the May 21, 2001 meeting of the Board of Directors concerning the merger agreement and related matters.

         At a meeting held May 22, 2001, Mr. Rusch presented the definitive merger agreement for consideration by the First Federal Capital Corp Board of Directors. Mr. Rusch thoroughly reviewed the terms of the merger agreement with the Board of Directors, with emphasis on the 4.5 for 1 share exchange ratio, the requirement for approval of the merger by a majority of American Community Bankshares, Inc.'s shareholders, the provisions on break-up fees and expenses, the addition of Mr. Zagzebski to the First Federal Capital Corp and First Federal Savings Bank Boards of Directors, and the employment and noncompete contracts proposed to be entered into by certain key employees of American Community Bank. Following presentation of this information, the First Federal Capital Corp Board of Directors unanimously approved the merger agreement.

         The definitive merger agreement was executed by Mr. Zagzebski on behalf of American Community Bankshares, Inc. and Mr. Rusch on behalf of First Federal Capital Corp on May 23, 2001 following the meeting of the Board of Directors of First Federal Capital Corp on that date. A joint press release announcing the merger was issued by the parties on May 23, 2001.

REASONS FOR THE MERGER

         AMERICAN COMMUNITY BANKSHARES, INC.'S REASONS FOR THE MERGER

         The American Community Bankshares, Inc. Board of Directors, with the assistance of its outside legal advisors and independent accountants, evaluated the financial, legal and market considerations bearing on the decision to recommend the merger. The terms of the merger, including the aggregate merger consideration to be received for the shares of American Community Bankshares, Inc. stock and the conversion of options to purchase American Community Bankshares, Inc. common stock into options to acquire First Federal Capital Corp stock, are the result of arm's-length negotiations between representatives of American Community Bankshares, Inc. and First Federal Capital Corp. In reaching its conclusion that the merger agreement is in the best interest of American Community Bankshares, Inc. and its shareholders, the American Community Bankshares, Inc. Board of Directors considered the following material factors:

         - the merger consideration to be received in the proposed merger, including, a comparison of the consideration to be received by American Community Bankshares, Inc. shareholders in the proposed merger with financial institution transactions in the Midwest since 1999;

         - the terms of the merger agreement other than the merger consideration, including the ability of American Community Bankshares, Inc. to terminate the agreement under certain circumstances;

         - the fact that although the cash received for fractional shares will be taxable, the American Community Bankshares, Inc. shareholders will not recognize any gain or loss for federal income tax purposes on the receipt of First Federal Capital Corp stock in the merger;

         - the marketability and liquidity of First Federal Capital Corp stock, which is traded on The Nasdaq National Market, as compared to the illiquidity and lack of marketability of American Community Bankshares, Inc. stock;

         - the consistent history of cash dividends paid on First Federal Capital Corp stock compared to the practice of American Community Bankshares, Inc. of paying cash dividends only since May, 2000, and the fact that the rate of cash dividends on First Federal Capital Corp stock is substantially higher than the dividend paid on American Community Bankshares, Inc. stock;

         - alternatives to the merger, including potential transactions with other merger partners and the continued operation of American Community Bankshares, Inc. as an independent financial institution, with consideration given to the breadth of its product line that could be offered to customers, economic conditions and the prospects for community banking and competition in the market area served by American Community Bankshares, Inc.;

         - information concerning the business, financial condition, results of operations and prospects of American Community Bankshares, Inc. and First Federal Capital Corp;

         - competitive factors and trends toward consolidation in the banking industry; and

         - the strong likelihood of approval of the merger by regulatory agencies and by American Community Bankshares, Inc. shareholders.

         The American Community Bankshares, Inc. Board of Directors also considered certain other aspects of the effect of the proposed merger on its customers and employees. The American Community Bankshares, Inc. Board of Directors believes that by becoming part of a larger organization with greater resources, American Community Bank will be able to serve its customers and communities better. First Federal Capital Corp's intention to expand American Community Bankshares, Inc.'s commercial product lines, the ability of American Community Bankshares Inc.'s customers to continue to deal with current staff, the availability of First Federal Savings Bank's more expansive retail network and product lines, and the greater resources of the combined institutions to meet increased credit needs of growing and successful customers of American Community Bank were all considered important aspects of the transaction by the American Community Bankshares, Inc. Board of Directors. Similarly, a larger organization will be able to provide greater career opportunities for American Community Bankshares, Inc.'s employees.

         The American Community Bankshares, Inc. Board of Directors also considered the separate agreements and benefits proposed for employees and management and concluded that those terms were reasonable and that the appointment of Mr. Zagzebski to the First Federal Capital Corp and First Federal Savings Bank's Boards of Directors was appropriate. See "Interests of Certain Persons in the Merger" on Page __.

         This discussion of the information, factors and additional aspects of the proposed merger considered by the American Community Bankshares, Inc. Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the American Community Bankshares, Inc. Board of Directors. The American Community Bankshares, Inc. Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The American Community Bankshares, Inc. Board of Directors collectively made its determination that the merger is in the best interests of the American Community Bankshares, Inc. shareholders in light of the factors that each member considered appropriate, and in light of the totality of the information and factors presented to and considered by the American Community Bankshares, Inc. Board of Directors.

         FIRST FEDERAL CAPITAL CORP'S REASONS FOR THE MERGER

         First Federal Capital Corp's Board of Directors has determined that the merger is desirable since it enhances First Federal Capital Corp's market position in north-central Wisconsin, creates the opportunity for significant cost savings, is attractive from a financial viewpoint, and offers the opportunity to market First Federal Savings Bank's broader range of retail services to American Community Bank's existing customer base. First Federal Capital Corp expects that the merger will significantly enhance its name recognition in Wausau, Wisconsin, providing an immediate presence in an attractive market which First Federal Capital Corp had targeted for expansion through previously planned supermarket branch offices. In addition, the merger will immediately enhance First Federal Savings Bank's position as a small business, commercial lender, bringing both an existing Wausau market presence and personnel experienced in commercial lending within that market.

RECOMMENDATION OF THE AMERICAN COMMUNITY BANKSHARES, INC. BOARD OF DIRECTORS

         The American Community Bankshares, Inc. Board of Directors believes that the terms of the merger are in the best interests of American Community Bankshares, Inc. and its shareholders and has unanimously approved the merger agreement. THE AMERICAN COMMUNITY BANKSHARES, INC. BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF AMERICAN COMMUNITY BANKSHARES, INC. APPROVE THE AGREEMENT AND PLAN OF MERGER.

                        THE AGREEMENT AND PLAN OF MERGER

         The following describes certain provisions of the Agreement and Plan of Merger. It does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement and Plan of Merger attached hereto as Annex A to this Proxy Statement/Prospectus. You should read the Agreement and Plan of Merger carefully and in its entirety.

CONVERSION OF SHARES

         At the completion of the merger, each issued and outstanding share of American Community Bankshares, Inc. common stock will convert into the right to receive 4.5 shares of First Federal Capital Corp common stock. First Federal Capital Corp will also pay cash in lieu of issuing fractional shares of First Federal Capital Corp common stock in an amount equal to any such fraction of a share multiplied by the average closing price for First Federal Capital Corp common stock on The Nasdaq National Market for the ten consecutive trading days ending five business days before the merger becomes effective. Assuming that no options to acquire shares of American Community Bankshares, Inc. common stock are exercised before the merger, First Federal Capital Corp will issue approximately shares of First Federal Capital Corp common stock in the merger. Following the merger, the current shareholders of American Community Bankshares, Inc. will own approximately % of First Federal Capital Corp.

         If First Federal Capital Corp changes the number of outstanding shares of First Federal Capital Corp common stock before the merger through any stock split or other combination, or if First Federal Capital Corp declares a stock dividend, then the conversion ratio will be adjusted appropriately.

         American Community Bankshares, Inc. and First Federal Capital Corp shareholders should obtain current market quotations for First Federal Capital Corp common stock. The market price of First Federal Capital Corp common stock will fluctuate between the date of this document and the date of the merger and thereafter. Because the number of shares of First Federal Capital Corp common stock American Community Bankshares, Inc. shareholders will receive in the merger is fixed and the market price of First Federal Capital Corp common stock will fluctuate, the value of the shares of First Federal Capital Corp common stock that American Community Bankshares, Inc. shareholders receive in the merger may increase or decrease prior to and after the merger.

TREATMENT OF STOCK OPTIONS

         The Agreement and Plan of Merger provides that each option to acquire shares of American Community Bankshares, Inc. common stock shall be converted into an option to acquire 4.5 shares of First Federal Capital Corp common stock at an exercise price per share equal to the exercise price per share of American Community Bankshares, Inc. subject to such option divided by 4.5 and subject to the same terms and conditions as were applicable to exercise of the American Community Bankshares, Inc. options.

REPRESENTATIONS AND WARRANTIES

         Each of First Federal Capital Corp and American Community Bankshares, Inc. has made a number of customary representations and warranties regarding various aspects of their respective business, financial condition, corporate structure and other pertinent facts.

         The representations and warranties given by American Community Bankshares, Inc. to First Federal Capital Corp cover the following topics, among others:

         -        corporate organization and authority to do business;

         - corporate authorization to enter into the Agreement and Plan of Merger;

         - that the transactions contemplated by the Agreement and Plan of Merger will not conflict with American Community Bankshares, Inc.'s organizational documents or contracts;

         -        compliance with applicable laws;

         - identification of material contracts or agreements and agreements with regulatory agencies;

         -        adequacy of loan loss reserves;

         - accuracy of banking reports and historical financial statements;

         -        absence of material litigation;

         - absence of tax liabilities and compliance with tax filing requirements;

         -        accuracy of information provided for this Proxy
                  Statement/Prospectus;

         -        ownership and condition of properties;

         -        identification of shareholders of American Community
                  Bankshares, Inc.;

         -        completeness and accuracy of regulatory filings;

         -        status of loans and loan portfolios;

         -        compliance with applicable investment restrictions;

         - compliance of employee benefit plans with laws and funding requirements;

         -        absence of undisclosed liabilities; and

         -        continuation of insurance coverage.

         The representations and warranties given by First Federal Capital Corp cover the following topics, among others:

         -        corporate organization and authority;

         -        accuracy of financial statements;

         - that the transactions contemplated by the Agreement and Plan of Merger will not conflict with First Federal Capital Corp's organizational documents or contracts;

         -        absence of material litigation;

         - compliance of employee benefit plans with laws and funding requirements; and

         -        accuracy of Securities and Exchange Commission filings.

CONDITIONS TO THE MERGER

         The obligations of First Federal Capital Corp and American Community Bankshares, Inc. to consummate the merger are subject to the satisfaction or waiver on or before the completion of the merger of a number of conditions, including the following:

         - no statute, rule, regulation, judgment, decree, injunction or order of any governmental authority will be in effect which prohibits the consummation of the transactions described in the Agreement and Plan of Merger;

         - the Agreement and Plan of Merger must receive the approval of a majority of the shareholders of American Community Bankshares, Inc. and the applicable governmental authorities. The Boards of Directors of First Federal Capital Corp and American Community Bankshares, Inc. have already unanimously approved the Agreement and Plan of Merger;

         - no stop order suspending the effectiveness of the registration statement (of which this Proxy Statement/Prospectus is a part) covering First Federal Capital Corp common stock to be issued in the merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

         - the shares of First Federal Capital Corp common stock issuable to American Community Bankshares, Inc. shareholders in connection with the merger shall have been approved for listing on The Nasdaq National Market;

         - First Federal Capital Corp and American Community Bankshares, Inc. shall have received an opinion from Michael Best & Friedrich LLP that, as of the closing date of the merger, the merger constitutes a "reorganization" for purposes of Section 368 of the Internal Revenue Code of 1986, as amended, and that no gain or loss will be recognized by American Community Bankshares, Inc. shareholders to the extent they receive shares of First Federal Capital Corp common stock as consideration for the shares of American Community Bankshares, Inc. common stock;

         - all material consents or approvals of persons other than government authorities that are required for the execution, delivery and performance of the Agreement and Plan of Merger shall have been obtained;

         - all consents, approvals or notices of or to governmental authorities that are required for the performance of the transactions contemplated in the Agreement and Plan of Merger shall have been obtained; and

         - all permits and other authorizations under federal and state securities laws necessary to consummate the transactions contemplated in the Agreement and Plan of Merger and to issue the shares of First Federal Capital Corp common stock to be issued as consideration in the merger transactions shall have been obtained.

         The obligation of First Federal Capital Corp to consummate the merger is also subject to fulfillment of other conditions, including the following:

         - The representations and warranties of American Community Bankshares, Inc. set forth in the Agreement and Plan of Merger shall be true and correct in all material respects as of the effective time of the merger;

         - American Community Bankshares, Inc. shall have performed in all material respects all obligations required by the Agreement and Plan of Merger to be performed by it at or prior to the effective time of the merger;

         - First Federal Capital Corp shall have received a letter from Wipfli Ullrich & Bertelson LLP, independent public accountants to American Community Bankshares, Inc., regarding the financial statements and other matters related to the business of American Community Bankshares, Inc.; and

         - The net worth of American Community Bankshares, Inc. as of the end of the most recent calendar quarter prior to the merger becoming effective is not less than $11,758,723.

         The obligation of American Community Bankshares, Inc. to consummate the merger is also subject to the fulfillment of other conditions, including the following:

         - The representations and warranties of First Federal Capital Corp set forth in the Agreement and Plan of Merger shall be true and correct in all material respects as of the effective time of the merger; and

         - First Federal Capital Corp shall have performed in all material respects all obligations required to be performed by it under the Agreement and Plan of Merger at or prior to the effective time of the merger.

         Additionally, completion of the merger is subject to the delivery of additional documents, legal opinions and the receipt of officers' certificates and other documents.

         If these and other conditions are not satisfied or waived, First Federal Capital Corp or American Community Bankshares, Inc. may terminate the Agreement and Plan of Merger.

FEES AND EXPENSES

         Generally, First Federal Capital Corp and American Community Bankshares, Inc. will pay their own fees, costs, and expenses incurred in connection with the merger. If, however, either party terminates the merger due to the other party's failure to satisfy its obligations under the Agreement and Plan of Merger, the terminating party is entitled to reimbursement for its fees and expenses, up to a maximum of $100,000.

TERMINATION

         Either American Community Bankshares, Inc. or First Federal Capital Corp may call off the merger under certain circumstances, including if:

         -        both parties consent in writing;

         -        the merger is not completed before January 31, 2002;

         -        we are not able to obtain required governmental approvals;

         - the other party breaches in a material manner any of the representations or warranties or any covenant or agreement it has made under the Agreement and Plan of Merger and the breach is not cured within 30 days;

         - the other party is made a party to or threatened with a lawsuit which can be reasonably expected to have a material adverse effect on the assets, properties, business or financial condition of that party; or

         - any condition to a party's obligations under the Agreement and Plan of Merger has not been met or waived.

         First Federal Capital Corp may terminate the merger under certain circumstances, including:

         - if American Community Bankshares, Inc.'s net worth as of the calendar quarter prior to completion of the merger is less than $11,758,723;

         - if prior to consummation of the merger there is an adverse change in the condition of American Community Bankshares, Inc. (which is defined as an adverse change in business, financial conditions or operating results, or pending or threatened litigation reasonably expected to have a material adverse effect); or

         - if the merger is not approved by a majority of American Community Bankshares, Inc. shareholders or if more than 20% of such shareholders exercise dissenters' rights.

         Further, if American Community Bankshares, Inc. terminates the merger because:

                  (i) it receives a different acquisition proposal from another party and American Community Bankshares, Inc.'s Board of directors determines in good faith that it could be a breach of its fiduciary duty not to accept such proposal (provided that prior to acceptance of any such offer American Community Bankshares, Inc. is obligated to negotiate with First Federal Capital Corp to determine if the terms of the merger can be adjusted in a manner that would allow the merger to proceed);

                  (ii) it enters into another agreement to be acquired or to merge; or

                  (iii) it's Board of Directors fails to continue to recommend approval of the merger (unless First Federal Capital Corp has materially breached its obligations under the Agreement and Plan of Merger and has not reasonably attempted to cure such breach);

         then American Community Bankshares, Inc. shall be obligated to pay First Federal Capital Corp a "termination" fee of $950,000.

CONDUCT OF BUSINESS PRIOR TO COMPLETION OF THE MERGER

         The Agreement and Plan of Merger provides that, until the merger becomes effective, American Community Bankshares, Inc. and American Community Bank shall:

         - conduct and operate their business only in the usual and ordinary course in accordance with prudent and sound banking practices;

         - maintain an allowance for loan losses deemed by management of American Community Bank to be adequate based on past loan loss experience and evaluation of potential losses in current portfolios;

         - remain in good standing with all applicable federal and state regulatory authorities and preserve their existing banking locations;

         - use their best efforts (but without any obligation to pay additional or increased compensation of any type) to retain the services of their present officers and employees identified by First Federal Capital Corp, so that their goodwill and business relationships with customers and others are not adversely affected;

         - maintain usual and customary insurance covering the performance of duties by their directors, officers and employees and maintaining those insurance policies in full force and effect;

         - take no action which would adversely affect or delay the ability of American Community Bankshares, Inc. or First Federal Capital Corp to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby; and

         - take no action which would cause the termination or cancellation by the Federal Deposit Insurance Corporation of insurance in respect of American Community Bank's deposits.

         The Agreement and Plan of Merger also provides that, until the merger becomes effective, American Community Bankshares, Inc. and American Community Bank shall not:

         - except as contemplated by the Agreement and Plan of Merger, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of their capital stock, or issue or grant any stock options, warrants, rights, calls or commitments of any character calling for or permitting the issue or sale of their capital stock (or securities convertible into or exchangeable, with or without additional consideration, for shares of such capital stock) or any stock appreciation rights;

         - declare and/or pay any cash or non-cash dividends, or institute any other form of dividend or distribution, with respect to American Community Bankshares, Inc. capital stock, except that American Community Bankshares, Inc. may pay normal quarterly cash dividends;

         - increase or reduce the number of shares of their capital stock issued or outstanding by repurchase, split-up, reverse split, reclassification, distribution of stock dividends, or change of par or stated value;

         - except as required pursuant to the terms of any option to acquire American Community Bankshares, Inc. common stock, purchase, permit the conversion of or otherwise acquire or transfer (other than in its role as transfer agent for American Community Bankshares, Inc. common stock) for any consideration any outstanding shares of their capital stock or securities carrying the right to acquire, or convert into or exchange for such stock, with or without additional consideration;

         - make or grant any general or individual wage, bonus or salary increase or fringe benefit increase, except in the usual and ordinary course of business and in accordance with past pay practices;

         - transfer or lease any of their assets or property, except in the ordinary course of business;

         - transfer or grant any rights under any leases, licenses or agreements, other than in the usual and ordinary course of business; and

         - make any payment to any director, officer or employee in connection with or as a result of the transactions contemplated by the Agreement and Plan of Merger, or otherwise, that is not deductible under either Sections 162(a)(1) or 404 of the Internal Revenue Code of 1986, as amended, or is not an ordinary business expense authorized by American Community Bankshares, Inc. in furtherance of the duties of the director, officer or employee.

                        COMPARISON OF SHAREHOLDERS RIGHTS

         This section of the Proxy Statement/Prospectus describes the material differences between the rights of holders of American Community Bankshares, Inc. common stock before and holders of First Federal Capital Corp common stock after the Merger. While American Community Bankshares, Inc. and First Federal Capital Corp believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a shareholder of American Community Bankshares, Inc. and a shareholder of First Federal Capital Corp.

         Upon the consummation of the Merger, shareholders of American Community Bankshares, Inc. will become shareholders of First Federal Capital Corp. Since both First Federal Capital Corp and American Community Bankshares, Inc. are incorporated under the laws of the State of Wisconsin, American Community Bankshares, Inc. shareholders who receive First Federal Capital Corp common stock will continue to be subject to the privileges and restrictions provided in the Wisconsin Business Corporation Law. Certain other rights presently enjoyed by American Community Bankshares, Inc. shareholders under the relevant provisions of the Articles of Incorporation of American Community Bankshares, Inc. (the "American Community Bankshares, Inc. Articles") and the Bylaws of American Community Bankshares, Inc. (the "American Community Bankshares, Inc. Bylaws") differ in some respects from the rights they will have as shareholders of First Federal Capital Corp under the relevant provisions of the First Federal Capital Corp Articles of Incorporation (the "First Federal Articles") and the First Federal Capital Corp Bylaws (the "First Federal Bylaws").

REMOVAL OF DIRECTORS

         FIRST FEDERAL CAPITAL CORP. First Federal's Articles provide that a director may be removed from office only for cause and by (i) the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of capital stock then entitled to vote in an election of directors, or (ii) a majority of the total number of directors. The First Federal Articles define "cause" for removal as existing only if the director proposed for removal is proposed has been (i) convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, or (ii) adjudicated by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director's duty to First Federal and such adjudication is no longer subject to direct appeal.

         AMERICAN COMMUNITY BANKSHARES, INC. The American Community Bankshares, Inc. Bylaws provide only that a director may be removed by a vote of the shareholders, provided that a quorum is present.

VACANCIES ON THE BOARD OF DIRECTORS

         FIRST FEDERAL CAPITAL CORP. The First Federal Bylaws provide that any vacancy occurring on the First Federal Capital Corp Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors does not constitute a quorum of the First Federal Capital Corp Board of Directors; provided, however, that if the shareholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by the class or series may fill any vacancy among the number of directors elected by that class or series. A director elected to fill a vacancy shall hold office until the next election of directors by the shareholders. There currently are no shares of First Federal Capital Corp preferred stock outstanding.

         AMERICAN COMMUNITY BANKSHARES, INC. The American Community Bylaws provide that any vacancy on the Board of Directors may be filled by the shareholders. If the shareholders fail to fill the vacancy, until they do, (a) the Board of Directors may fill the vacancy; or (b) if the directors remaining in office are fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of all directors remaining in office.

AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BYLAWS

         FIRST FEDERAL CAPITAL CORP. The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of capital stock of First Federal entitled to vote generally in an election of directors is required to amend, alter, change or repeal any provision of the First Federal Bylaws. The First Federal Articles may be amended in the manner now or hereafter provided in the Wisconsin Business Corporation Law, except for amendments to (i) Article VI (addressing preemptive rights), (ii) Article VII (regarding the number, removal, liability and staggered terms of directors), (iii) Article VIII (addressing liability of directors and officers), (iv) Articles IX and XI (relating to amendments to First Federal Bylaws and Articles), and (v) Article X (regarding restrictions on offers and acquisitions), which require the affirmative vote of at least two-thirds of the issued and outstanding shares of First Federal. Notwithstanding the foregoing, First Federal Articles may not be amended, altered, changed or repealed without the vote of the holders of any class or series of First Federal Capital Corp preferred stock as may be required by the provisions establishing such class or series.

         AMERICAN COMMUNITY BANKSHARES, INC. Amendments may be made to the American Community Bylaws by the affirmative vote of a majority of shareholders or directors at any meeting at which a quorum is in attendance, unless a greater number of shares are required under the terms of the section of the American Community Bylaws to be changed. Additionally, no bylaw adopted by the shareholders shall be amended or repealed by the Board of Directors if the bylaw so adopted so provides. No special provision is made for the amendment or repeal of any of the American Community Bankshares, Inc. Articles.

         FIRST FEDERAL CAPITAL CORP SHAREHOLDER RIGHTS AGREEMENT On January 24, 1995, the First Federal Capital Corp Board of Directors declared a dividend distribution of one right (a "First Federal Right") for each outstanding share of First Federal Capital Corp common stock to shareholders of record at the close of business on February 6, 1995. Prior to the occurrence of a "Distribution Date" (defined below), First Federal Rights will be deemed to be delivered with each share of First Federal Capital Corp common stock issued, including in connection with the issuance of the shares of First Federal Capital Corp common stock in connection with the merger. Each First Federal Right entitles the registered holder to purchase from First Federal a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock, at a purchase price of $50.00 per Unit ("Purchase Price"), subject to adjustment. The description and terms of the First Federal Rights are summarized below and are set forth in the Rights Agreement which is incorporated by reference herein.

         At the present time, the First Federal Rights are attached to all First Federal Capital Corp common stock certificates representing outstanding shares, and no separate First Federal Rights certificates will be distributed. The First Federal Rights will separate from the First Federal Capital Corp common stock and be distributed on a date (the "Distribution Date") which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of First Federal Capital Corp (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of First Federal Capital Corp common stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the First Federal Capital Corp Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of First Federal Capital Corp common stock.

         Until the Distribution Date, (i) the First Federal Rights will be evidenced by the First Federal Capital Corp common stock certificates and will be transferred with and only with such certificates, (ii) new First Federal Capital Corp common stock certificates issued after February 6, 1995 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for shares of First Federal Capital Corp common stock outstanding also will constitute the transfer of the First Federal Rights associated with the First Federal Capital Corp common stock represented by such certificates. As soon as practicable after the Distribution Date, First Federal Rights certificates will be mailed to holders of record of First Federal Capital Corp common stock as of the close of business on the Distribution Date and, thereafter, the separate First Federal Rights certificates alone will represent the First Federal Rights. The First Federal Rights are not exercisable until the Distribution Date and will expire at the close of business on February 6, 2005, unless earlier redeemed by First Federal as described below.

         Unless the First Federal Rights are earlier redeemed pursuant to the Rights Agreement, in the event that at any time following the Stock Acquisition Date, (i) First Federal Capital Corp were to be the surviving corporation in a merger or other business combination with an Acquiring Person and First Federal Capital Corp common stock remained outstanding and was not changed into or exchanged for other securities or assets or an Acquiring Person effects a statutory share exchange with First Federal after which First Federal is not a subsidiary of any Acquiring Person, (ii) an Acquiring Person engages in any of various self-dealing transactions with First Federal Capital Corp specified in the Rights Agreement, or (iii) any person, other than employee benefit plans of First Federal Capital Corp, becomes the beneficial owner of 20% or more of the then-outstanding shares of First Federal Capital Corp common stock, the Rights Agreement provides that proper provision shall be made so that each holder of a First Federal Right, other than the Acquiring Person, whose Rights will thereupon become null and void, and certain of its transferees, will thereafter have the right to receive, upon exercise and payment of the Purchase Price, First Federal Capital Corp common stock (or, in certain circumstances, cash, property or other securities of First Federal) having a value equal to two times the exercise price of the First Federal Right. In addition, unless the First Federal Rights are earlier redeemed, in the event that at any time following the Stock Acquisition Date, (i) First Federal Capital

Corp is involved in a merger or other business combination in which First Federal is not the surviving corporation or in which First Federal Capital Corp common stock is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of First Federal Capital Corp's assets or earnings power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a First Federal Right (other than First Federal Rights which previously have been voided as set forth above) will, from and after such date, have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the First Federal Right. The events set forth in this paragraph are referred to in the Rights Agreement as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon the exercise of the First Federal Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the First Federal Capital Corp common stock or First Federal Preferred Stock or distributions on such stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. First Federal Capital Corp is not required to issue fractional shares (other than fractions that are integral multiples of one one-hundredth), and, in view thereof, an adjustment in cash will be made, as provided in the Rights Agreement.

         The Series A Preferred Stock purchasable upon exercise of the First Federal Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to (i) a minimum preferential quarterly dividend payment of $1 per share with an entitlement to an aggregate dividend of 100 times the dividend declared per share of First Federal Capital Corp common stock; (ii) a minimum preferential liquidation payment of $100 per share with an entitlement to an aggregate payment of 100 times the payment made per share of First Federal Capital Corp common stock; (iii) 100 votes, voting together with the First Federal Capital Corp common stock; and (iv) 100 times the amount received per share of First Federal Capital Corp common stock in the event of any merger, consolidation or other transaction in which shares of First Federal Capital Corp common stock are exchanged. Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Stock, which are protected by customary anti-dilution provisions, the value of one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each First Federal Right should approximate the value of one share of First Federal Capital Corp common stock.

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding First Federal Capital Corp common stock, the First Federal Capital Corp Board of Directors may exchange the First Federal Rights (other than First Federal Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of First Federal Capital Corp common stock, or one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of First Federal's preferred stock having equivalent rights, preferences and privileges) per First Federal Right (subject to adjustment).

         At any time until ten business days following the Stock Acquisition Date, First Federal Capital Corp may redeem the First Federal Rights in whole, but not in part, at a price of $0.01 per First Federal Right (the "Redemption Price"), payable in cash, First Federal Capital Corp common stock or other consideration deemed appropriate by the First Federal Capital Corp Board of Directors. Under certain circumstances set forth in the Rights Agreement, the decision to redeem the First Federal Rights will require the concurrence of a majority of the "Continuing Directors" (defined below). In addition, First Federal Capital Corp may thereafter, but prior to the occurrence of a Triggering Event, redeem the First Federal Rights in whole, but not in part, at the Redemption Price, provided that such redemption is incidental to a merger or other business combination transaction approved by a majority of the Continuing Directors involving First Federal Capital Corp, but not an Acquiring Person, in which all holders of First Federal Capital Corp common stock are treated alike. After the redemption period has expired, First Federal Capital Corp's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to less than 10% of the outstanding shares of First Federal Capital Corp common stock in a transaction or series of transactions not involving First Federal Capital Corp. Immediately upon the action of the First Federal Capital Corp Board of Directors ordering redemption of the First Federal Rights, the First Federal Rights will terminate and the only right of the holders of First Federal Rights will be to receive the Redemption Price.

         The term "Continuing Directors" means any member of the First Federal Capital Corp Board of Directors who was a member of the First Federal Capital Corp Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the First Federal Capital Corp Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but will not include an Acquiring Person, or an affiliate or associate of any such Acquiring Person or any representative of any of the foregoing entities.

         Until a First Federal Right is exercised, the holder thereof, as such, will have no rights as a shareholder of First Federal Capital Corp, including, without limitation, the right to vote or to receive dividends. While the distribution of the First Federal Rights will not be taxable to shareholders or to First Federal Capital Corp, shareholders may, depending upon the circumstances, recognize taxable income in the event the First Federal Rights become exercisable for stock (or other consideration) of First Federal Capital Corp or for common stock of an Acquiring Person (as set forth above).

         The First Federal Capital Corp Board of Directors generally may amend or supplement the provisions of the Rights Agreement, provided that from and after the Distribution Date and under certain circumstances specified in the Rights Agreement, any amendment or supplement shall require the approval of a majority of the Continuing Directors and shall not adversely affect the interests of the holders of First Federal Rights (other than an Acquiring Person or any affiliate or associate thereof). Without limiting the foregoing, First Federal Capital Corp may, at any time prior to such time as any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold for distribution of First Federal Rights or for the occurrence of a Triggering Event involving an acquisition of an amount of the First Federal Capital Corp common stock to any percentage greater than the greater of (i) the largest percentage of the outstanding shares of First Federal Capital Corp common stock then known by First Federal Capital Corp to be beneficially owned by any person (other than First Federal Capital Corp and its employee benefit plans), and (ii) 10%.

         The First Federal Rights have certain anti-takeover effects. The First Federal Rights could cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of First Federal Capital Corp common stock if a Triggering Event thereafter occurs without the First Federal Rights having been redeemed by First Federal Capital Corp. However, the First Federal Rights should not interfere with any merger or other business combination approved by the First Federal Capital Corp Board of Directors because the First Federal Rights are redeemable under certain circumstances.

         AMERICAN COMMUNITY BANKSHARES, INC. The American Community Bankshares, Inc. Board of Directors has not adopted a shareholder rights agreement.

                 BUSINESS OF AMERICAN COMMUNITY BANKSHARES, INC.

         GENERAL

         American Community Bankshares, Inc. was incorporated under Wisconsin law in September, 1994, for the purpose of acquiring and operating American Community Bank. American Community Bankshares, Inc. is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. American Community Bankshares, Inc.'s sole business is the ownership and management of American Community Bank.

         American Community Bank was organized in connection with the formation of American Community Bankshares, Inc. and began operations as a Wisconsin banking corporation in March, 1995. The bank is a wholly owned subsidiary of American Community Bankshares, Inc. American Community Bank's principal office is located in Wausau, Wisconsin, and it maintains one branch facility in Mosinee, Wisconsin.

         American Community Bank is engaged in general commercial and retail banking in the Wausau and Mosinee areas and the surrounding portions of Marathon County. American Community Bank serves individuals, businesses, and governmental units and offers most forms of commercial and consumer lending, including lines of credit, secured and unsecured term loans and real estate financing. In addition, American Community Bank provides a full range of personal banking services, including checking accounts, savings and time accounts, installment and other personal loans, as well as mortgage loans. American Community Bank offers automated teller machines and online computer banking to its customers to provide services on a 24-hour basis. American

Community Bank also offers brokerage services, including the sale of annuities, mutual funds and other investments to bank customers and the general public.

         American Community Investments, Inc. ("ACI"), was formed as a subsidiary in the State of Nevada in 1997 to consolidate and improve the efficiency, management, safekeeping, and operations of the bank's investment securities portfolio and certain other holdings. In addition, the formation of ACI has resulted in a lower effective income tax rate for the bank because the State of Nevada does not currently impose a corporate income tax. On June 30, 2001, ACI held a net book value of approximately $23.8 million in securities and $12.6 million of loans held for investment.

PRINCIPAL SOURCES OF REVENUE

         American Community Bank's principal sources of revenue are interest and fees from lending activities and interest and dividend income from investments. The principal sources of funds for the bank's lending activities are deposits, loan repayments and the sale or maturity of investment securities. The table below shows the amount and percentages of American Community Bank's total consolidated operating revenues resulting from interest on loans and interest on investment securities for each of the last three years:


                                       INTEREST ON LOANS                INTEREST ON INVESTMENT SECURITIES
                                       -----------------                ---------------------------------
                                                         (Dollars in thousands)
                                                 PERCENT OF TOTAL                         PERCENT OF TOTAL
       YEAR ENDED                                    OPERATING                                OPERATING
      DECEMBER 31,                AMOUNT              REVENUES             AMOUNT              REVENUES
      ------------                ------              --------             ------              --------
           2000                   $8,400               79.19%              $1,528               14.41%
           1999                   $6,661               75.04%              $1,462               16.47%
           1998                   $5,691               69.84%              $1,400               17.18%

         Additional information on American Community Bankshares, Inc. can be found under "Management's Discussion and Analysis of American Community Bankshares, Inc.'s Financial Condition and Results of Operations," "American Community Bankshares, Inc.'s Selected Financial Data" and "American Community Bankshares, Inc. Financial Statements."

BANK MARKET AREA AND COMPETITION

         There is a mix of retail, manufacturing, agricultural and service businesses in the area served by American Community Bank. American Community Bank has substantial competition in its market area. Much of this competition comes from companies which are larger and have greater resources than American Community Bankshares, Inc. American Community Bank competes for deposits and other sources of funds with other banks, savings associations, credit unions, finance companies, mutual funds, life insurance companies and other financial and non-financial companies. Many of these non-bank competitors offer products and services which are functionally equivalent to the products and services offered by American Community Bank.

         Recent changes in banking laws have had a significant effect on the competitive environment in which American Community Bank operates. These changes are likely to continue to increase competition for American Community Bank and within the banking industry in general. For example, current federal law permits adequately capitalized and managed bank holding companies to engage in interstate banking on a much broader scale than in the past. Banks are also permitted to create interstate branching networks in states that do not "opt out" of the new laws. The Gramm-Leach-Bliley Act of 1999 also increased the competitive environment in which banks operate, permitting the formation of financial holding companies which are permitted to conduct a broad range of banking, insurance and securities activities.

         In addition to competition, the business of American Community Bank will be affected by general economic conditions, including the level of interest rates and the monetary policies of the FRB (see "Regulation and Supervision - Monetary Policy" on Page ___).

EMPLOYEES

         American Community Bankshares, Inc. has no employees. All officers of American Community Bankshares, Inc. serve as full-time employees of American Community Bank. As of June 30, 2001, American Community had thirty employees, including three employed on a part-time basis. Officers and certain supervisors are salaried and other full and part-time employees are paid on an hourly basis. None of American Community Bankshares Inc.'s employees are covered by a collective bargaining agreement.

PROPERTIES

         American Community Bankshares, Inc.'s operations are carried out at American Community Bank's main office in Wausau, Wisconsin. American Community Bank owns its main office in Wausau and leases its Mosinee branch office facility. The main office was designed for commercial banking operations, while the Mosinee facility occupies leased space designed for banking operations within a supermarket. Management of American Community Bankshares, Inc. considers its facilities adequate and suitable for current operations.

LEGAL PROCEEDINGS

         As of June 30, 2001, neither American Community Bankshares, Inc. nor American Community Bank was involved in any legal or administrative proceedings, nor did management of American Community Bankshares, Inc. know of any claims or threatened litigation or administrative proceedings involving either American Community Bankshares, Inc. or American Community Bank. In the ordinary course of its business, American Community Bankshares, Inc. and American Community Bank may become engaged from time to time in legal actions as both a plaintiff and a defendant. In some cases, claims for significant compensatory or punitive damages, or unspecified damages, may be made against American Community Bankshares, Inc. or American Community Bank.

REGULATION AND SUPERVISION

         REGULATION

         American Community Bankshares, Inc. and American Community are subject to regulation under both federal and state law. As a registered bank holding company, American Community Bankshares, Inc. is subject to regulation and examination by the FRB. American Community Bank is subject to regulation and examination by the FDIC and, as a Wisconsin-chartered bank, by the Wisconsin Department of Financial Institutions.

         The FRB expects a bank holding company to be a source of strength for its subsidiary banks. As such, American Community Bankshares, Inc. may be required to take certain actions or commit certain resources to American Community Bank when it might otherwise choose not to do so. Under federal and state banking laws, American Community Bankshares, Inc. and American Community Bank are also subject to regulations which govern American Community Bankshares, Inc.'s and American Community Bank's capital adequacy, loans and loan policies (including the extension of credit to affiliates), deposits, payment of dividends, establishment of branch offices, mergers and other acquisitions, investments in or the conduct of other lines of business, management personnel, interlocking directorates and other aspects of the operation of American Community Bankshares, Inc. and American Community Bank. Bank regulators having jurisdiction over American Community Bankshares, Inc. and American Community Bank generally have the authority to impose civil fines or penalties and to impose regulatory sanctions for noncompliance with applicable banking regulations and policies. In particular, the FDIC has broad authority to take corrective action if American Community Bank fails to maintain required minimum capital, and the FRB and the FDIC each have the authority to require a cessation of unsound or unsafe bank practices. Information concerning American Community Bankshares, Inc.'s compliance with applicable capital requirements is set forth in Note 14 of the Notes to Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998 set forth under "American Community Bankshares, Inc. Financial Statements." The system of supervision and regulation applicable to American Community Bankshares, Inc. and American Community Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the bank, and the public, rather than for the shareholders of American Community Bankshares, Inc. or American Community Bank.

         Banking laws and regulations have undergone periodic revisions that often have a direct or indirect effect on American Community Bank's operations and its competitive environment. From time to time, various formal or informal proposals, including new legislation, relating to, among other things, changes with respect to deposit insurance, permitted bank activities and restructuring of the federal regulatory scheme have been made and may be made in the future. The Gramm-Leach-Bliley Act of 1999, which eliminated many of the barriers to affiliation among banks, insurance companies and other securities or financial services companies, is an example of legislation which may, and often does, materially affect the operation of American Community Bankshares, Inc.'s business and the level of competition within the banking industry. Depending on the scope and timing of future regulatory changes, it is likely that changes in banking laws will affect the competitive environment in which American Community Bankshares, Inc. operates or increase costs of regulatory compliance and, accordingly, may have a material adverse effect on American Community Bankshares, Inc.'s consolidated financial condition, liquidity or results of operations.

         MONETARY POLICY

         The earnings and growth of American Community Bank, and therefore American Community Bankshares, Inc., are affected by the monetary and fiscal policies of the federal government and governmental agencies. The FRB has a direct and indirect influence on the costs of funds used by American Community Bank for lending and its actions have a substantial effect on interest rates, the general availability of credit and the economy as a whole. These policies therefore affect the growth of bank loans and deposits and the rates charged for loans and paid for deposits. Governmental and FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. American Community Bankshares, Inc. is not able to anticipate the future impact of such policies and practices on the growth or profitability of American Community Bankshares, Inc. or American Community.

LENDING ACTIVITIES

         GENERAL

         The principal categories of loans in American Community Bank's portfolio are residential real estate loans secured by single-family residences, construction loans for single-family residences, second mortgage and home equity loans secured primarily by second mortgages on single-family residences, and commercial loans. On June 30, 2001, approximately 73% of the bank's total assets consisted of loans held for investment purposes. More detailed statistical information concerning the bank's loan portfolio can be found under "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - Loans Held for Investment," on Pages ___ and ___.

         RESIDENTIAL LENDING

         Single-family residential loans accounted for approximately 18% of American Community Bank's gross loans on June 30, 2001. The bank sells all long-term fixed rate loans to the secondary market. The bank retains single-family residential mortgage loans that provide for periodic adjustments of the interest rate ("adjustable-rate mortgage loans"). Adjustable-rate mortgage loans decrease American Community Bank's exposure to risks associated with changes in interest rates, but involve other risks because as interest rates increase, borrowers' monthly payments increase, thus increasing the potential for default. This risk has not had any adverse effect on American Community Bank to date, although no assurances can be made with respect to future periods.

         American Community Bank also originates loans to individuals to construct single-family residences. Such loans accounted for approximately 5% of its gross loans on June 30, 2001. Construction loans may be made without commitments to purchase the property being constructed and the borrower may not have take-out commitments for permanent financing on hand at the time of origination. Construction loans generally involve a higher degree of risk than conventional residential mortgage loans because the risk of loss is largely dependent on the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds, if necessary.

         COMMERCIAL AND AGRICULTURAL LENDING

         On June 30, 2001, agricultural loans represented approximately 11% and commercial loans represented approximately 55% of the loan portfolio.

         Commercial loans are made to a variety of businesses within American Community Bank's market area. On June 30, 2001, the percentage of commercial loans represented by business types were as follows: manufacturing operations, 37%; finance, insurance and real estate, 26%; retail, 16%; service, 18%; and other, 3%. Agricultural loans are usually made in the dairy or crop sectors. Commercial and agricultural loans are typically for terms of 3 to 5 years and generally are secured by all assets of the borrower. In many cases, the bank also receives a personal guarantee of the owner of the business. Interest rates on commercial loans are almost exclusively indexed and change based upon changes in national or international interest rate indices.

         NON-PERFORMING AND OTHER CLASSIFIED ASSETS

         Loans are generally placed on a non-accrual status when they are contractually past due 90 days or more in the payment of principal or interest and are considered "non-performing" when, in the judgement of management, the probability of collection of principal or interest is deemed to be insufficient to warrant further accrual of interest. See "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-Performing Assets" on Pages ___ and ___. The ratio of total non-performing assets to American Community Bank's total allowance for loan and real estate losses at June 30, 2001 was 22% and the ratio of total non-performing assets to total assets was .20%.

         ALLOWANCES FOR LOSSES ON LOANS AND REAL ESTATE

         American Community Bank's policy is to establish allowances for estimated losses on specific loans when it determines that losses are expected to be incurred. The adequacy of the allowance for loan losses is assessed based upon credit quality, existing and prospective economic conditions and loss exposure by loan type. Management determines the allowance for loan losses based on past loan experience, current economic conditions, composition of the loan portfolio, and the potential for future loss. See "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - Provision for Loan Losses" on Pages ___ and ___.

         Management of American Community Bank believes that the current allowances established by the bank are adequate to cover any potential losses associated with its loan portfolio. However, future adjustments to these allowances may be necessary and its results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard.

INVESTMENT AND MORTGAGE-RELATED SECURITIES

         American Community Bank periodically invests in mortgage-backed securities. On June 30, 2001, such investments accounted for approximately 8% of American Community Bank's total assets. Management believes mortgage-backed securities represent attractive investment alternatives relative to other investment vehicles, due to the variety of maturity and repayment options available through such investments and due to the limited credit risk associated with such securities. For additional information concerning the bank's investment securities, see "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Conditions" on Pages ___ and ___.

SOURCES OF FUNDS

         DEPOSIT LIABILITIES

         American Community Bank's current deposit products include regular savings accounts, checking accounts, money market deposit accounts, individual retirement accounts, and certificates of deposit ranging in terms from 3 months to 5 years. Substantially all deposits are obtained from individuals and businesses located in its market area. On June 30, 2001, deposit liabilities accounted for approximately 81% of the bank's total liabilities.

         In addition to serving as American Community Bank's primary source of funds, deposit liabilities (especially checking accounts) are a substantial source of non-interest income. This income is generally received in the form of overdraft fees, periodic service charges, automated teller machine ("ATM") and debit card fees, and other transaction charges. See "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - Deposit Liabilities" on Pages ___ and ___.

         FEDERAL HOME LOAN BANK ADVANCES

         American Community Bank obtains advances from the FHLB secured by certain of its home mortgage loans and mortgage-related securities, as well as stock in the FHLB that the bank is required to own. Such advances may be made pursuant to several different credit programs, each with its own interest rate and range of maturity dates. On June 30, 2001, FHLB advances accounted for approximately 9% of the bank's total liabilities and equity. See "American Community Bankshares, Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations - FHLB Advances and Other Borrowings" on Page ___.

                       AMERICAN COMMUNITY BANKSHARES, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This section should be read in conjunction with "American Community Bankshares, Inc. Financial Statements"

OVERVIEW

         The following discussion is intended to assist in the understanding and evaluation of the consolidated financial condition and results of operations of American Community Bankshares, Inc. for the six months ended June 30, 2001 and the two fiscal years ended December 31, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements and the notes to those statements located under "American Community Bankshares, Inc. Financial Statements," Page ___, and the other information included elsewhere in this Proxy Statement/Prospectus. This discussion relates solely to American Community Bankshares, Inc. and does not include any discussion concerning the financial condition or results of operations of First Federal Capital Corp. Please see "Available Information," Page ____, for information on obtaining financial and other information concerning First Federal Capital Corp.

         Some statements in this Management's Discussion and Analysis of Financial Condition and Results Of Operations are forward-looking statements which are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Please see "A Warning About Forward-Looking Information" and Risk Factors" on Page ____.

         SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30,
         2000

RESULTS OF OPERATIONS

         This section should be read in conjunction with American Community Bankshares, Inc.'s "Financial Statements."

         American Community Bankshares, Inc.'s consolidated net income for the six months ended June 30, decreased $3 to $732 at June 30, 2001 compared to June 30, 2000. However, disregarding the effect of compensation expense associated with a grant of stock options, net income increased to $837 during 2001 from $735 during 2000. Return on assets and equity were 1.05% and 12.32%, respectively for the six months ended June 30, 2001. Before the effects of the stock option grant, return on average assets increased slightly to 1.20% from 1.19% during 2000. Before the effects of the stock option grant, return on average stockholders' equity decreased from 14.21% during 2000 to 14.01% in 2001.

         Basic earnings per share in 2001 for the six month period were $1.99, on which a dividend of $.22 per share was paid, representing a dividend payout ratio of approximately 11% of earnings. During 2000, basic earnings per share were $2.00 and dividends of $.10 were paid. Diluted earnings per share were $1.82 during 2001 and $1.87 during 2000. Net book value increased from $29.42 at June 30, 2000 to $33.96 at June 30, 2001.

NET INTEREST INCOME

The following table sets forth information regarding the average balances of American Community Bankshares Inc.'s assets, liabilities, and equity, as well as the interest earned or paid and the average yield or cost of each. The information is based on daily average balances for the six months ended June 30, 2001 and 2000.



                                                    ---------------------------------------------------------------------
                                                                    2001                                2000
                                                    --------------------------------- -----------------------------------
                                                       AVERAGE                 YIELD/      AVERAGE                YIELD/
                                                       BALANCE     INTEREST     COST       BALANCE     INTEREST    COST
                                                                          (Dollars in thousands)
Interest-earning assets:
Total loans.....................................       106,530       4,478     8.48%        92,782       3,892     8.44%
Investment securities (1).......................        25,598         787     6.20%        25,616         788     6.19%
Interest-bearing deposits with banks and........
  federal funds sold............................         3,345          77     4.64%         1,391          40     5.78%
Other earning assets............................         1,554          37     4.80%           667          23     6.93%
Total interest-earning assets (1)...............       137,027       5,379     7.92%       120,456       4,743     7.92%
                                                     ---------     -------                --------     -------
Non-interest-earning assets:....................
Office properties and equipment.................         1,155                               1,182
Other assets....................................         2,594                               2,275
Total assets....................................     $ 140,776                           $ 123,913
                                                     =========                           =========
Interest-bearing liabilities:
Total interest-bearing deposits.................       106,733       2,904     5.49%        93,992       2,484     5.31%
FHLB advances...................................        12,780         368     5.81%        11,232         319     5.71%
Other borrowings................................            27           1     4.06%           371          12     6.50%
Total interest-bearing liabilities..............       119,540       3,273     5.52%       105,595       2,815     5.36%
Non-interest-bearing liabilities:...............     ---------     -------               ---------     -------
Non-interest-bearing deposits...................         7,656                               6,841
Other liabilities...............................         1,607                               1,081
Total liabilities...............................       128,803                             113,517
Stockholders' equity............................        11,973                              10,396
Total liabilities and stockholders' equity......     $ 140,776                           $ 123,913
                                                     =========                           =========
Net interest income (1).........................                   $ 2,106                             $ 1,928
                                                                   =======                             =======
Interest rate spread (1)........................                               2.39%                               2.56%
                                                                             ======                             =======
Net interest income as a percent of average
  earning assets (1)............................                               3.10%                               3.22%
                                                                             ======                             =======
Average interest-earning assets to average
  interest-bearing liabilities..................                             114.63%                             114.07%
                                                                             ======                             =======


(1) The yield on tax-exempt securities is computed on a tax-equivalent basis using a tax rate of 34%.

Net interest income represents the difference between interest earned on loans, securities, and other interest-earning assets, and the interest expense associated with the deposits and borrowings that fund them. As seen in the table of average balances, net interest margin on earning assets decreased 12 basis points during the six months ended June 30, 2001 compared to the year earlier period.

American Community Bankshares Inc. earns a majority of income on loans held for investment. Because the yield on loans remained flat during the six months ended June 30, 2001, while deposit costs increased, net margin decreased. However, during the six months ended June 30, 2001, market interest rates began to fall in response to decreases in the federal funds rate. American Community Bankshares Inc. has benefited from these general market rate decreases as liabilities are scheduled to re-price faster than earning assets. The net interest margin was approximately 3.10% during the six months ended December 31, 2000 and June 30, 2001. Therefore, net interest margin appears to have stabilized after falling from 3.49% during calendar year 1999.

Loans are the largest component of earning assets. On average, loans grew $13.7 million over June 30, 2000 and represented 78% of total earning assets. A change in the loan yield generally has the largest impact on net interest income. The yield on total loans increased 2 basis points from 8.46% to 8.48% during the period ended June 30, 2001 compared to June 30, 2000.

Deposits are the largest component of interest-bearing liabilities. The cost of interest-bearing deposits increased 18 basis points from 5.31% to 5.49% during the period ended June 30, 2001 compared to June 30, 2000. Deposit growth kept pace with asset growth during 2001, with wholesale funding from the FHLB and federal funds purchased averaging approximately 11% of total interest-bearing liabilities in 2001 and 2000.

PROVISION FOR LOAN LOSSES

The adequacy of the allowance for loan loses is assessed based upon credit quality, existing and prospective economic conditions and loss exposure by loan type. Management determines the allowance for loan losses based on past loan experience, current economic conditions, composition of the loan portfolio, and the potential for future loss. Accordingly, the amount charged to expense is based on management's evaluation of the loan portfolio. It is American Community Bankshares Inc.'s policy that when available information confirms that specific loans or portions thereof are uncollectable, these amounts are promptly charged off against the allowance. The provision for loan losses was $88,000 and $58,000 during the six months ended June 30, 2001 and 2000, respectively.

The allowance for loan losses as a percentage of gross loans held for investment was 1.22% and 1.13% at June 30, 2001 and 2000, respectively. As shown in the table of allowance activity below, net loan charge-offs during 2001 and 2000 were largely insignificant. The following table summarizes the activity in American Community Bankshare Inc.'s allowance for loan losses during each of the six month periods ending June 30.


                                                                                     ------------------------
                                                                                         2001        2000
                                                                                     ----------- ------------
                                                                                       (Dollars in thousands)
Balance at beginning of period......................................................    $1,222       $1,060
Provision for losses................................................................        88           58
Charge-offs.........................................................................      (15)            0
Recoveries..........................................................................         2           15
Balance at end of period............................................................    $1,297       $1,133
                                                                                        ======       ======

Net charge-offs (recoveries) as a percentage of average loans outstanding...........     0.01%        -0.02%
                                                                                        =====        ======
Ratio of allowance to total loans held for investment at end of period..............     1.22%         1.13%
                                                                                        =====        ======
Ratio of allowance to total non-performing assets...................................      455%       n/a
                                                                                        =====

Management believes this provision for identified and possible loan losses is appropriate in light of current and expected economic conditions the geographic and industry mix of the loan portfolio, and other risk related factors. However, although management believes that American Community Bankshare Inc.'s present level of allowance for loan losses is adequate, there can be no assurance that future adjustments to the allowance will not be necessary, which could adversely affect American Community Bankshares Inc.'s results of operations.

NON-INTEREST INCOME

Noninterest income increased $342,000, or 246% during 2001 compared to 2000. However, excluding the effect of gain on sales of loans, noninterest income grew $14,000, or 9%. The majority of this increase was due to an additional $12,000 in service fees on deposit accounts. This increase in service fees corresponds with the percentage increase in non-interest bearing deposit accounts from which much of the fees are derived.

Gain on sales of loans during the six months ended June 30, 2001 increased $328,000, or nearly five times the gain from loan sales during the year earlier period. The declining overall interest rate environment occurring during the six months ended June 30, 2001 (the federal funds rate decreased 275 basis points during this period) greatly increased customer desire to refinance at significantly lower long-term mortgage interest rates. Because American Community Bankshares Inc. sells all long-term fixed rate mortgage products to the secondary market, this increased refinancing activity has increased the American Community Bankshare Inc.'s gain from loan sales.

NON-INTEREST EXPENSE

The sharp decrease in overall interest rates and subsequent refinancing activity has decreased the value of the Bank's retained mortgage loan servicing rights. Many of the loans originated during calendar 2000 on which a mortgage servicing right was recorded during 2000 are now being refinanced. In fact, approximately 58% of all long-term fixed rate mortgage loan principal sold during the year ended December 31, 2000 has been refinanced or paid down during the first six months of 2001. Because refinancing activity is occurring greater than anticipated, a provision for a mortgage servicing right valuation allowance of $145,000 was recorded during the six months ended June 30, 2001.

During June 2001, American Community Bankshares Inc.'s granted 2,850 stock options at an exercise price less than the current fair value of the American Community Bankshares Inc.'s stock. Gross compensation expense of $158,598 was recorded before a tax benefit of $53,924. Net income decreased $104,674 as a result of granting these stock options.

Excluding the provision for mortgage servicing right value allowance and compensation expense associated with the grant of stock options, total noninterest expense for 2001 grew $187,000 (19%) from $976,000 during the six months ended June 30, 2000 to $1,163,000 during the six months ended June 30, 2001. The majority of the increase was due to higher compensation and employee benefits of $95,000 during 2001 compared to 2000 (an increase of 18%). Other significant expenses contributing to the increase were professional fees, up $11,000 and office supplies, up $14,000. Employee compensation and occupancy expenses continued to represent approximately 73% of total noninterest expenses. This relationship was expected as American Community Bankshares Inc. continues to operate 2 banking locations with a similar number of employees. Excluding the provision for mortgage servicing right valuation allowance and compensation expense associated with the grant of stock options, noninterest expenses as a percent of average assets increased from 1.58% during 2000 to 1.67% during 2001.

FINANCIAL CONDITION

         OVERVIEW

American Community Bankshares Inc.'s total assets grew $4.5 million, or 3.2% during the six months ended June 30, 2001, compared to growth of $15.5 million, or 13.3% during the comparable year earlier period. During this same period during 2001, loans held for investment grew $763,000 while interest bearing deposits and federal funds grew $2,617,000. During 2000, the loans held for investment grew $13,904,000 while interest bearing deposits and federal funds grew $1,145,000. These changes in assets were funded primarily by increases in deposit liabilities of $4,121,000 and $12,678,000 in 2001 and 2000, respectively.

         LOANS HELD FOR INVESTMENT

         The following table sets forth the composition of American Community Bankshare Inc.' portfolio of loans held for investment as of June 30 for each of the years indicated.


                                                                          --------------------------------------------------
                                                                                     2001                       2000
                                                                          ------------------------ -------------------------
                                                                              AMOUNT          %         AMOUNT          %
                                                                                         (Dollars in thousands)
Real estate loans:
Residential real estate mortgage loans...............................       $ 18,751        17.7%      $ 19,366       19.3%
Construction loans...................................................          5,386         5.1%         4,021        4.0%
Second mortgage and home equity loans................................          8,018         7.0%         6,671        6.7%
Total real estate loans..............................................         32,155        30.4%        30,058       30.0%
Total Consumer loans.................................................          4,325         4.1%         3,831        3.8%
Commercial loans:
Agricultural.........................................................         10,853        10.2%        11,425       11.4%
Commercial real estate...............................................         12,009        11.4%         8,764        8.7%
Commercial...........................................................         46,451        43.9%        46,235       46.1%
Total commercial loans...............................................         69,313        65.6%        66,424       66.2%
                                                                           ---------       -----       --------      -----
Subtotal.............................................................        105,793       100.0%       100,313      100.0%
Net deferred loan fee/costs..........................................            194                        180
Allowance for loan losses............................................        (1,297)                    (1,133)
                                                                           ---------                   --------
Total loans held for investment......................................      $ 104,690                   $ 99,360
                                                                           =========                   ========

American Community Bankshares Inc. experienced gross loan growth of $832,000 during the six months ended June 30, 2001, or 0.8% over December 31, 2000. This followed a period of significant loan growth during calendar 2000. Loan growth the six months ended June 30, 2000 was $13,956,000 or 16.2% over December 31, 1999. American Community Bankshares Inc. continues to see a growing level of construction loans, as the Bank provides short-term financing followed by long-term fixed rate financing sold to the secondary market.

NON-PERFORMING ASSETS

The allowance for loan losses continued to provide sufficient coverage against non-performing assets at both June 30, 2001 and 2000. The following table contains information regarding American Community Bankshares Inc.'s non-performing assets at June 30:


                                                                                    ---------------------------
                                                                                          2001          2000
                                                                                    ---------------------------
                                                                                       (Dollars in thousands)
Non-accrual loans.................................................................      $   285       $     0
Real estate owned and in judgment.................................................            0             0
Total non-performing assets.......................................................      $   285       $     0
                                                                                        =======       =======

Ratio of non-accrual loans to loans held for investment...........................         0.27%         0.00%
                                                                                        =======       =======
Ratio of total non-performing assets to total assets..............................         0.20%         0.00%
                                                                                        =======       =======
Ratio of total non-performing assets to total allowance for loan and real
  estate losses...................................................................        21.99%         0.00%
                                                                                        =======       =======

Approximately $195,000 of the non accrual loans at June 30, 2001 are collateralized by a first lien on single family homes. Loans are placed on nonaccrual when contractually past due 90 days or more as to interest or principal payments. Previously accrued and uncollected interest on such loans is reversed and income is recorded only to the extent that interest payments are subsequent received and principal is again considered collectable. The amount of additional interest that would have reported as income during 2001 if all loans had been current throughout the year in accordance with their original term would have been approximately $11.

DEPOSIT LIABILITIES

         The following table sets forth the composition of American Community Bankshares Inc.'s deposit liabilities as of June 30 for each of the years indicated.


                                                                   2001                  2000
                                                         ------------------------------------------
                                                           AMOUNT        %        AMOUNT        %
---------------------------------------------------------------------------------------------------
Non-interest bearing checking accounts                    $  8,231      7.1%     $  7,935      7.4%
Interest-bearing checking accounts                           8,176      7.0%        7,766      7.2%
Money market accounts                                       11,875     10.2%       11,989     11.2%
Regular savings accounts                                    21,568     18.6%       20,319     18.9%
Certificates of deposit                                     66,300     57.1%       59,461     55.3%
---------------------------------------------------------------------------------------------------
  Total                                                   $116,150    100.0%     $107,470    100.0%
===================================================================================================

Brokered, jumbo, and national market certificates totaled approximately 50% of total certificate of deposit funding at June 30, 2001 and 2000.

CAPITAL RESOURCES

The Bank is also required to maintain specified amounts of capital pursuant to regulations promulgated by the FDIC. The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory capital category (i.e., as a "well capitalized" institution). At June 30, 2001 and 2000, the Bank's regulatory capital exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional discussion, refer to Note 14 of American Community Bankshares Inc.'s consolidated financial statements for the years ended December 31 included under American Community Bankshares Inc.'s "Financial Statements".


     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999.

RESULTS OF OPERATIONS

         American Community Bankshares, Inc.'s consolidated net income increased slightly from $1,429,000 in 1999 to $1,508,000 in 2000. However, return on average assets decreased from 1.28% in 1999 to 1.16% in 2000. Return on average stockholders' equity also decreased from 15.14% in 1999 to 13.99% in 2000. Basic earnings per share in 2000 were $4.11, on which a dividend of $.30 per share was paid, representing a dividend payout ratio of approximately 7% of earnings. During 1999, basic earnings per share were $3.89 and no dividends were paid. Diluted earnings per share were $3.84 in 2000 and $3.66 in 1999.

NET INTEREST INCOME

         The following table sets forth information regarding the average balances of American Community Bankshares, Inc.'s assets, liabilities, and equity, as well as the interest earned or paid and the average yield or cost of each. The information is based on daily average balances for the years ended December 31, 2000 and 1999.


                                                                                 YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------------
                                                                        2000                                  1999
                                                       --------------------------------------------------------------------------
                                                                                   (Dollars in thousands)
                                                         AVERAGE                      YIELD/    AVERAGE                    YIELD/
                                                         BALANCE      INTEREST         COST     BALANCE      INTEREST       COST
                                                        ---------    ----------      -------   --------      --------     -------
Interest-earning assets:
   Real estate mortgage loans .....................     $ 29,260      $  2,379         8.13%   $ 24,572      $  1,957       7.96%
   Commercial and agricultural loans ..............       64,859         5,694         8.78%     53,392         4,433       8.30%
   Consumer loans .................................        3,689           327         8.86%      3,227           271       8.40%
                                                        --------      --------       ------    --------      --------     ------
     Total loans ..................................       97,808         8,400         8.59%     81,191         6,661       8.20%

Investment securities - Taxable ...................       22,754         1,407         6.18%     22,611         1,356       6.00%
Investment securities - Tax-exempt(1) .............        2,605           182         6.98%      2,512           161       6.41%
Interest-bearing deposits with banks and
  Federal funds sold ..............................        1,667            95         5.70%      1,290            55       4.26%
Other earning assets ..............................          620            51         8.23%        472            48      10.17%
                                                        --------      --------       ------    --------      --------     ------
     Total interest-earning assets ................      125,454        10,135         8.08%    108,076         8,281       7.66%
Non-interest-earning assets:
   Office properties and equipment ................        1,184                                  1,219
   Other assets ...................................        3,010                                  2,454
                                                        --------                               --------
     Total assets .................................     $129,648                               $111,749
                                                        ========                               ========
Interest-bearing liabilities:
   Regular savings accounts .......................     $ 21,662     $    894          4.13%   $ 33,702      $  1,396       4.14%
   Checking accounts - Interest-bearing ...........        7,305          351          4.80%      5,950           228       3.83%
   Money market accounts ..........................       10,638          542          5.09%      6,711           289       4.31%
   Certificates of deposit ........................       58,318        3,648          6.26%     36,352         1,991       5.48%
                                                        --------     --------        ------    --------      --------     ------
     Total interest-bearing deposits ..............       97,923        5,435          5.55%     82,715         3,904       4.72%
FHLB advances .....................................       11,658          693          5.94%      9,448           508       5.38%
Other borrowings ..................................          746           46          6.17%      1,839            99       5.39%
                                                        --------     --------        ------    --------      --------     ------
     Total interest-bearing liabilities ...........      110,327        6,174          5.60%     94,002         4,511       4.80%
Non-interest-bearing liabilities:
   Non-interest-bearing deposits ..................        7,263                                  6,781
   Other liabilities ..............................        1,276                                  1,526
                                                        --------                               --------
     Total liabilities ............................      118,866                                102,309
Stockholders' equity ..............................       10,782                                  9,440
                                                        --------                               --------
     Total liabilities and stockholders' equity ...     $129,648                               $111,749
                                                        ========                               ========
Net interest income ...............................                  $  3,961                  $  3,770
Interest rate spread...............................                                       2.48%                                2.86%
Net interest income as a percent of average
  Earning assets...................................                                       3.16%                                3.49%
Average interest-earning assets to average
  Interest-bearing liabilities.....................                                     113.71%                              114.97%

(1) The yield on tax-exempt securities is computed on a tax-equivalent basis using a tax rate of 34%

         Net interest income represents the difference between interest earned on loans, securities, and other interest-earning assets, and the interest expense associated with the deposits and borrowings that fund them. As seen in the table of average balances, net interest margin on earning assets decreased 33 basis points during 2000, from 3.49% to 3.16%. Net interest rate spread showed a similar decrease of 38 basis points during 2000, from 2.86% to 2.48%.

         During 2000, the higher interest rate environment (compared to 1999) increased American Community Bank's average cost of funds by 80 basis points from 4.80% to 5.60%. Growth in certificate of deposit balances represent nearly all of 2000 asset growth and represent nearly 53% of American Community Bankshares, Inc.'s total interest bearing liabilities. The average rate paid on certificates of deposit increased by 78 basis points to 6.26%, while yield on interest earning assets increased by 42 basis points, from 7.66% to 8.08%. Because much of the certificate of deposit funding is from non-core sources, the higher cost and rate sensitivity of these funds resulted in a decrease in net interest margin.

         Loans are the largest component of interest earning assets. On average, outstanding loan balance increased by $16.6 million and represented 78% of total interest earning assets. Changes in the loan yield generally have the largest impact on changes in net interest income. The average yield on total loans outstanding increased 39 basis points from 8.20% to 8.59% from 1999 to 2000.

         Deposits are the largest component of interest-bearing liabilities. Deposit growth kept pace with asset growth during calendar 2000, with wholesale funding from the FHLB and federal funds purchased averaging nearly 12% of total interest-bearing liabilities in 2000 and 1999.

         The following table sets forth the effects of changing rates and volumes on net interest income of American Community Bankshares, Inc. for the periods indicated. Information is provided with respect to (i) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume), (ii) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate), (iii) changes attributable to combined effects of rate and volume (changes in rate multiplied by changes in volume), and (iv) the net change in interest income.


                                                                          YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------------------------------
                                                     2000 COMPARED TO 1999                      1999 COMPARED TO 1998
                                            ------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)
                                                      INCREASE (DECREASE)                         INCREASE (DECREASE)
                                                                    RATE/                                       RATE/
                                              RATE      VOLUME     VOLUME       NET       RATE      VOLUME     VOLUME       NET
                                            -------    -------    -------    -------    -------    -------    -------    -------
Interest-earning assets:
Real estate mortgage loans ..............   $    42    $   372    $     8    $   422    $   (33)   $   302    $    (6)   $   263
Commercial and agricultural loans .......       256        952         53      1,261       (152)       848        (33)       663
Consumer loans ..........................        15         39          2         56        (10)        57         (3)        44
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total loans .............................       313      1,363         63      1,739       (195)     1,207        (42)       970
Investment securities - Taxable .........        41          9          1         51       (143)       219        (25)        51
Investment securities - Tax-exempt(1) ...        14          6          1         21         11          5          1         17
Interest-bearing deposits with banks ....        19         16          5         40        (10)       (28)         3        (35)
Other earning assets ....................        (9)        15         (3)         3         24         (9)        (5)        10
                                            -------    -------    -------    -------    -------    -------    -------    -------
Total net change in income on
  interest-earning assets ...............       378      1,409         67      1,854       (313)     1,394        (68)     1,013
                                            =======    =======    =======    =======    =======    =======    =======    =======
Interest-bearing liabilities:
Interest-bearing deposits ...............       687        718        126      1,531       (413)       467        (48)         6
FHLB advances ...........................        53        119         13        185         (8)       139         (3)       128
Other borrowings ........................        14        (59)        (8)       (53)        (2)        89         (9)        78
                                            -------    -------    -------    -------    -------    -------    -------    -------


Total net change in expense on
  interest-bearing liabilities...........       754        778        131      1,663       (423)       695        (60)       212
                                            -------    -------    -------    -------    -------    -------    -------    -------
Net change in net interest income........   $  (376)   $   631    $   (64)   $   191    $   110    $   699    $    (8)   $   801
                                            =======    =======    =======    =======    =======    =======    =======    =======

(1) The yield on tax-exempt securities is computed on a tax-equivalent banks average tax rate of 34%.

         The table of rate and volume changes indicates that net interest income grew primarily because gross interest income on the 16% increase in interest-earning assets in 2000 outpaced the net negative effect of the higher interest rates paid on interest-bearing liabilities. However, because the cost of funding earning assets increased more than the increase in yield on earning assets, net interest income on additional earning assets added during 2000 was less profitable than earning asset growth during 1999.

PROVISION FOR LOAN LOSSES

         The adequacy of the allowance for loan losses is assessed based upon credit quality, existing and prospective economic conditions and loss exposure by loan type. Management determines the allowance for loan losses based on past loan experience, current economic conditions, composition of the loan portfolio, and the potential for future loss. Accordingly, the amount charged to expense is based on management's evaluation of the loan portfolio. It is American Community Bankshares, Inc.'s policy that when available information confirms that specific loans or portions thereof are uncollectable, these amounts are promptly charged off against the allowance. The provision for loan losses was $158,000 in 2000 and $129,000 in 1999.

         The allowance for loan losses as a percentage of gross loans held for investment was 1.16% and 1.23% at December 31, 2000 and 1999, respectively. As shown in the table of allowance activity below, net loan charge-offs during 2000 and 1999 were largely insignificant. The following table summarizes the activity in American Community Bankshares, Inc.'s allowance for loan losses during each of the years indicated.


                                                                                           At December 31,
                                                                                      -------------------------
                                                                                          2000          1999
                                                                                      -------------------------
                                                                                        (Dollars in thousands)
Balance at beginning of period..................................................         $1,060        $  947
Provision for losses............................................................            158           129
                                                                                         ------        ------
Charge-offs:
   Real estate mortgage loans...................................................             --            10
   Commercial and agricultural loans............................................
   Consumer loans...............................................................             10             9
                                                                                         ------        ------
     Total loans charged-off....................................................             10            19
   Recoveries (primarily consumer loans)........................................             14             3
                                                                                         ------        ------
     Charge-offs net of recoveries..............................................             (4)           16
                                                                                         ------        ------
Balance at end of period........................................................         $1,222        $1,060
                                                                                         ======        ======
Net charge-offs as a percentage of average loans outstanding....................           0.00%         0.02%
Ratio of allowance to total loans held for investment at end of period..........           1.16%         1.23%
Ratio of allowance to total non-performing assets...............................           6789%         2650%

         The following table shows American Community Bankshares, Inc.'s total allowance for loan losses and the allocation to the various loan categories as of December 31 for each of the years indicated.


                                                                       ----------------------------------------------
                                                                               2000                      1999
                                                                       ----------------------------------------------
                                                                                    (Dollars in thousands)

                                                                        AMOUNT        %            AMOUNT        %
                                                                       -------     ------         -------      -----
Real estate mortgage loans...................................          $   273       0.86%         $  184       0.74%
Commercial and agricultural loans............................              915       1.33%            847       1.46%
Consumer loans...............................................               34       0.84%             29       0.83%
                                                                       -------     ------         -------      -----
     Total allowance for loan losses.........................          $ 1,222       1.16%        $ 1,060       1.23%
                                                                       =======     ======         =======      =====

         The amounts in the preceding table are expressed as a percentage of gross loans outstanding for each loan category. The total allowance is expressed as a percent of net loans held for investment.

         Management believes this allocation is appropriate in light of current and expected economic conditions, the geographic and industry mix of the loan portfolio, and other risk-related factors. Although management believes that American Community Bankshares, Inc.'s present level of allowance for loan losses is adequate, there can be no assurance that future adjustments to the allowance will not be necessary, which could adversely affect American Community Bankshares, Inc.'s results of operations.

NON-INTEREST INCOME

         Non-interest income decreased $118,000, or 18%, during 2000 compared to 1999. However, excluding the effect of gain on sales of loans, non-interest income grew $59,000, or 24%. The majority of this increase was due to an additional $27,000 in service fees on deposit accounts. Gain on sales of loans during 2000 decreased $175,000, or 42%, from 1999. The rising interest rate environment prevalent during the majority of 2000 reduced long-term mortgage refinancings which resulted in decreased sales of American Community Bankshares, Inc.'s secondary market loan product. However, customers that did obtain a long-term mortgage product during 2000 were less interest rate sensitive, which increased the gain on the loan sale relative to loan principal sold. Gain on sales of loans, as a percentage of loan principal sold was 1.82% during 2000 compared to 1.29% during 1999.

NON-INTEREST EXPENSE

         Total non-interest expense for 2000 remained constant at $2,045,000 compared to $2,046,000 in 1999. If the provision for mortgage servicing right valuation allowance is excluded, non-interest expense decreased $30,000, or 1.5%, compared to 1999. Employee compensation and occupancy expense were approximately 72% of total non-interest expense, compared to 71% of total non-interest expense during 1999. Non-interest expense as a percent of average assets decreased from 1.83% during 1999 to 1.58% during 2000. Because American Community Bankshares, Inc. continued to increase average assets while operating with the same number of banking locations and a similar employee base, it is expected that operating expense efficiency will continue to improve.

FINANCIAL CONDITION

         OVERVIEW

         American Community Bankshares, Inc.'s total assets grew $22,339,000, or 19.2%, during 2000, compared to growth of $9,095,000, or 8.5%, during 1999. Loans held for investment grew $18,472,000 and $11,517,000 in 2000 and 1999, respectively, making up the majority of total asset growth. This asset and loan growth was funded primarily by increases in deposit liabilities of $17,236,000 and $8,411,000 in 2000 and 1999, respectively.

         INVESTMENT SECURITIES

         The investment securities portfolio is intended to provide liquidity, flexible asset/liability management and a source of stable income. Securities of $3.1 million were pledged to secure public deposit liabilities at December 31, 1999. No securities were pledged at December 31, 2000. The following table sets forth the composition of

American Community Bankshares, Inc.'s investment securities portfolios as of December 31 for each of the years indicated.


                                                               -------------------------------------------------------------
                                                                            2000                                1999
                                                               -------------------------------------------------------------
                                                                                     (Dollars in thousands)
                                                                AMORTIZED           FAIR            AMORTIZED          FAIR
                                                                   COST             VALUE              COST            VALUE
                                                                 -------           -------           -------          -------
Available for sale:
   Obligations of U.S. Treasury and agencies ..............      $ 6,802           $ 6,765           $ 7,803          $ 7,600
   Municipal securities ...................................          205               214
                                                                 -------          --------
     Total available for sale .............................      $ 7,007           $ 6,979           $ 7,803          $ 7,600
                                                                 =======           =======           =======          =======
Held for investment:
   Obligations of U.S. Treasury and agencies ..............      $ 8,451           $ 8,538           $ 6,341          $ 6,202
   Municipal securities ...................................        3,248             3,254             3,500            3,426
   Mortgage-backed securities .............................        7,676             7,568             8,226            7,996
                                                                 -------           -------           -------          -------
     Total held for investment ............................       19,375            19,360            18,067           17,624
                                                                 -------           -------           -------          -------
     Total investment securities ..........................      $26,382           $26,339           $25,870          $25,224
                                                                 =======           =======           =======          =======
Weighted-average yield (1) ................................         6.23%                               6.10%
                                                                 =======                             =======

(1) Includes the yield on tax-exempt securities computed on a tax-equivalent basis using a tax rate of 34%

         American Community Bankshares, Inc.'s Nevada investment subsidiary held net book value of approximately $22 million in investment securities and $13 million of loans held for investment at December 31, 2000. Use of the Nevada subsidiary to manage this portion of the investment portfolio reduced Wisconsin income tax expense by approximately $125,000 and $65,000 in 2000 and 1999, respectively.

         LOANS HELD FOR INVESTMENT

         The following table sets forth the composition of American Community Bankshares, Inc.'s portfolio of loans held for investment as of December 31 for each of the years indicated.


                                                        ----------------------------------------------------------------
                                                                     2000                                1999
                                                        ----------------------------------------------------------------
                                                                             (Dollars in thousands)
                                                         AMOUNT                 %               AMOUNT             %
                                                        ---------          ---------          ---------        ---------
Real estate loans:
   Residential real estate mortgage loans..........     $  18,701               17.8%         $  17,291             20.0%
   Construction loans..............................         5,096                4.9%             2,156              2.5%
   Second mortgage and home equity loans...........         8,120                7.7%             5,574              6.5%
                                                        ---------          ---------          ---------        ---------
     Total real estate loans.......................        31,917               30.4%            25,021             29.0%
                                                        ---------          ---------          ---------        ---------
Total consumer loans...............................         4,067                3.8%             3,479              4.0%
                                                        ---------          ---------          ---------        ---------
Commercial loans:
Agricultural.......................................        11,469               10.9%            11,061             12.8%
Commercial real estate.............................        10,915               10.4%            14,214             16.5%
Commercial.........................................        46,593               44.5%            32,582             37.7%
                                                        ---------          ---------          ---------        ---------
Total commercial loans.............................        68,977               65.8%            57,857             67.0%
                                                        ---------          ---------          ---------        ---------
Net deferred loan fee/costs .......................           188                                   158


Allowance for loan losses .........................        (1,222)          (1,060)
                                                        ---------        ---------
     Total loans held for investment ..............     $ 103,927        $  85,455
                                                        =========        =========
Weighted average contractual rate .................          8.65%            8.23%

         American Community Bankshares, Inc.'s gross loans outstanding increased $18,604,000, or 21.5%, from December 31, 1999 to December 31, 2000. A generally rising interest rate environment limited growth in residential real estate loans held for investment, as mortgage refinancing activity decreased. American Community Bankshares, Inc. sells all long-term fixed-rate loans in the secondary market. The decrease in refinancing of mortgage loans also decreased gains on sales of loans in the secondary market as discussed earlier. Construction loan activity is less sensitive to interest rate increases than existing home mortgage loan refinancings, and construction lending increased $2,940,000 from $2,156,000 at December 31, 1999 to $5,096,000 at December 31, 2000, despite generally higher interest rates.

         Commercial loans, increased $10,712,000, or 23%, during 2000 as compared to 1999. Although the federal funds rate (and therefore the U.S. prime rate) increased 100 basis points during 2000, rate increases on commercial loans were limited to an average of 48 basis points during the year as the result of competition and aggressive rate pricing to maintain market share. This aggressive rate pricing, together with a favorable local economy, resulted in the generation of significant commercial loan volume during 2000. American Community Bankshares, Inc. held 66% to 67% of its gross loans as commercial and agricultural loans in both 2000 and 1999.

DEPOSIT LIABILITIES

         The following table sets forth the composition of American Community Bankshares, Inc.'s deposit liabilities as of December 31 for each of the years indicated.


                                                            -----------------------------------------------------------------
                                                                       2000                                  1999
                                                            -----------------------------------------------------------------
                                                                                  (Dollars in thousands)
                                                                               WEIGHTED                              WEIGHTED
                                                                               AVERAGE                               AVERAGE
                                                             AMOUNT              RATE              AMOUNT              RATE
                                                            --------          ---------           --------          ---------
Non-interest bearing checking accounts ................     $  8,417                              $  6,413
Interest-bearing checking accounts ....................        8,668               4.83%             7,126               4.32%
Money market accounts .................................       11,474               5.12%             6,142               4.45%
Regular savings accounts ..............................       18,565               4.10%            29,115               4.13%
Certificates of deposit ...............................       64,905               6.59%            45,997               5.57%
                                                            --------          ---------           --------          ---------
Total .................................................     $112,029               5.40%          $ 94,793               4.58%
                                                            ========          =========           ========          =========

         Prior to 1999, American Community Bankshares, Inc. raised a majority of its deposits through relatively high interest rate regular savings accounts. Because regular savings account holders are generally less interest rate sensitive than certificate of deposit account holders, American Community Bankshares, Inc. has decreased the interest rates paid on these accounts as it sought to improve the net interest margin. As the interest rate paid on regular savings accounts decreased, some individual customers transferred funds to money market accounts, which provided a higher return with more limited ability to withdraw funds. Money market account balances increased $5,332,000 (or 87%) and $1,677,000 (or 38%) during 2000 and 1999, respectively. Regular savings account balances decreased $10,500,000 (or 36%) and $9,126,000 (or 24%) during 2000 and
1999, respectively.

         During 1999 and 2000, the majority of deposit funding came from customers who purchased bank certificates of deposit. Certificates increased $18,907,000 (or 41%) and $15,003,000 (or 48%) during 2000 and 1999, respectively. Jumbo, brokered, and national market certificates of deposit issued by American Community Bankshares, Inc. totaled $31,077,000 and $20,967,000 at December 31, 2000 and 1999, respectively. During 2000,

53% of the increase in certificate of deposit funding and 66% of total increase in deposit liabilities funding came from these non-core deposit funding sources.

         Weighted average deposit rates by type of account generally increased in a manner consistent with the increase in overall market interest rates, except for regular savings accounts (for which rates remained the same or decreased as discussed above).

FHLB ADVANCES AND ALL OTHER BORROWINGS

         American Community Bankshares, Inc. continues to use wholesale funds made available by the Federal Home Loan Bank of Chicago and had FHLB advances outstanding of $13,500,000 and $10,250,000 at December 31, 2000 and 1999,
respectively. FHLB advances are longer term maturity advances, which may or may not allow the FHLB to periodically demand repayment of the advance (a "call" feature). At December 31, 2000, $3,750,000 of outstanding FHLB advances (28% of all FHLB advances outstanding) with a weighted average interest rate of 6.01% could be called by the FHLB for repayment no earlier than February 2001. It is not anticipated that this call feature will have a significant negative impact on American Community Bankshares, Inc.'s ability to fund earning assets in a profitable manner. Unused but available funds remaining on the FHLB line of credit were $1,400,000 and $3,350,000 at December 31, 2000 and 1999,
respectively.

         Short-term advances, such as federal funds purchased, are used to a limited extent on a daily as needed basis. It is American Community Bankshares, Inc.'s general policy to use FHLB advances to fund asset growth with longer-term financing as needed.

         During 2000, American Community Bankshares, Inc. paid its first dividends since beginning operation in 1995. A dividend of $.10 per share was paid for each of the last three quarters of 2000, with the total dividends paid during 2000 representing approximately 7% of net earnings. The Board of Directors approved continuation of payment of dividends during 2001, increasing the quarterly dividend payment by 10% to $.11 per share.

         The following table presents certain information regarding American Community Bankshares, Inc.'s borrowings at or for the years ended December 31, 2000 and 1999.


                                                                                       AT DECEMBER 31,
                                                                                --------------------------
                                                                                     2000           1999
                                                                                --------------------------
                                                                                   (Dollars in thousands)
FHLB advances:
  Average balance outstanding............................................         $ 11,658        $ 9,448
  Maximum amount outstanding at any month-end during the period..........           13,500         10,250
  Balance outstanding at end of period...................................           13,500         10,250
  Average interest rate during the period................................            5.94%          5.38%
  Weighted-average interest rate at the end of period....................            6.14%          5.34%

Federal funds purchased:
   Average balance outstanding...........................................         $    746        $ 1,839
   Maximum amount outstanding at any month-end during the period.........              994          5,178
   Balance outstanding at end of period..................................                -              -
   Average interest rate during the period...............................            6.17%          5.39%
   Weighted-average interest rate at the end of period...................              N/A            N/A

NON-PERFORMING ASSETS

         The allowance for loan losses continued to provide sufficient coverage against non-performing assets at both December 31, 2000 and 1999. American Community Bankshares, Inc.'s approach since beginning operations as a de novo bank in 1995 has been to originate high quality loans and to monitor those loans on a frequent basis. This approach has allowed American Community Bankshares, Inc. to have relatively low levels of nonaccrual and other non-performing assets. The following table contains information regarding American Community Bankshares, Inc.'s non-performing assets at December 31:


                                                                                  AT DECEMBER 31,
                                                                               ---------------------
                                                                                   2000      1999
                                                                               ---------------------
                                                                               (Dollars in thousands)
Non-accrual loans:
   Real estate mortgage loans.................................................     $ 12       $  -
   Commercial and agricultural loans..........................................        -          -
   Consumer loans.............................................................        6          -
   Total non-accrual loans....................................................       18          -
                                                                                   ----       ----
   Real estate owned and in judgment..........................................        -         40
                                                                                   ----       ----
   Total non-performing assets................................................       18         40
                                                                                   ====       ====

   Ratio of non-accrual loans to loans held for investment....................     0.02%      0.00%
   Ratio of total non-performing assets to total assets.......................     0.01%      0.03%
   Ratio of total non-performing assets to total allowance for loan and real
     estate losses............................................................     1.47%      3.77%

         Loans are placed on nonaccrual when contractually past due 90 days or more as to scheduled interest or principal payments. Previously accrued and uncollected interest on such loans is reversed and income is recorded only to the extent interest payments are subsequently received and principal is again considered collectable. The amount of additional interest that would have been reported as income during 2000 if all loans had been current throughout the year in accordance with their original terms would not have been significant.

CAPITAL RESOURCES

         American Community is also required to maintain specified amounts of capital pursuant to regulations promulgated by the Wisconsin Department of Financial Institutions and the FDIC. The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory capital category (i.e., as a "well capitalized" institution). At December 31, 2000, the Bank's regulatory capital exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well capitalized" institution. For additional discussion, refer to Note 14 of American Community Bankshares, Inc.'s consolidated financial statements included under "American Community Bankshares, Inc. Financial Statements."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT AMERICAN COMMUNITY BANKSHARES, INC.'S MARKET RISK

         American Community Bankshares, Inc.'s asset/liability management process provides a unified approach to management of liquidity, capital, and interest rate risk, and is intended to provide adequate funds to support the borrowing requirements and deposit flow of its customers. Management's overall strategy is to coordinate the volume of rate sensitive assets and liabilities to minimize the impact of interest rate movement on the net interest margin.

         The following table summarizes American Community Bankshares, Inc.'s gap as of December 31, 2000.


                                             ---------------------------------------------------------------------------------
                                                             91-180         181-365                      BEYOND
                                               90 DAY         DAYS            DAYS        1-5 YEARS      5 YEARS       TOTAL
                                             ---------------------------------------------------------------------------------
                                                                            (Dollars in thousands)
Loans held for investment ..............     $ 19,220       $ 12,968       $ 18,477       $ 50,303      $  4,181      $105,149
Securities and FHLB stock ..............          240            611          1,877         13,774        10,540        27,042
Fed. Funds and other ...................        1,866             --             --             --            --         1,866
                                             --------       --------       --------       --------      --------      --------

Subtotal ...............................     $ 21,326       $ 13,579       $ 20,354       $ 64,077      $ 14,721      $134,057
                                             --------       --------       --------       --------      --------      --------

Cumulative rate sensitive assets .......     $ 21,326       $ 34,905       $ 55,259       $119,336      $134,057
                                             --------       --------       --------      ---------     ---------

<$100 CDs and other time
deposits ...............................     $ 12,007       $  7,843       $ 18,498       $ 11,481      $    145      $ 49,974
Money market accounts ..................        2,869                         2,869          5,737            --        11,475
Regular savings ........................        4,641                         4,641          9,283            --        18,565
NOW accounts ...........................        2,167                         2,167          4,333            --         8,667
$100 & over CDs ........................        6,137          2,727          4,127          1,940            --        14,931
FF purchased & other borrowed funds ....        6,950             --             --          5,050         1,500        13,500
                                             --------       --------       --------       --------      --------      --------

Subtotal ...............................     $ 34,771       $ 10,570       $ 32,302       $ 37,824      $  1,645      $117,112
                                             --------       --------       --------       --------      --------      --------

Cumulative rate sensitive liabilities...     $ 34,771       $ 45,341       $ 77,643       $115,467      $117,112
                                             --------       --------       --------      ---------     ---------


Rate sensitivity gap ...................     $(13,445)      $  3,009       $(11,948)      $ 26,253      $ 13,076

Cumulative rate sensitivity gap ........     $(13,445)      $(10,436)      $(22,384)      $  3,869      $ 16,945

Cumulative gap ratio ...................         61.3%          77.0%          71.2%         103.4%        114.5%

         Deposit growth is the primary source of liquidity. Deposits comprised 89% of total funding sources at December 31, 2000 and 90% at December 31, 1999. Wholesale funding from the Federal Home Loan Bank represents the balance of American Community Bankshares, Inc.'s total funding needs. The primary wholesale funding sources utilized and available to American Community Bankshares, Inc. are FHLB advances, federal funds purchased, and brokered CDs. American Community Bankshares, Inc. does not purchase separate derivative contracts to reduce interest rate risk on increase net income.

         A significant portion of consumer deposits do not re-price or mature on a contractual basis. These deposit balances and rates are considered to be core deposits, since the balances are generally not susceptible to significant interest rate changes. American Community Bank's Asset/Liability Committee distributes these deposits over a number of periods to reflect those portions of such accounts that are expected to re-price fully with market rates over the simulation period. The assumptions are based on historical experience with American Community's individual markets and customers and include projections for how management expects to continue to price these deposits in response to marketplace changes. The Asset/Liability Committee uses financial modeling techniques that measure interest rate risk. Policies established by the Asset/Liability Committee are intended to limit the exposure of earnings to interest rate risk. The previous table reflects a negative gap position in the 90 day and 181 to 365 day positions. The cumulative one-year gap ratio was 71.2%. This one-year gap ratio fell outside of American Community Bankshares, Inc.'s acceptable range of 80% to 110% one-year gap as stated in its policy for rate sensitivity. To correct this situation, management undertook to lengthen the maturities for interest-sensitive liabilities. As of June 30, 2001, the one-year gap ratio was within the policy range.

    MARKET FOR AMERICAN COMMUNITY BANKSHARES, INC. STOCK AND RELATED MATTERS

HOLDERS AND MARKET FOR AMERICAN COMMUNITY BANKSHARES, INC. STOCK

         At September 6, 2001 there were 427,451 shares of American Community Bankshares, Inc. common stock outstanding, and current and former directors and officers of American Community Bankshares, Inc. and American Community held options to acquire an additional 2,619 shares. There are no classes other than common stock outstanding. As of that date, there were approximately 159 holders of record of American Community Bankshares, Inc. stock. The number of beneficial owners of American Community Bankshares, Inc. stock is not known, but management believes the number of record holders closely approximates the number of beneficial owners.

         There is no established public trading market in American Community Bankshares, Inc. stock, nor is there any source of published bid or ask quotations for the stock. Transactions in American Community Bankshares, Inc. stock are limited and sporadic and occur at prices which may or may not be disclosed to American Community Bankshares, Inc.'s management.

DIVIDENDS

    BENEFICIAL OWNERSHIP OF AMERICAN COMMUNITY BANKSHARES, INC. COMMON STOCK

OWNERSHIP OF AMERICAN COMMUNITY BANKSHARES, INC. MANAGEMENT

         The following table sets forth the amount of American Community Bankshares, Inc. common stock which is deemed beneficially owned on the record date for the American Community Bankshares, Inc. special meeting by each of the directors and executive officers of American Community Bankshares, Inc. and all directors and executive officers as a group.


Edwin J. Zagzebski                                  11,760                      2.75%
Richard A. Price                                    29,950                      7.01%
George D. Wolff III                                 24,154                      5.65%
Thomas E. Kraemer                                   22,619                      5.29%
Charles G. Rusch                                    25,363(1)                   5.90%
All directors and executive officers
as a group (5 persons)                             113,851(2)                  28.12%

         (1) Includes options to acquire 2,619 shares exercisable within 60 days, 17,500 shares over which Mr. Rusch exercises voting control as a profit sharing plan trustee, and 1,000 shares over which Mr. Rusch exercises voting control as President of Volm Bag Company, Inc.
         (2) Includes options exercisable within 60 days to acquire 27,596 shares.

OTHER BENEFICIAL HOLDERS

         The following table sets froth, as of the record date for the American Community Bankshares, Inc. special meeting, information concerning persons known to management of American Community Bankshares, Inc. to be the beneficial owners of more than 5% of the outstanding shares of American Community Bankshares, Inc. stock (other than directors or executive officers of American Community Bankshares, Inc.)

NAME AND TITLE                         SHARES OF COMMON            PERCENT
--------------                     STOCK BENEFICIALLY OWNED       OF CLASS
                                   ------------------------       --------


Eileen M. Goggins (1)                       22,619                     5.95%
Robert W. Wolff (1)                         22,619                     5.95%

         (1)      A director of American Community Bank.


                                  LEGAL MATTERS

         The validity of the shares of First Federal Capital Corp common stock offered by this Proxy Statement/Prospectus will be passed upon for First Federal Capital Corp by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

                                     EXPERTS

         The consolidated financial statements of First Federal Capital Corp at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 appearing in this registration statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of American Community Bankshares, Inc. at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 appearing in this registration statement have been audited by Wipfli Ullrich Bertelson LLP, independent auditors, as set forth in their report hereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 [WIPFLI LOGO]


                          Independent Auditor's Report



Board of Directors
American Community Bankshares, Inc.
Wausau, Wisconsin


We have audited the accompanying consolidated statements of financial condition of American Community Bankshares, Inc. and Subsidiary as of December 31, 2000, 1999, and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Community Bankshares, Inc. and Subsidiary at December 31, 2000, 1999, and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Wipfli Ullrich Bertelson LLP


February 1, 2001
Wausau, Wisconsin

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               WAUSAU, WISCONSIN

                                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998























Refer to accompanying notes to audited consolidated financial statements.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               WAUSAU, WISCONSIN

                                            CONSOLIDATED STATEMENT OF OPERATIONS
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

























Refer to accompanying notes to audited consolidated financial statements.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               WAUSAU, WISCONSIN

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                           ACCUMULATED
                                                           ADDITIONAL                       NON-OWNER
                                           COMMON           PAID-IN          RETAINED      ADJUSTMENTS
                                            STOCK           CAPITAL          EARNINGS       TO EQUITY         TOTALS
                                         ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997 .........     $ 7,324,400      $    10,450      $   420,031     $     7,663      $ 7,762,544

Sale of common stock ...............          15,000                                                             15,000
                                                                                                            -----------
Comprehensive income:
Net income .........................                                         1,021,025                        1,021,025
Securities valuation adjustment,
  net of income taxes ..............                                                            29,292           29,292
                                                                                                            -----------

Net income and non-owner
  adjustment to equity .............                                                                          1,050,317

BALANCE, DECEMBER 31, 1998 .........       7,339,400           10,450        1,441,056          36,955        8,827,861

Comprehensive income:
Net income .........................                                         1,429,339                        1,429,339
Securities valuation adjustment,
  net of income taxes ..............                                                          (164,251)        (164,251)
                                                                                                            -----------

Net income and non-owner
  adjustment to equity .............                                                                          1,265,088

BALANCE, DECEMBER 31, 1999 .........       7,339,400           10,450        2,870,395        (127,296)      10,092,949

Comprehensive income:
Net income .........................                                         1,507,562                        1,507,562
Securities valuation adjustment,
  net of income taxes ..............                                                           110,803          110,803
                                                                                                            -----------

Net income and non-owner
  adjustment to equity .............                                                                          1,618,365
                                                                                                            -----------

Dividends paid ($.30 per share) ....                                          (110,091)                        (110,091)
                                                                           -----------                      -----------

BALANCE, DECEMBER 31, 2000 .........     $ 7,339,400      $    10,450      $ 4,267,866     $   (16,493)     $11,601,223
                                         ===========      ===========      ===========     ===========      ===========

Refer to accompanying notes to audited consolidated financial statements.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               WAUSAU, WISCONSIN

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998




























Refer to accompanying notes to audited consolidated financial statements.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               WAUSAU, WISCONSIN

                                            CONSOLIDATED STATEMENTS OF CASH FLOW
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                           ------------------------------------------------
                                                                               2000              1999              1998
                                                                           ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ........................................................     $  1,507,562      $  1,429,339      $  1,021,025
   Adjustments to reconcile net income to net cash provided
   by operations:
     Provision for depreciation and net amortization .................          272,153           293,968           249,253
     Provision (benefit) for deferred income taxes ...................          (50,000)           86,000            19,000
     Proceeds from sales of loans held for sale ......................       13,265,107        32,439,556        68,877,276
     Originations of loans held for sale .............................      (13,339,290)      (31,353,830)      (68,784,541)
     Gain on sales of loans ..........................................         (236,680)         (412,326)         (816,275)
     Loss on sale of equipment .......................................              578                 -             5,257
     Loss on sale of other real estate ...............................           29,901                 -                 -
     Provision for loan losses .......................................          157,500           129,000           225,000
     Provision for mortgage servicing right valuation allowance ......           44,128            14,740           157,816
     FHLB stock dividends ............................................          (44,400)                -                 -
     Increase in accrued interest receivable .........................         (240,304)          (73,749)         (119,249)
     (Increase) decrease in other assets .............................          (94,802)          153,119           (97,887)
     Increase (decrease) in accrued interest and other liabilities ...          404,812           174,095          (213,174)
                                                                           ------------      ------------      ------------

Net cash provided by operations ......................................        1,676,265         2,879,912           523,501
                                                                           ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease in interest-bearing deposits with banks
     and money market funds ..........................................         (675,936)          842,477            26,638
   Net increase in federal funds sold ................................       (1,149,000)                -                 -
   Purchases of securities available for sale ........................         (335,400)         (517,500)       (9,897,656)
   Purchases of securities held to maturity ..........................       (4,081,767)       (5,880,791)      (12,059,651)
   Proceeds from maturities of securities available for sale .........        1,000,000         3,402,410        11,697,534
   Proceeds from maturities of securities held to maturity ...........        2,775,596         3,478,685         4,499,556
   Net increase in loans held for investment .........................      (18,653,926)      (11,646,387)      (14,296,025)
   Purchase of office properties and equipment .......................         (184,415)         (169,651)         (248,686)
                                                                           ------------      ------------      ------------

Net cash used by investing activities ................................      (21,304,848)      (10,490,757)      (20,278,290)
                                                                           ------------      ------------      ------------


Refer to accompanying notes to audited consolidated financial statements.

                                         AMERICAN COMMUNITY BANKSHARES, INC. AND
                                                                      SUBSIDIARY

                               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                    YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                      ------------------------------------------------
                                                                          2000              1999              1998
                                                                      ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposit liabilities ..............................     $ 17,236,212      $  8,410,103      $ 13,831,303
   Increase (decrease) in federal funds purchased ...............                -        (2,929,000)        1,514,000
   Long-term advances from Federal Home Loan Bank ...............        8,450,000         5,200,000         5,750,000
   Repayment of long-term Federal Home Loan Bank advances .......       (5,200,000)       (3,000,000)                -
   Issuance of common stock .....................................                -                 -            15,000
   Dividends paid ...............................................         (110,091)                -                 -
                                                                      ------------      ------------      ------------

Net cash provided by financing activities .......................       20,376,121         7,681,103        21,110,303
                                                                      ============      ============      ============

Net increase in cash and due from banks .........................          747,538            70,258         1,355,514
Cash and due from banks at beginning ............................        1,966,976         1,896,718           541,204
                                                                      ------------      ------------      ------------

Cash and due from banks at end ..................................     $  2,714,514      $  1,966,976      $  1,896,718
                                                                      ============      ============      ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid on deposits and borrowings .....................     $  5,753,737      $  4,351,861         4,342,546
   Income taxes paid ............................................          753,836           614,925           760,937
   Loans charged off ............................................           10,597            18,407            20,195
   Loans originated on sale of other real estate ................           80,000




Refer to accompanying notes to audited consolidated financial statements.

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

American Community Bankshares, Inc. and Subsidiary (the "Corporation") operates American Community Bank (the "Bank"), a full-service financial institution with a primary marketing area including, but not limited to, the greater Wausau, Wisconsin area and Marathon County. It provides a variety of banking products including long-term fixed rate mortgages and the sale of uninsured investment and insurance products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and balances of the Corporation, the Bank and the Bank's investment subsidiary. All significant intercompany balances and transactions have been eliminated.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accounting and reporting policies of the Corporation conform to generally accepted accounting principles and to the general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks." Cash and due from banks includes cash on hand and non-interest-bearing deposits at correspondent banks.

INVESTMENT SECURITIES

Securities are assigned an appropriate classification at the time of purchase in accordance with management's intent. Securities held to maturity represent those securities for which the Corporation has the positive intent and ability to hold to maturity. Accordingly, these securities are carried at cost adjusted for amortization of premium and accretion of discount calculated using the effective yield method. Unrealized gains and losses on securities held to maturity are not recognized in the financial statements.

Trading securities include those securities bought and held principally for the purpose of selling them in the near future. The Corporation has no trading securities.

Securities not classified as either securities held to maturity or trading securities are considered available for sale and reported at fair value determined from estimates of brokers or other sources. Unrealized gains and losses are excluded from earnings, but are reported as accumulated other comprehensive income, net of income tax effects.

Any gains and losses on sales of securities are recognized at the time of sale using the specific identification method.

INTEREST AND FEES ON LOANS

Interest on loans is credited to income as earned. Interest income is not accrued on loans where management has determined collection of such interest doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest deemed uncollectible is reversed and charged against current income. After being placed on nonaccrual status, additional income is recorded only to the extent that payments are received or the collection of principal becomes reasonably assured. Interest income recognition on impaired loans is consistent with the recognition on all other loans (as detailed above).

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. This adjustment to the loan yield is categorized as loans receivable interest income.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Management believes the allowance for loan losses is adequate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. In accordance with current accounting standards, the allowance is provided for losses that have been incurred as of the balance sheet date. The allowance is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the subsidiary Bank to make additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are stated at the lower of amortized cost or estimated fair value. The cost of mortgage servicing rights is amortized over a period of nine years, in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate and the anticipated repayment term of the serviced loans. For purposes of measuring impairment, the rights are stratified by interest rate in the year in which the related mortgage loans were sold. Permanent write-down of the value of the servicing right due to prepayments is recorded in the year principal is prepaid.

LOANS HELD FOR SALE

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method using quoted market prices.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost, net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets varying from 10 to 40 years on buildings, 3 to 10 years on equipment, and 3 years on software.

OTHER REAL ESTATE OWNED

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or its fair value less estimated costs to sell.

EMPLOYEE RETIREMENT PLAN

The Corporation sponsors a defined contribution 401(k) profit-sharing plan which covers substantially all employees. The plan allows for Corporation discretionary contributions.

INCOME TAXES

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability.

STOCK-BASED COMPENSATION

The Corporation accounts for director and executive officer nonqualified stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, the Corporation recognizes no compensation expense related to granting stock options, as no options are granted at a price below the market price on the day of grant.

FAS No. 123, "Accounting for Stock-Based Compensation," which prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application.

EARNINGS PER SHARE

Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share is further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares consist of stock options outstanding under the incentive plans described in Note 13. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the earnings per share computations. The computation of earnings per share for the years ended December 31, 2000, 1999 and 1998, is as follows:

                                   -----------------------------------------------------------------------------------
                                             2000                          1999                          1998
                                   -----------------------------------------------------------------------------------
                                     BASIC         DILUTED         BASIC         DILUTED         BASIC         DILUTED
                                     -----         -------         -----         -------         -----         -------
Net income ...................     $1,507,562     $1,507,562     $1,429,339     $1,429,339     $1,021,025     $1,021,025
                                   ==========     ==========     ==========     ==========     ==========     ==========
Average common
shares issued ................        366,970        366,970        366,970        366,970        366,720        366,720
Potential common
shares issued under stock
options (treasury stock
method) ......................                        25,460                        23,890                        23,035
                                                  ----------                    ----------                    ----------
Average common shares and
potential common shares ......        366,970        392,430        366,970        390,860        366,720        389,755
                                   ==========     ==========     ==========     ==========     ==========     ==========
Earnings per share ...........     $     4.11     $     3.84     $     3.89     $     3.66     $     2.78     $     2.62
                                   ==========     ==========     ==========     ==========     ==========     ==========


FAIR VALUES OF FINANCIAL INSTRUMENTS AND OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments (refer to Note 18 for actual fair value amounts):

Cash and Short-Term Investments: The carrying amounts reported in the consolidated balance sheets for cash and due from banks, interest-bearing deposits with banks, and money market funds approximate the fair value of these assets.

Investment Securities: Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Corporation's repayment schedules for each loan classification. In addition, for impaired loans, marketability and appraisal values for collateral were considered in the fair value determination. The carrying amount of accrued interest approximates its fair value.

Federal Home Loan Bank Stock: FHLB stock held in excess of minimum requirements can be returned to the FHLB for face value. Accordingly, the fair value of all FHLB stock is estimated to be equal to the face amount presented in the Corporation's consolidated statements of financial condition.

Accrued Interest Receivable and Payable: The fair value of accrued interest is equal to the face amount presented in the Corporation's consolidated statements of financial condition.

Mortgage Servicing Rights: Fair values are based on estimated discounted cash flows based on current market rates and anticipated repayment term of the serviced loans.

Deposit Liabilities: The fair value of deposits with no stated maturity, such as demand deposits, NOW accounts, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. Fair value for fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Federal Funds Purchased: The carrying amount reported in the consolidated balances for federal funds purchased approximates fair value.

Federal Home Loan Bank Advances: The fair values of the Corporation's borrowed funds (other than deposits) are estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Off-Balance-Sheet Instruments: The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present credit worthiness of the counter parties. Since this amount is immaterial, no amounts for fair value are presented.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to current year presentation.


NOTE 2    CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, " Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under these SFAS, the Corporation must recognize all material derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value are generally recognized in earnings in the period of the change. The adoption of SFAS No. 133 and No. 138 did not have an impact on the Corporation's financial condition or results of operations.


NOTE 3    CASH AND DUE FROM BANKS

The Corporation is subject to cash reserve requirements of the Federal Reserve System. Cash and due from banks of $121,000 are restricted at December 31, 2000 to meet these reserve requirements.

In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Corporation also maintains cash balances in money market funds. Such balances are not insured. Total uninsured balances were approximately $2,549,000, $1,471,000, and $2,580,000 at December 31, 2000, 1999, and 1998, respectively.

NOTE 4    INVESTMENT SECURITIES

The amortized cost, fair value, and gross unrealized gains and losses for the Corporation's securities are as follows:


                                              AMORTIZED      UNREALIZED      UNREALIZED         FAIR
                                                 COST           GAINS          LOSSES           VALUE
                                             -----------     -----------     -----------     -----------
DECEMBER 31, 2000:
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies .............................     $ 8,451,036     $   106,243     $    20,024     $ 8,537,255
Obligations of states and political
  subdivisions .........................       3,248,376          21,709          16,347       3,253,738
Mortgage-backed securities .............       7,675,787           5,857         112,262       7,569,382
                                             -----------     -----------     -----------     -----------

Totals .................................     $ 9,375,199     $   133,809     $   148,633     $19,360,375
                                             ===========     ===========     ===========     ===========

DECEMBER 31, 1999:
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies .............................     $ 6,340,700     $     1,818     $   140,393     $ 6,202,125
Obligations of states and political
  subdivisions .........................       3,499,778              70          73,508       3,426,340
Mortgage-backed securities .............       8,226,703               -         231,101       7,995,602
                                             -----------     -----------     -----------     -----------

Totals .................................     $18,067,181     $     1,888     $   445,002     $17,624,067
                                             ===========     ===========     ===========     ===========

DECEMBER 31, 1998:
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies .............................     $ 6,608,037     $    54,763     $     3,750     $ 6,659,050
Obligations of states and political
  subdivisions .........................       2,617,604          23,396           1,857       2,639,143
Mortgage-backed securities .............       6,454,779          11,717          35,500       6,430,996
                                             -----------     -----------     -----------     -----------

Totals .................................     $15,680,420     $    89,876     $    41,107     $15,729,189
                                             ===========     ===========     ===========     ===========

                                                                GROSS          GROSS
                                              AMORTIZED      UNREALIZED      UNREALIZED         FAIR
                                                COST            GAINS          LOSSES           VALUE
                                             -----------     -----------     -----------     -----------
DECEMBER 31, 2000:
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies .............................     $ 6,801,733     $     3,268     $    39,621     $ 6,765,380
Obligations of state and political
  subdivisions .........................         205,000           9,061               -         214,061
                                             -----------     -----------     -----------     -----------

Totals .................................     $ 7,006,733     $    12,329     $    39,621     $ 6,979,441
                                             ===========     ===========     ===========     ===========


DECEMBER 31, 1999:
U.S. Treasury securities and obligations
  of  U.S. government corporations and
  agencies .............................     $ 7,803,286               -     $   203,406     $ 7,599,880
                                             ===========     ===========     ===========     ===========


DECEMBER 31, 1998:
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies .............................     $10,798,147     $    55,992               -     $10,854,139
                                             ===========     ===========     ===========     ===========


No securities were sold during the years ended December 31, 2000, 1999, and 1998.

The amortized cost and fair value of debt securities at December 31, 2000, by contractual maturity, are shown below. Contractual maturities will differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              SECURITIES                     SECURITIES
                                           HELD TO MATURITY              AVAILABLE FOR SALE
                                           ----------------              ------------------
                                      AMORTIZED         FAIR          AMORTIZED         FAIR
                                        COST            VALUE            COST           VALUE
                                     -----------     -----------     -----------     -----------
Due in one year or less ........     $ 1,231,645     $ 1,229,879     $ 1,500,000     $ 1,496,500
Due after one year through five
  years ........................       8,571,036       8,653,491       5,301,733       5,268,880
Due after five years through ten
  years ........................       1,896,731       1,907,623         205,000         214,061
Mortgage-backed securities .....       7,675,787       7,569,382               -               -
                                     -----------     -----------     -----------     -----------

Totals .........................     $19,375,199     $19,360,375     $ 7,006,733     $ 6,979,441
                                     ===========     ===========     ===========     ===========


Securities with a book value of $3,100,000 at December 31, 1999 and $1,000,000 at December 31, 1998, were pledged to secure public deposits. No securities were pledged at December 31, 2000.

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost which is equal to par value. Transfer of the stock is substantially restricted.


NOTE 5    LOANS HELD FOR INVESTMENT

The composition of loans held for investment at December 31, is as follows:

The Corporation, in the ordinary course of business, grants loans to its executive officers and directors, including their families and firms in which they are principal owners. All loans to executive officers and directors are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve more than the normal risk of collectibility or present other unfavorable features. The Corporation has a policy of making loans available to nonexecutive officers and employees at interest rates slightly below those prevailing for comparable transactions with other customers. In the opinion of management, such loans do not involve more than the normal risk of collectibility or present other unfavorable features.

Activity in such loans is summarized below:

                                      -----------------------------------------
                                          2000           1999           1998
                                      -----------------------------------------

Loans outstanding, January 1 ......   $ 1,276,271    $ 1,691,639    $ 1,579,468
New loans .........................     3,530,774      4,185,546      8,488,794
Repayments ........................    (2,683,770)    (4,600,914)    (8,376,623)
                                      -----------    -----------    -----------

Loans outstanding, December 31 ....   $ 2,123,275    $ 1,276,271    $ 1,691,639
                                      ===========    ===========    ===========


The allowance for loan losses includes specific allowances related to loans which have been judged to be impaired under current accounting standards (primarily commercial loans). A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent. There were no loans considered to be impaired as defined by current accounting standards at or during the years ended December 31, 2000, 1999, or 1998.

A summary of activity in the allowance for loan losses for the years ended December 31, follows:

                                      -----------------------------------------
                                          2000           1999           1998
                                      -----------------------------------------

Balance at January 1 ..............   $ 1,060,212    $   946,739    $   740,667
Provision for loan losses .........       157,500        129,000        225,000
Loans charged off .................       (10,597)       (18,407)       (20,195)
Recoveries ........................        14,534          2,880          1,267
                                      -----------    -----------    -----------

Balance at December 31 ............   $ 1,221,649    $ 1,060,212    $   946,739
                                      ===========    ===========    ===========



NOTE 6    MORTGAGE SERVICING RIGHTS

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $94,076,233, $88,163,161, and $62,816,367 at December 31, 2000, 1999, and 1998, respectively.

Mortgage servicing rights of $84,913, $300,997, and $342,843 were capitalized in 2000, 1999, and 1998, respectively. Amortization of mortgage servicing rights was $70,124, $49,967, $32,006 in 2000, 1999, and 1998, respectively.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

                                                             -----------------------------------
                                                                2000         1999         1998
                                                             -----------------------------------
Balance, January 1 .......................................   $       -    $  97,663    $       -
Provision for valuation allowance charged to earnings ....      44,128       14,740      157,816
Charge-offs due to prepayment of principal ...............     (20,826)    (112,403)     (60,153)
                                                             ---------    ---------    ---------

Balance, December 31 .....................................   $  23,302    $       -    $  97,663
                                                             =========    =========    =========



NOTE 7    OFFICE PROPERTIES AND EQUIPMENT

An summary of office properties and equipment at December 31, follows:

Depreciation of office properties and equipment charged to operating expenses amounted to $202,323, $208,779, and $202,235 in 2000, 1999, and 1998,
respectively.


NOTE 8    DEPOSIT LIABILITIES

Deposit liabilities at December 31, are summarized as follows:

                                           ------------------------------------------
                                               2000           1999           1998
                                           ------------------------------------------
Checking accounts:
Non-interest-bearing ...................   $  8,417,072   $  6,412,942   $  6,817,620
Interest-bearing .......................      8,667,474      7,125,667      5,864,983
Money market accounts ..................     11,474,131      6,141,647      4,464,455
Regular savings accounts ...............     18,565,158     29,114,834     38,240,684
Certificates and other time deposits ...     64,904,952     45,997,485     30,994,730
                                           ------------   ------------   ------------

Totals .................................   $112,028,787   $ 94,792,575   $ 86,382,472
                                           ============   ============   ============

On December 31, 2000, certificate of deposit and other time deposit accounts have scheduled maturities as follows:

2001...........................................................  $ 51,339,067
2002...........................................................     9,916,542
2003...........................................................     1,971,395
2004...........................................................       898,908
2005...........................................................       633,805
Thereafter.....................................................       145,235
                                                                 ------------
Total..........................................................  $ 64,904,952
                                                                 ============

The aggregate amount of certificates of deposit with individual balances greater than $100,000 totaled $11,996,250, $12,380,594, and $6,789,082 in 2000, 1999,
and 1998, respectively.

Deposits of executive officers and directors and their related interests approximated $2,394,081, $3,423,401, and $4,517,250 at December 31, 2000, 1999,
and 1998, respectively.


NOTE 9    FEDERAL FUNDS PURCHASED

There were no federal funds purchased at December 31, 2000 and 1999. Federal funds purchased were $2,929,000 at December 31, 1998.

The following information relates to federal funds purchased for the years ended December 31:

                                      ----------------------------------------
                                         2000           1999           1998
                                      ----------------------------------------
For the year:
Highest month-end balance .........   $  994,000     $5,178,000     $3,439,000
Daily average balance .............      745,508      1,838,568        354,334
Weighted average rate .............         6.18%          5.39%          5.96%

NOTE 10   FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances at December 31, consisted of the following:

                                                                 ---------------------------------------------
                                                                     2000             1999             1998
                                                                 ---------------------------------------------
5.29%-6.92% FHLB advances, interest payable monthly with
principal due during 2001 ..................................     $ 4,200,000      $   500,000      $         -
5.87%-6.90% FHLB advances, interest payable monthly with
principal due during 2002 ..................................       1,400,000        1,400,000        1,400,000
FHLB advance, interest payable monthly with principal due
during 2002, interest rate equal to .15% above the LIBOR, or
6.51% at December 31, 2000 .................................         500,000                -                -
6.28% FHLB advance, interest payable monthly with
principal due during 2003, callable beginning February
2001 .......................................................       1,250,000                -                -
5.88%-6.54% FHLB advances, interest payable monthly with
principal due during 2003 ..................................       1,150,000          650,000          650,000
6.18% FHLB advance, interest payable monthly with principal
due during 2005, callable beginning February 2001 ..........       1,500,000                -                -
6.08% FHLB advance, interest payable monthly with principal
due during 2005 ............................................       1,000,000                -                -
5.40% FHLB advance, interest payable monthly with principal
due during 2008, callable beginning February 2003 ..........       1,000,000                -                -
4.35%-5.40% FHLB advances, interest payable monthly with
principal due during 2008 ..................................       1,500,000        2,500,000        5,000,000
5.00%-6.02% FHLB advances, interest payable monthly,
repaid during 2000 .........................................               -        5,200,000          500,000
5.9% FHLB advance, interest payable monthly, repaid
during 1999 ................................................               -                -          500,000
                                                                 -----------      -----------      -----------

Totals .....................................................     $13,500,000      $10,250,000      $ 8,050,000
                                                                 ===========      ===========      ===========

Weighted average rate ......................................            6.14%            5.34%            5.32%
                                                                 ===========      ===========      ===========

As a member of the FHLB System, the Corporation had available a line of credit totaling $14,900,000, $13,600,000, and $9,700,000 at December 31, 2000, 1999,
and 1998, respectively. Additional advances on this line of credit of $1,400,000, $3,350,000, and $1,650,000 were available at December 31, 2000,
1999, and 1998, respectively.

The FHLB advances are secured by a blanket lien consisting principally of one-to-four family real estate loans totaling at least $22,500,000 at December 31, 2000.

The scheduled principal maturities are:

2001........................................................... $  4,200,000
2002...........................................................    1,900,000
2003...........................................................    2,400,000
2004...........................................................            -
2005...........................................................    2,500,000
Thereafter.....................................................    2,500,000
                                                                ------------

Total.......................................................... $ 13,500,000
                                                                ============



NOTE 11   INCOME TAXES

The provision for income taxes for the years ended December 31, consisted of the following:

                                          ------------------------------------
                                             2000          1999         1998
                                          ------------------------------------

CURRENT TAX PROVISION:
Federal ................................  $ 766,250     $ 607,925    $ 473,560
State ..................................      5,699        68,352       73,521
                                          ---------     ---------    ---------

Total current ..........................    771,949       676,277      547,081
                                          ---------     ---------    ---------

DEFERRED TAX EXPENSE (BENEFIT):
Federal ................................    (40,000)       68,000       15,000
State ..................................    (10,000)       18,000        4,000
                                          ---------     ---------    ---------

Total deferred .........................    (50,000)       86,000       19,000
                                          ---------     ---------    ---------

Total provision for income taxes .......  $ 721,949     $ 762,277    $ 566,081
                                          =========     =========    =========

Effective income tax rate ..............       32.4%         34.8%        35.7%
                                          =========     =========    =========

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. The significant components of deferred tax assets and deferred tax liabilities at December 31, were as follows:

                                                     ------------------------------
                                                       2000       1999       1998
                                                     ------------------------------
DEFERRED TAX ASSETS:
Allowance for loan losses ........................   $435,000   $370,000   $366,000
Securities valuation allowance ...................     10,799     76,110          -
Other ............................................          -      1,000          -
                                                     --------   --------   --------

Total deferred tax assets ........................    445,799    447,110    366,000
                                                     --------   --------   --------

Deferred tax liabilities:
Mortgage servicing rights ........................    194,000    206,000    115,000
Office properties and equipment depreciation .....     96,000     99,000    117,000
Net deferred loan costs ..........................     74,000     62,000     44,000
Securities valuation allowance ...................          -          -     19,037
FHLB stock dividends .............................     17,000          -          -
                                                     --------   --------   --------

Total deferred tax liabilities ...................    381,000    367,000    295,037
                                                     --------   --------   --------

Net deferred tax assets ..........................   $ 64,799   $ 80,110   $ 70,963
                                                     ========   ========   ========


The Corporation pays state income taxes on individual, unconsolidated net earnings. At December 31, 2000, net operating losses at the parent corporation level of approximately $37,000 existed to offset future state taxable income. These net operating losses will begin to expire in 2013.


NOTE 12   EMPLOYEE RETIREMENT PLAN

The Corporation sponsors a defined contribution 401(k) profit-sharing retirement plan covering substantially all employees. Employees are allowed to make voluntary contributions to the plan up to 15% of gross salary. During 2000, 1999, and 1998, the Corporation contributed $55,928, $52,670, and $50,161 to the discretionary profit-sharing plan, respectively.

NOTE 13   STOCK BASED COMPENSATION

Under the terms of a non-qualified stock option plan, shares of unissued common stock are reserved for options to organizers and key employees of the Corporation at prices not less than the fair value of the shares at the date of the grant. Options expire no later than ten years from the date of the grant. Options granted under the various current stock option agreements become exercisable upon the attainment of certain profitability goals or time limitations.

At December 31, 2000, 2,000 options outstanding were not eligible to be exercised. The following table summarizes information regarding stock options exercisable at December 31, 2000:

EXERCISE PRICES                                                    SHARES
---------------                                                    ------

$20 ............................................................   53,750
$40 ............................................................    3,000

For the years ended December 31, 1998, 1999, and 2000, activity in stock options outstanding was as follows:


                                                         WEIGHTED
                                                          AVERAGE
                                              SHARES       PRICE
                                             -------      ------

JANUARY 1, 1998 ........................      58,750      $20.00
Options exercised ......................        (750)     (20.00)
Options forfeited ......................      (4,250)     (20.00)
                                             -------      ------

DECEMBER 31, 1998 ......................      53,750       20.00
Options granted ........................       5,000      (40.00)
                                             -------      ------

DECEMBER 31, 1999 AND 2000 .............      58,750      $21.70
                                             =======      ======


There were no options granted, forfeited, or exercised during 2000.

As of December 31, 2000, 3,000 shares of common stock remain reserved for future grants under option plans approved by the shareholders.

The Corporation has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Corporation measures compensation cost for its stock option plan using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for the stock option plan. If compensation cost had been determined consistent with the provisions of SFAS No. 123, which prescribes the "fair value based method" on the grant date, the results on the Corporation's net earnings and expense would not have been materially different from amounts reported in 2000, 1999, and 1998.

NOTE 14   CAPITAL REQUIREMENTS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's well capitalized category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                            MINIMUM REQUIREMENTS
                                                                            TO BE CLASSIFIED AS
                                                                            -------------------
                                                             ADEQUATELY             WELL-
                                                            CAPITALIZED          CAPITALIZED           ACTUAL
                                                            -----------          -----------           ------
DECEMBER 31, 2000
-----------------

Tier 1 leverage ratio...................................           4.0%                 5.0%               8.3%
Tier 1 risk-based ratio.................................           4.0%                 6.0%              11.0%
Total risk-based capital ratios.........................           8.0%                10.0%              12.2%

Tier 1 leverage ratio capital...........................     $5,462,000          $ 6,828,000       $ 11,372,000
Tier 1 risk-based capital...............................      4,140,000            6,211,000         11,372,000
Total risk-based capital................................      8,281,000           10,351,000         12,594,000

DECEMBER 31, 1999
-----------------

Tier 1 leverage ratio...................................           4.0%                 5.0%               8.5%
Tier 1 risk-based ratio.................................           4.0%                 6.0%              11.7%
Total risk-based capital ratios.........................           8.0%                10.0%              12.8%

Tier 1 leverage ratio capital...........................     $4,637,000          $ 5,796,000        $ 9,854,000
Tier 1 risk-based capital...............................      3,369,000            5,054,000          9,854,000
Total risk-based capital................................      6,821,000            8,526,000         10,914,000

DECEMBER 31, 1998
-----------------

Tier 1 leverage ratio...................................           4.0%                 5.0%               8.1%
Tier 1 risk-based ratio.................................           4.0%                 6.0%              11.1%
Total risk-based capital ratios.........................           8.0%                10.0%              12.3%

Tier 1 leverage ratio capital...........................     $4,139,000          $ 5,174,000        $ 8,425,000
Tier 1 risk-based capital...............................      3,043,000            4,564,000          8,425,000
Total risk-based capital................................      6,086,000            7,607,000          9,372,000


NOTE 15   RESTRICTIONS ON RETAINED EARNINGS

The Bank is restricted by banking regulations from making dividend distributions above prescribed amounts and limited in making loans and advances to the Corporation. At December 31, 2000, the retained earnings of the Bank available for distribution as dividends without regulatory approval was approximately $4,236,000.

NOTE 16   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

CREDIT RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31, are as follows:

                                    ---------------------------------------
                                        2000          1999          1998
                                    ---------------------------------------

Commitments to extend credit ....   $12,379,909   $13,209,156   $11,540,480
Standby letters of credit .......       415,709       313,702       926,000
Credit card commitments .........       592,994       513,500       377,590
                                    -----------   -----------   -----------

Totals ..........................   $13,388,612   $14,036,358   $12,844,070
                                    ===========   ===========   ===========

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances where the Corporation deems necessary.

Credit card commitments are issued by the Corporation and serviced by Elan Financial Services. These commitments are unsecured.

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation may be involved in various legal proceedings. Management has stated the Corporation was not involved in any such proceedings at December 31, 2000.


NOTE 17   STOCK SPLIT

On September 19, 2000, the Board of Directors authorized a 5 for 1 stock split effective February 28, 2001. These financial statements reflect this stock split for all periods presented.

NOTE 18   FAIR VALUE OF FINANCIAL INSTRUMENTS

Refer to Note 1 for the methods and assumptions used by the Corporation in estimating the fair value of financial instruments.

The following table presents information for financial instruments at December
31:

                        ---------------------------------------------------------------------------------------
                                   2000                          1999                          1998
                        ---------------------------------------------------------------------------------------
                          CARRYING       ESTIMATED      CARRYING       ESTIMATED      CARRYING       ESTIMATED
                           AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                           ------       ----------       ------       ----------       ------       ----------
Financial assets


Cash and short-
term investments ....   $  4,580,748   $  4,580,748   $  2,008,174   $  2,008,174   $  2,780,493   $  2,780,493

Securities ..........     26,354,640     26,339,816     25,667,061     25,223,947     26,534,559     26,583,328

Loans held
for sale and
investment net ......    104,153,002    102,987,686     85,455,489     85,011,850     74,912,499     74,991,066

FHLB stock ..........        687,300        687,300        512,500        512,500        402,500        402,500

Accrued interest
receivable ..........        963,684        963,684        723,380        723,380        649,631        649,631

Mortgage servicing
rights ..............        492,608        679,441        521,948        827,386        285,658        285,658

Financial liabilities


Deposits ............    112,028,787    112,240,546     94,792,575     94,717,822     86,382,472     86,573,179

Federal funds
purchased ...........              -              -              -              -      2,929,000      2,929,000

FHLB advances .......     13,500,000     13,484,765     10,250,000     10,103,442      8,050,000      7,816,000

Accrued interest
payable .............      1,328,315      1,328,315        904,745        904,745        746,072        746,072

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include office properties and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.


NOTE 19   CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial condition as of December 31, 2000, 1999, and 1998, and condensed statements of operations and cash flows for the years then ended for American Community Bankshares, Inc. should be read in conjunction with the audited consolidated financial statements and accompanying notes.

                        STATEMENTS OF FINANCIAL CONDITION
                        December 31, 2000, 1999, and 1998

                                                -------------------------------------------
                  ASSETS                            2000            1999            1998
                                                -------------------------------------------
Cash and due from banks ...................     $   215,062     $   303,943     $   409,543
Investment in subsidiary ..................      11,404,324       9,778,304       8,504,226
Other assets ..............................           3,509          10,957          13,428
                                                -----------     -----------     -----------

TOTAL ASSETS ..............................     $11,622,895     $10,093,204     $ 8,927,197
                                                ===========     ===========     ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY

Total liabilities .........................     $    21,672     $       255     $    99,336

Total stockholders' equity ................      11,601,223      10,092,949       8,827,861
                                                -----------     -----------     -----------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY ...................     $11,622,895     $10,093,204     $ 8,927,197
                                                ===========     ===========     ===========

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2000, 1999, and 1998

                                             ---------------------------------------------
                                                 2000             1999             1998
                                             ---------------------------------------------
Interest income ........................     $     7,791      $    12,288      $    22,658
Other expense ..........................          20,038           24,785           41,235
                                             -----------      -----------      -----------

Loss before taxes and equity in earnings
  of subsidiary ........................         (12,247)         (12,497)         (18,577)
Income tax benefit .....................          (4,592)          (3,507)          (4,542)
                                             -----------      -----------      -----------

Income before equity in earnings of
  subsidiary ...........................          (7,655)          (8,990)         (14,035)
Equity in earnings of subsidiary .......       1,515,217        1,438,329        1,035,060
                                             -----------      -----------      -----------

Net income .............................     $ 1,507,562      $ 1,429,339      $ 1,021,025
                                             ===========      ===========      ===========

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999, and 1998

                                                   ---------------------------------------------
                                                       2000             1999            1998
                                                   ---------------------------------------------
Cash flows from operating activities:
Net income ...................................     $ 1,507,562      $ 1,429,339      $ 1,021,025
Adjustments to reconcile net income to net
  cash provided by (used in) operations:
Equity in earnings of subsidiary .............      (1,515,217)      (1,438,329)      (1,035,060)
Net amortization .............................                           13,428           11,700
(Increase) decrease in other assets ..........           7,448          (10,957)         326,100
Increase (decrease) in other liabilities .....          21,417          (99,081)        (140,764)
                                                   -----------      -----------      -----------

Net cash provided by (used in) operations ....          21,210         (105,600)         183,001
                                                   -----------      -----------      -----------

Cash flows from investing activities -
  Capitalization of subsidiary ...............                                        (1,000,000)
                                                                                     -----------

Net cash used in financing activities:
Issuance of common stock .....................                                            15,000
Dividends paid ...............................        (110,091)
                                                   -----------

Net cash used in (provided by) financing
  activities .................................        (110,091)                           15,000
                                                   -----------                       -----------

Net decrease in cash .........................         (88,881)        (105,600)        (801,999)
Cash and due from banks at beginning .........         303,943          409,543        1,211,542
                                                   -----------      -----------      -----------

Cash and due from banks at end ...............     $   215,062      $   303,943      $   409,543
                                                   ===========      ===========      ===========

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY
                                                               Wausau, Wisconsin


                                               CONSOLIDATED FINANCIAL STATEMENTS
                                  Six-Month Periods Ended June 30, 2001 and 2000

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                               CONSOLIDATED FINANCIAL STATEMENTS
                                  Six-Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


ACCOUNTANT'S COMPILATION REPORT..............................................1

FINANCIAL STATEMENTS
     Consolidated Statements of Financial Condition..........................2
     Consolidated Statements of Operations...................................3
     Consolidated Statements of Changes in Stockholders' Equity..............4
     Consolidated Statements of Cash Flows...................................5
     Notes to Consolidated Financial Statements..............................7

                                 [WIPFLI LOGO]
                               CPAs & Consultants

                         ACCOUNTANT'S COMPILATION REPORT



Board of Directors
American Community Bankshares, Inc.
Wausau, Wisconsin


We have compiled the accompanying consolidated statements of financial condition of American Community Bankshares, Inc. as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the six-month periods then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Corporation's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



Wipfli Ullrich Bertelson LLP


July 10, 2001
Wausau, Wisconsin

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                          June 30, 2001 and 2000
--------------------------------------------------------------------------------


                                       ASSETS                                   2001                2000
-----------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                         $  2,765,481        $  2,542,056
Interest-bearing deposits with banks and money market funds                        1,590,353             540,765
Federal funds sold                                                                 2,893,000             646,000
Investment securities available for sale at fair value                             8,940,673           7,813,751
Investment securities held to maturity - Fair value of $18,007,101
  and $17,105,362 in 2001 and 2000, respectively                                  17,692,938          17,563,692
Loans held for sale                                                                  894,077
Loans held for investment, net                                                   104,690,370          99,359,825
Federal Home Loan Bank stock                                                         798,300             617,500
Accrued interest receivable                                                          999,397             787,773
Mortgage servicing rights, net                                                       521,608             517,210
Office properties and equipment                                                    1,132,063           1,165,159
Other assets                                                                         244,800             181,853
-----------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                    $143,163,060        $131,735,584
=================================================================================================================

                        LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------

Deposit liabilities                                                             $116,149,699        $107,470,169
Federal Home Loan Bank advances                                                   13,000,000          12,250,000
Accrued interest and other liabilities                                             1,550,099           1,218,262
-----------------------------------------------------------------------------------------------------------------

  Total liabilities                                                              130,699,798         120,938,431
-----------------------------------------------------------------------------------------------------------------

Common stock - $20 stated value, 1,000,000 and 500,000 shares authorized in 2001 and 2000, respectively, and 366,970 shares
  issued and outstanding                                                           7,339,400           7,339,400
Additional paid-in capital                                                           169,048              10,450
Retained earnings                                                                  4,919,135           3,568,473
Accumulated non-owner adjustments to equity                                           35,679            (121,170)
-----------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                        12,463,262          10,797,153
-----------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $143,163,060        $131,735,584
=================================================================================================================


See Accountant's Compilation Report.                                           2

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                  Six-Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                       2001              2000
-----------------------------------------------------------------------------------------------------------------
Interest on loans                                                                  $ 4,478,471       $ 3,891,840
Interest on investment securities held to maturity and available for sale              744,482           756,882
Other interest and dividends                                                           112,975            63,619
-----------------------------------------------------------------------------------------------------------------

Total interest and dividend income                                                   5,335,928         4,712,341
-----------------------------------------------------------------------------------------------------------------

Interest on deposit liabilities                                                      2,903,670         2,483,931
Interest on Federal Home Loan Bank advances and other borrowings                       369,128           331,239
-----------------------------------------------------------------------------------------------------------------

Total interest expense                                                               3,272,798         2,815,170
-----------------------------------------------------------------------------------------------------------------

Net interest income                                                                  2,063,130         1,897,171
Provision for loan losses                                                               87,500            58,000
-----------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses                                  1,975,630         1,839,171
-----------------------------------------------------------------------------------------------------------------

Noninterest income:
  Retail banking fees and service charges                                               42,039            29,992
  Loan servicing fees, net                                                              80,874            89,575
  Gain on sales of loans                                                               411,681            84,424
  Other income                                                                          42,260            30,908
-----------------------------------------------------------------------------------------------------------------

Total noninterest income                                                               576,854           234,899
-----------------------------------------------------------------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits                                                   793,903           540,222
  Occupancy and equipment                                                              215,059           190,711
  Provision for mortgage servicing right valuation allowance                           144,677             8,194
  Other expenses                                                                       312,847           245,128
-----------------------------------------------------------------------------------------------------------------

Total noninterest expense                                                            1,466,486           984,255
-----------------------------------------------------------------------------------------------------------------

Income before income taxes                                                           1,085,998         1,089,815
Income tax expense                                                                     353,994           355,040
-----------------------------------------------------------------------------------------------------------------

Net income                                                                         $   732,004       $   734,775
=================================================================================================================

Per share information:
  Basic earnings per share                                                         $      1.99       $      2.00
  Diluted earnings per share                                                       $      1.82       $      1.87
  Dividends per share                                                              $      0.22       $      0.10


See Accountant's Compilation Report.                                           3

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                  Six-Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


                                                                                                   ACCUMULATED
                                                                                                      OTHER
                                                            ADDITIONAL                            COMPREHENSIVE
                                               COMMON         PAID-IN          RETAINED              INCOME
                                                STOCK         CAPITAL          EARNINGS              (LOSS)         TOTALS
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000                     $7,339,400       $ 10,450       $ 2,870,395            $(127,296)   $ 10,092,949

Comprehensive income:
  Net income                                                                     734,775                              734,775
  Securities valuation adjustment,
    net of income taxes                                                                                 6,126           6,126
                                                                                                                 -------------

    Net income and non-owner                                                                                          740,901
      adjustment to equity                                                                                       -------------

Dividends paid ($.10 per share)                                                  (36,697)                             (36,697)
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2000                       $7,339,400       $ 10,450       $ 3,568,473            $(121,170)   $ 10,797,153
==============================================================================================================================

Balance, January 1, 2001                     $7,339,400       $ 10,450       $ 4,267,866            $ (16,493)   $ 11,601,223

Comprehensive income:
  Net income                                                                     732,004                              732,004
  Securities valuation adjustment,
    net of income taxes                                                                                52,172          52,172
                                                                                                                 -------------

    Net income and non-owner                                                                                          784,176
      adjustment to equity                                                                                       -------------

Dividends paid ($.22 per share)                                                  (80,735)                             (80,735)
Capital contributed upon
  grant of stock options                                       158,598                                                158,598
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2001                       $7,339,400       $169,048       $ 4,919,135            $  35,679    $ 12,463,262
==============================================================================================================================


See Accountant's Compilation Report.                                           4

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  Six-Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------

                                                                                        2001                2000
--------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                      $    732,004           $  734,775
  Adjustments to reconcile net income to net cash provided by operations:
    Provision for depreciation and net amortization                                    158,398              136,159
    Gains on sales of loans                                                           (411,681)             (84,424)
    Provision for loan losses                                                           87,500               58,000
    Provision for mortgage servicing right valuation allowance                         144,677                8,194
    FHLB stock dividends                                                               (37,200)             (22,900)
    Increase in loans held for sale                                                   (668,127)
    Capital contributed upon grant of stock options                                    158,598
    Increase in accrued interest receivable                                            (35,713)             (64,393)
    (Increase) decrease in other assets                                                 62,152              (77,097)
    Increase in accrued interest and other liabilities                                  52,850              125,825
--------------------------------------------------------------------------------------------------------------------

Net cash provided by operations                                                        243,458              814,139
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Net increase in interest-bearing deposits with banks and
    money market funds                                                                (873,119)            (499,467)
  Net increase in federal funds sold                                                (1,744,000)            (646,000)
  Net purchases of securities available for sale                                    (1,874,475)            (204,209)
  Net maturities of securities held to maturity                                      1,682,261              503,489
  Net increase in loans held for investment                                           (850,818)         (13,962,336)
  Purchase of office properties and equipment                                          (72,517)             (71,433)
--------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities                                               (3,732,668)         (14,879,956)
--------------------------------------------------------------------------------------------------------------------

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                  Six-Month Periods Ended June 30, 2001 and 2000
--------------------------------------------------------------------------------


                                                                                     2001                2000
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase in deposit liabilities                                                    $ 4,120,912         $12,677,594
  Long-term advances from Federal Home Loan Bank                                                           2,000,000
  Repayment of long-term Federal Home Loan Bank advances                                (500,000)
  Dividends paid                                                                         (80,735)            (36,697)
---------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                              3,540,177          14,640,897
---------------------------------------------------------------------------------------------------------------------

Net increase in cash and due from banks                                                   50,967             575,080
Cash and due from banks at beginning                                                   2,714,514           1,966,976
---------------------------------------------------------------------------------------------------------------------

Cash and due from banks at end                                                       $ 2,765,481         $ 2,542,056
=====================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid on deposits and borrowings                                           $ 3,249,156         $ 2,599,963
  Income taxes paid                                                                      415,000             426,915
  Loans charged off                                                                       14,412


See Accountant's Compilation Report.                                           6

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             See Accountant's Compilation Report
--------------------------------------------------------------------------------
NOTE 1
GENERAL

The consolidated statements of financial condition as of June 30, 2001 and 2000, and the consolidated statements of operations, statements of stockholders' equity, and statements of cash flows for the six-month periods ended June 30, 2001 and 2000, have been compiled. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position for the unaudited interim period have been made.

The Corporation is not aware of any known trends, events, or uncertainties that will have or that are reasonably likely to have a material effect on the Corporation's liquidity, capital resources, or operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes for the years ended December 31, 2000, 1999, and 1998, provided to shareholders. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

NOTE 2   STOCK SPLIT

         On September 19, 2000, the Board of Directors authorized a 5 for 1 stock split effective February 28, 2001. These financial statements reflect this stock split for all periods presented.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             See Accountant's Compilation Report
--------------------------------------------------------------------------------

NOTE 3   EARNINGS PER SHARE

         Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share is further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares consist of stock options outstanding under the incentive plans described in Note 4. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the earnings per share computations. The computation of earnings per share for the six months ended June 30, 2001 and 2000 is as follows:


                                                      2001                              2000
                                         ------------------------------  -------------------------------
                                               BASIC         DILUTED             BASIC        DILUTED
-------------------------------------------------------------------------------------------------------
Net income                                   $ 732,004      $ 732,004         $ 734,775      $ 734,775
=======================================================================================================

Average common shares
  issued                                       366,970        366,970           366,970        366,970
Potential common shares
  issued under stock options
  (treasury stock method)                                      34,635                           25,460
-------------------------------------------------------------------------------------------------------

Average common shares and
  potential common shares                      366,970        401,605           366,970        392,430
=======================================================================================================

Earnings per share                           $    1.99      $    1.82         $    2.00      $    1.87
=======================================================================================================

NOTE 4   STOCK-BASED COMPENSATION

         Under the terms of a nonqualified stock option plan, shares of unissued common stock are reserved for options to organizers and key employees of the Corporation. Options expire no later than ten years from the date of the grant. Options granted under the various current stock option agreements became exercisable following attainment of certain profitability goals and time limitations. At June 30, 2001, all options outstanding were eligible to be exercised.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             See Accountant's Compilation Report
--------------------------------------------------------------------------------

NOTE 4   STOCK-BASED COMPENSATION (Continued)

         The following table summarizes information regarding stock options exercisable at June 30, 2001:


          EXERCISE
           PRICES                                                       SHARES
          --------------------------------------------------------------------
          $      1                                                       2,850
          $     20                                                      53,750
          $     40                                                       6,500

For the six months ended June 30, 2001, activity in stock options outstanding was as follows:


                                                                                          WEIGHTED
                                                                                          AVERAGE
                                                                            SHARES         PRICE
         -------------------------------------------------------------------------------------------
         January 1, 2001                                                    58,750        $ 21.70
         Options granted                                                     4,350          14.45
         --------------------------------------------------------------------------

         June 30, 2001                                                      63,100        $ 21.20
         ==========================================================================

         There were no options granted, forfeited, or exercised during the six months ended June 30, 2000.

         On June 27, 2001, the Corporation granted 2,850 options exercisable for $1 per share. Because this exercise price was less than the Corporation's stock fair value per share, compensation expense equal to the difference between the exercise price and fair value was recorded during the six months ended June 30, 2001. Net income was decreased $104,674 as a result of issuing these options, net of tax benefit of $53,924.

         As of June 30, 2001 there were no more shares of common stock reserved for future grants under option plans approved by the shareholders.

                                             AMERICAN COMMUNITY BANKSHARES, INC.
                                                                  AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                             See Accountant's Compilation Report
--------------------------------------------------------------------------------

NOTE 4   STOCK-BASED COMPENSATION (Continued)

         The Corporation accounts for stock-based compensation under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Corporation measures compensation cost for its stock option plan using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." If compensation cost had been determined consistent with the provisions of SFAS No. 123, which prescribes the "fair value based method" on the grant date, the results on the Corporation's net earnings and expense would not have been materially different from amounts reported in 2001 and 2000.


NOTE 5   CHANGE IN ACCOUNTING PRINCIPLE

         Effective January 1, 2001, the Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Under these SFAS, the Corporation must recognize all material derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value are generally recognized in earnings in the period of the change. The adoption of SFAS No. 133 and No. 138 did not have an impact on the Corporation's financial condition or results of operations.


NOTE 6   SUBSEQUENT EVENT

         As of August 31, 2001, 35,354 of the 63,100 unexercised options discussed in Note 4 were exercised. Option exercise proceeds were approximately $677,000, before a related tax benefit of $404,000. Total stockholders' equity increased $1,081,000 as a result of the exercise of these options.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

         Under the By-Laws of First Federal Capital Corp and the Wisconsin Business Corporation Law, directors and officers of First Federal Capital Corp are entitled to mandatory indemnification from First Federal Capital Corp against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding, and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined the director or officer breached or failed to perform such person's duties to First Federal Capital Corp and such breach or failure constituted: (i) a willful failure to deal fairly with First Federal Capital Corp or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The Wisconsin law specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above.

Item 21. Exhibits and Financial Statement Schedules

         (a)      EXHIBITS.

EXHIBIT
NUMBER            DOCUMENT DESCRIPTION
-------           --------------------
2.1               Agreement and Plan of Merger
3.1               Articles of Incorporation, as amended (7)
3.2               Bylaws, as amended (6)
4.1               Specimen stock certificate (1)
4.2               Rights Agreement, dated as of January 24, 1995 (5)
10.1              1989 Stock Incentive Plan (1)
10.2              1989 Directors' Stock Option Plan, as amended (2)
10.3              1992 Directors' Stock Option Plan, as amended (7)
10.4              1992 Stock Option and Incentive Plan (3)
10.5              Rock Financial Corp. 1992 Stock Option and Incentive Plan (4)
10.6              1997 Stock Option and Incentive Plan (6)
10.7              Employee Stock Ownership Plan (1)
10.8              Employment agreements, as amended, between the Corporation and the Bank and the following executive officers:

                           a)  Thomas W. Schini - Fiscal 2000 Agreement (7)
                           b)  Thomas W. Schini - Fiscal 2001 Agreement (7)
                           c)  Bradford R. Price (7)
                           d)  Jack C. Rusch (7)
                           e)  Joseph M. Duncan (7)
                           f)  Milne J. Duncan (7)
                           g)  Robert P. Abell (7)

10.9              First Federal of La Crosse Directors' Deferred Compensation
                  Plan (1)
10.10             First Federal of La Crosse Annual Incentive Bonus Plan (1)
10.11             First Federal of La Crosse Incentive Bonus Plan for Group Life
                  Insurance (1)
10.12             First Federal of Madison Deferred Compensation Plan for
                  Directors (1)
11.1 Computation of Earnings Per Share--Reference is made to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"
21.1              Subsidiaries of the Registrant--Reference is made to Part I,
                  Item 1, "Business--Subsidiaries"
23.1              Consent of Ernst & Young LLP (7)
99.1              Form of Proxy

(1) Incorporated herein by reference to exhibits filed with the Corporation's Form S-1 Registration Statement declared effective by the SEC on September 8, 1989 (Registration No. 33-98298-01).
(2) Incorporated herein by reference to exhibits filed with the Corporation's Annual Report on Form 10-K for the year ended
         December 31, 1989, filed with the SEC on March 30, 1990.
(3) Incorporated herein by reference to the Corporation's Proxy Statement dated March 11, 1992.
(4) Incorporated herein by reference to exhibits filed wit the Corporation's Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement filed with the SEC on December 26, 1995 (Registration No. 33-98298-01).
(5) Incorporated herein by reference to the Corporation's Registration Statement on Form 8-A filed with the SEC on January 27, 1995.
(6) Incorporated herein by reference to the exhibits filed with the Corporation's Annual Report on Form 10-K for the year ended
         December 31, 1997, filed with the SEC on March 20, 1998.
(7) Incorporated herein by reference to exhibits filed with the Corporation's Annual Report on Form 10-K for the year ended
         December 31, 2000, filed with the SEC on March 31, 2001.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (b) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

         (c) Every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

         (e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

         (f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           FIRST FEDERAL CAPITAL CORP



September 7, 2001                          By:  /s/ Jack C. Rusch
                                           Jack C. Rusch
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby appoints Jack C. Rusch, Michael Dosland and Bradford R. Price and each of them his true and lawful attorney and agent to execute in the name of each such person and to file any amendments to this Registration Statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof in connection with this Registration Statement, which amendments may make any such changes in this Registration Statement as the registrant deems appropriate and to execute any and all instruments and documents filed as a part or in connection with this Registration Statement or any amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on the dates indicated.

/s/ Thomas W. Schini                                          September 7, 2001
Thomas W. Schini
Chairman of the Board

/s/ Dale A. Nordeen                                           September 7, 2001
Dale A. Nordeen
Vice Chairman of the Board

/s/ Jack C. Rusch                                             September 7, 2001
Jack C. Rusch
President, Chief Executive Officer, and
Director (principal executive officer)

/s/ Marjorie A. Davenport                                     September 7, 2001
Marjorie A. Davenport
Director

/s/ John F. Leinfelder                                        September 7, 2001
John F. Leinfelder
Director

/s/ Richard T. Lommen                                         September 7, 2001
Richard T. Lommen
Director

/s/ Patrick J. Luby                                           September 7, 2001
Patrick J. Luby
Director

/s/ David C. Mebane                                           September 7, 2001
David C. Mebane
Director

/s/ Phillip J. Quillin                                        September 7, 2001
Phillip J. Quillin
Director

/s/ Don P. Rundle                                             September 7, 2001
Don P. Rundle
Director

/s/ Michael W. Dosland                                        September 7, 2001
Michael W. Dosland
Senior Vice President and
Chief Financial Officer
(principal financial and
accounting officer)